3

06010085

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Nampak

*CURRENT ADDRESS

PROCESSED
JAN 10 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3714 FISCAL YEAR 9-30-05

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DAT : 1/5/06


Cadbury
DAIRY MILK
FRUIT
LUX
Creamy-Filled
Pillows


SMIRNOFF
SPIN
SPIRIT COOLER
CASTLE

Nampak

Annual Report
2005


JABULANI
JABULANI

Life like "Out of Africa" graphics presented through a litho-laminated container which creates an eye catching point of sale medium for the export wine market. ▶


BLUE

◀ A packing line problem solved, while creating an updated pack for this well established product in African markets.

After the success of the Omo Progress carton a second generation Metalitone carton was developed for Skip Intelligent. This world-first pack significantly improved the shelf appeal of the product and included a hologram and five different anti-counterfeit features. ▶


skip
skip
Intelligent
1kg

Nampak had nine trophy winners in this year's prestigious Goldpack Awards. These innovative and unique packs are featured on the front cover.

Nampak is Africa's largest and most diversified packaging manufacturer and also has operations in several countries in Europe.

South Africa

In South Africa, Nampak offers the widest product range of any packaging company in the world, providing customers with a total solution to their packaging needs, supported by our world-class research and development facility in Cape Town.

In addition to packaging, Nampak is also the largest manufacturer of tissue paper products.

The group is extensively involved in collecting and recycling all types of packaging.

Rest of Africa

Nampak is growing its presence on the African continent and has operations in nine countries manufacturing a range of metal, paper and plastic packaging products.

Europe

In Europe Nampak operates in eight countries. It is the major supplier of plastic bottles to the dairy industry in the United Kingdom and is one of the leading manufacturers of folding cartons in Europe with a strong position in several niche markets, including the healthcare market.

Corporate

The corporate office based in Sandton, South Africa, provides strategic direction and administers overall control of the group.

Website
www.nampak.com

Company registration
Nampak Limited

Registration number
1968/008070/06

Financial Highlights and Performance Trends

Rm	2005	2004	% change
INCOME STATEMENT			
Revenue	**15 583**	17 495	(10.9)
Profit from operations	**1 356**	1 633	(17)
Operating margin	**8.7%**	9.3%	
Net profit	**781**	967	(19.2)
Headline earnings per share	**119.2c**	146.1c	(18.4)
Dividend per share	**83.6c**	83.6c	
BALANCE SHEET			
Total shareholders' funds	**5 265**	5 416	
Total assets	**10 436**	11 186	
Net asset value per share	**816c**	839c	
Net borrowings	**578**	1 145	
CASH FLOW			
Cash generated from operations	**2 013**	2 130	(5.5)
EBITDA	**2 057**	2 434	(15.5)
Net gearing	**11%**	21%	


Cash generated from operations (Rm)
2 500
2 000
1 500
1 000
500
0
R1 119
R1 068
R1 767
R2 007
R2 130
R2 013
2000
2001
2002
2003
2004
2005


Dividends per share (cents)
100
80
60
40
20
0
53.3c
53.3c
60.6c
69.7c
83.6c
83.6c
2000
2001
2002
2003
2004
2005


Gearing (%)
Net gearing
Gross gearing
100
80
60
40
20
0
26%
55%
33%
71%
44%
97%
26%
42%
21%
36%
11%
23%
2000
2001
2002
2003
2004
2005


NAV per share (cents)
1 000
800
600
400
200
0
478c
516c
748c
758c
839c
816c
2000
2001
2002
2003
2004
2005

Metals and Glass: *Africa*


Dulux
Double Velvet

About our Metals and Glass Product Range

Nampak is the sole beverage can manufacturer in sub-Saharan Africa. We also produce two and three piece tinplate food cans, as well as general line cans used for industrial and household products. We manufacture metal ends, crowns and closures. In aerosols we manufacture both monobloc aluminium and tinplate containers. Customer designed decorative tinware, used primarily for promotional purposes, completes our range of metals products. Nampak Glass manufactures a range of clear and coloured glass bottles.

Paper: *Africa and Europe*


NAMAQUA
whiskas
Surf
Choice
WEET-BIX
AMYRAL

About our Paper Product Range

Our broad range of leading paper-based carton packaging includes folding cartons, corrugated cartons, liquid cartons, display cartons and composite containers. We specialise in wet glue paper labels, leaflets, multiple-wall paper sacks and bags as well as paperboard cores, cones and tubes. Also manufactured from paper is a range of speciality coated papers and industrial packing materials. Non-packaging paper products include a range of printed books and diaries and tissue products.

Rigid Plastics: *Africa and Europe*



About our Rigid Plastics Product Range

Nampak's rigid plastic offering includes PET and HDPE bottles used for packaging beverages and other liquid products, blow-moulded drums and injection-moulded HDPE crates and trays as well as injection-moulded polypropylene containers. Our range of quality tubes includes decorative plastic tubes and high-barrier laminated tubes used in a wide variety of cosmetic, toiletry and personal care markets. Also manufactured in plastic is a range of beverage and specialised closures.

Flexible Plastics: *Africa*



About our Flexible Plastics Product Range

Nampak manufactures reels, pouches and bags in any form of film, paper or foil combination. Specialities include liquid bags, medical packaging, stand-up pouches and aluminium foil conversions. We also produce a wide range of extruded and co-extruded films. Retail bags in a variety of formats complete our product offering.

(in order from left)


1.
2.
3.
4.
5.
6.

Non-executive directors

1. PETER CAMPBELL (68)*
CA(SA), AMP Harvard
Was formerly deputy chairman of Nampak Limited, a position from which he retired in 1997. He remains a non-executive director of Nampak and chairman of Nampak's audit committee. He is chairman of Hudaco Industries Limited and Pangbourne Properties Limited and is a non-executive director of Crookes Brothers Limited and Delta Electrical Industries, and sits on the audit committee of all of these companies. Appointed to the board in 1984.

2. TREVOR EVANS (60)
BSc (Rhodes), SEP (Stanford)
Non-executive chairman. Non-executive director of Standard Bank. Retired as executive chairman of Nampak on 30 September 2003. He was appointed deputy chairman and chief executive officer of Nampak in 2000 and executive chairman of the group in 2001. He joined the Group in 1967 and became group managing director in 1992. President of the Plastics Federation of South Africa from 1989 to 1991 and a governor of Rhodes University since 2000. He was recognised by the Plastics Federation of South Africa for service to the South African plastics industry with a Gold Award in 1991. In 1992 voted "most progressive CEO in South Africa" by the Black Management Forum and in 1997 received the Packaging Achiever Award for meritorious service to the Packaging Industry. Appointed to the board in 1990.

3. BUDDY HAWTON (68)*
Fellow Member of the Chartered Institute of Secretaries
Chairman of Sun International Limited and Woolworths Holdings Limited. Also serves on the boards of Liberty Group, Standard Bank Group and Stanlib. Appointed to the board in 1991.

4. MICHAEL KATZ (61)*
BComm, LLB, LLM, LLD(h.c.)
Executive chairman Edward Nathan & Friedland (Pty) Limited. Currently serving on the boards of numerous companies including Nedbank Limited and National Housing Finance Corporation Limited. He is an honorary professor of company law at the University of the Witwatersrand and course director of the higher diploma in company law at the same university. He is chairman of the tax advisory committee to the Minister of Finance and serves as a member of the Securities Regulation Panel. Appointed to the board in 1985.

5. REUEL KHOZA (55)
BA, MA (Marketing Management), PMD (Harvard Business School), IPBM (IMD, Lausanne)
Chairman of Aka Capital (Pty) Limited, Corobrik (Pty) Limited, Murray and Roberts Cementation (Pty) Limited, Akani Leisure (Pty) Limited and the NEPAD Business Foundation. Director of JSE Limited, Protea Hospitality Limited, Nedbank Group, and Gold Reef Casino Resorts Limited. Currently Fellow and President of the Institute of Directors in South Africa.
A leading proponent of a new management culture and leadership based on inclusivity, Afrocentricity and Ubuntu. An advocate of African-led globally competitive economics and industries from the mother continent. A distinguished consultant, lecturer, and change agent in business for over two decades. He is also a member, and past director and patron of the Black Management Forum (BMF). Recipient of 2001 Leadership in Practice Award from the University of South Africa – School of Business Leadership, the 2000 Excellence in Business Management Award from the University of the North, and the 1997 Black Management Forum (BMF) Presidential Achievers Award. Appointed to the board in 2005.

6. KEITH MOKOAPE (58)*
BSc, MM (Human Resources)
General manager of the South African Army Foundation, and major-general responsible for the South African Army Reserve. He heads an empowerment consortium, Katleho Linkages, which has invested in defence-related companies whose boards he chairs – CyberSim, Sigma Logistic Solutions, and Intertechnic. He also holds directorships of the National Business Initiative, the Aerospace, Maritime and Defence Industries Association, and the Private Game Reserve Singita Lebombo. Appointed to the board in 1998.

7. LOT NDLOVU (54)*
Dip LR (Unisa), MAP (Wits), EDP (North Western, USA), AMP (Harvard)
Maduke Lot Ndlovu is vice-chairman of Nedcor and previously was CEO of Peoples Bank Limited.
He is chairman of Lafarge South Africa, NestLife Assurance Corporation Limited, The South African National Roads Agency Limited, Nakatomi Corporation, Mpumalanga Economic Empowerment Corporation, Community Growth Management Company, Lefika Holdings, Barak Mining Services, Crystal View Consulting, St Anthony's Education Centre and November Ten Charities. He is a director of Mutual and Federal. He is also a member of the Independent Commission for the Remuneration of Public Office Bearers, the Business Trust on Job Creation and Hope in Victory (a care-giving organisation for HIV patients).
Ndlovu is a doyen of the black empowerment movement in SA. He was president of both the Black Management Forum (BMF) and the Black Business


7.
8.
9.
a.
b.
c.
d.

Council. The Black Economic Empowerment Commission was initiated by the BMF under his presidency.
He studied business management at Unisa, Wits, North Western University (US) and Harvard Business School. He holds an honorary doctorate from Pretoria Technikon (now Tshwane Institute of Technology). Appointed to the board in 1993.

8. THYS VISSER (51)
CA (SA)
Chief executive officer of Remgro Limited. Currently serving on the boards of British American Tobacco plc, Distell Group Limited, Rainbow Chicken Limited and Unilever Bestfoods Robertsons (Pty) Limited. He is a chartered accountant who qualified with Arthur Young & Company in Cape Town before joining Rembrandt Group Limited where he held a number of positions, including financial director in 1991 and managing director in 1992. Appointed to the board in 2002.

9. ROBERT WILLIAMS (64)*
BA, LLB
Robbie Williams is currently chairman of Tiger Brands Limited and Illovo Sugar Limited. He also serves on the board of FirstRand Limited, Mutual & Federal Assurance Company Limited and Oceana Group Limited. Appointed to the board in 1990.

Executive directors

a. JOHN BORTOLAN (57)
SEP (Stanford)
Chief executive officer. He began his career at Nampak in 1980 as the commercial director of Peters Papers, becoming its managing director in 1983. In 1986 he was appointed managing director of Nampak Tissue. In 1990 he became a director of Nampak Limited responsible for Foodcan, Paper Distribution, Tissue and Paper Manufacturing. In 1996 BlowMocan in the UK and Blow Molders were added to his portfolio. In more recent years he has also had responsibility for Corrugated, Printpak Limited and Liquid Packaging. He was appointed managing director of Nampak's South African and African businesses in 2000 and became group managing director in July 2001. On 1 August 2003 he was made chief executive officer of the group. Appointed to the board in 1990.

b. NEIL CUMMING (51)
MSocSci, EDP (IMD Switzerland), HDPM, Reg Industrial Psychologist
Managing director Africa region. He was appointed managing director of the Africa region on 1 October 2003 and is responsible for the Nampak operations in South Africa and the rest of Africa. He was previously responsible for the paper-based divisions in the group including Corrugated, Printpak, Paper Merchants and Redibox and also for the Nampak operations in the rest of Africa. He has held positions in the sugar, chemical and packaging industries and joined the group in 1986. Appointed alternate director in 1991 and a director in 1994.

c. TIM JACOBS (36)
CA (SA)
After qualifying with Ernst & Young he joined Air Liquide (Pty) Limited as financial director in 1996. He joined Nampak in January 2001 as group accountant and was appointed group financial manager in 2003. Appointed acting chief financial officer in June 2005, and appointed permanently on 1 October 2005. Appointed to the board in 2005.

d. ALASTAIR LANG (59) (British)
CA, EDP (Columbia)
Managing director of Nampak Wiegand Glass (Pty) Limited and responsible for the Bevcap division. Previously responsible for the metal and glass-based divisions in the group and for the group's operations in the rest of Africa. He qualified as a chartered accountant in Scotland in 1968 and joined Metal Box SA Limited in 1972 after two years with Metal Box plc in the UK. Between 1972 and 1985 he held several financial positions within Metal Box SA Limited before being appointed managing director of Bevcan in 1985. He then ran the beverage sector of Nampak and was appointed to the Nampak board in 1990.

*Independent non-executive



Trevor Evans: *Chairman*

Introduction

The South African economy experienced another good year of growth during 2005 with some economists suggesting that a GDP growth of 5% for the year will be achievable. What is encouraging for the packaging industry, is that recent statistics reflect growth in non-durable consumer expenditure in excess of 4% per annum. During the year some of the group's divisions – Rigid Plastics, Closures and Glass – experienced growth rates above this level, however, the majority of our South African businesses did not experience this level of growth, primarily due to the effect of the strong rand. However, in general, growth rates across most of the South African operations improved towards year-end.

In Europe, packaging growth still tends to track GDP although relocation of some customers' manufacturing facilities to lower cost regions has diluted this.

In the rest of Africa the Nigerian businesses had good growth in the sales of cigarette cartons. Whilst trading in Zimbabwe was satisfactory, the hyper-inflationary environment has resulted in a substantial reduction in profit from that country.

During the year the group continued to reshape the businesses to adjust to the difficult trading conditions faced by Nampak in South Africa and Europe. Four factories were shut in South Africa and three in the United Kingdom. In these regions, head office and other costs were also reduced. Costs of R150 million were incurred in this process.

Excluding the acquisition of in-plants, R833 million was invested to upgrade old equipment and to produce new products, cater for expansion and in the further upgrade of the information technology system. The group is coming to the end of a major five-year information technology upgrade with completion date on track for the end of the first quarter of 2007. To date, all conversions have gone well with minimal disruptions to the business, and benefits are expected to be delivered from 2006 onwards.

Portfolio review

The Short Run plastics industrial containers business in Europe, which had a turnover of £79 million in 2004, was sold for £21 million effective 30 October 2004. This transaction facilitated the sale in the United Kingdom of the Woburn Sands property for £40 million.

In the United Kingdom, the profitable plastic milk bottle business was strengthened by the acquisition of two in-plant operations with long-term supply contracts.

Effective 1 March 2005, Peters Papers, the paper merchants division, was sold for R220 million to a leading emerging markets private equity company, in partnership with management and a Black Economic Empowerment investment company.

Effective 1 October 2005, German glass maker, Wiegand-Glas, acquired a 50% equity stake in the Glass division. Wiegand-Glas will provide skills and technology which will accelerate the business's improvement in quality and productivity.

Subsequent to year-end, Tufbag was sold for R9 million.

Overview of results

Excluding businesses sold, revenue for the group fell 1% to R15 213 million. Profit before abnormal items fell 16% to R1 308 million. Net financing costs reduced by 31% to R104 million as a result of lower interest rates in South Africa and a further reduction in net borrowings.

Although taxation declined from R522 million to R498 million, the effective tax rate increased from 34.8% to 38.8%. Headline earnings per share for the year declined 18.4% to 119.2 cents per share.

The group experienced a number of abnormal items during the year as well as some effects from changes in accounting standards. The reasons for this and the higher tax rate are highlighted in the chief financial officer's review.

The cash flow from operations improved R228 million to R1 097 million. Net gearing reduced to11% and the dividend for the full year was maintained at 83.6 cents per share.

Shareholding

The group completed a R1 billion BEE equity transaction which was effective from 30 September 2005. The major portion of this was financed by the group.
A scheme of arrangement was entered into whereby the group repurchased 10% of the shares in issue on 31 October 2005 in order to mitigate the dilution effect of the BEE transaction.

This transaction has resulted in 5% of the shares being held by employees and 5% by a broad-based BEE consortium.

This deal, whilst complying with the national initiative, will deliver benefits through the better positioning of the company to optimise domestic revenue. The deal should also help to motivate the South African workforce and its black management and most importantly the leadership of the consortium has a very important role to play in guidance at board level, particularly in the development of our African strategy.

Allan Gray, Remgro and Sanlam remain the group's largest shareholders, holding almost 50% of the total shares in issue.

Social responsibility and sustainability

The group allocates 1% of its global after-tax profits to social programmes and in the past year this amounted to some R9 million, with the largest portion being spent on education followed by health and welfare and the environment.

Nampak continues to embrace sustainability as a business approach that creates long-term shareholder value and retained its status in the SRI Index on the JSE.

Our BEE partners will help grow domestic revenue and play an important role in the development of our African strategy.

Full details of the group's corporate social investment and sustainability programmes are covered in the Sustainability Report on pages 55 to 65.

Corporate governance

The board comprises 13 directors, four executive directors and nine non-executive directors. Of the nine non-executive directors, six are regarded as independent.

Strategy

During the year UBS, a global financial institution, was commissioned to assist the group in evaluating the various strategic options under consideration. This process reinforced the emphasis in the short to medium term on low-cost production, portfolio optimisation, improvement in return on capital employed, and increased focus on overall improvement in total shareholder returns.

To support this, it is proposed to align senior executive remuneration to total shareholder returns and the new scheme will be put to shareholders at the annual general meeting in January. Details can be found on pages 160 to 165 of this report.

Prospects

For a few years now, the group has been adjusting to the challenging trading conditions in South Africa and Europe and the reshaping of the portfolio of businesses. Simultaneously, there has been a major revamp of the information systems particularly in the South African operations.

The group is now far more focused and a lot leaner. There should be a strong recovery from the European business and a significant improvement in profitability from the rest of Africa particularly Nigeria. However continuing hyper-inflation and currency depreciation in Zimbabwe may retard this progress.

In South Africa, a more stable rand, together with the buoyant non-durable consumer spend being experienced of late, will also contribute to an improvement in profitability.

Overall there should be a good recovery in profitability in 2006.

Overall there should be a good recovery in profitability in 2006.

Directorate

Mr R P Becker resigned on 31 May 2005. Mr A M Marthinusen retired on 31 July 2005. Mr B P Connellan resigned on 29 September 2005. Mr T N Jacobs was appointed chief financial officer of the group with effect from 1 October 2005.

Following the successful BEE transaction, we welcome Mr R J Khoza to the board with effect from 1 October 2005.

Appreciation

After 17 years on the board of Nampak, Brian Connellan decided to retire from the board at the end of the financial year. We thank Brian for his many years at the helm of Nampak and for his enormous contribution.

Andrew Marthinusen decided to retire and we thank him for the role he has played in Nampak and in the packaging industry.

The past year has again been a difficult one and I thank John Bortolan, his executive team, management and all employees for so capably facing up to the many challenges.

I thank our non-executive directors for their wise counsel and for the contribution they make to the various committees and a very special word of thanks to our shareholders, customers and suppliers for their continued support.

Trevor Evans

Chairman

23 November 2005



John Bortolan: *Chief executive officer*

Business environment

The business environment in South Africa over the past few years has been particularly challenging for Nampak. The strong rand and its major impact on direct and indirect exports, weak consumer spending on non-durable goods and low inflation environment have made sales growth extremely difficult. As a consequence, our main focus has been on lowering the cost-base, improving overall efficiencies and restructuring our businesses to meet the challenges of the changed environment. We are pleased that the operating margin has largely been maintained during this period.

Non-durable spending in South Africa has shown encouraging growth recently and this trend should contribute positively to the group's growth prospects.

Conditions in the rest of Africa have been satisfactory, other than in Zimbabwe where hyper-inflation and substantial currency depreciation have had an impact. The Nigerian economy grew strongly and we have increased our investment in that country.

Europe has experienced steady, albeit low economic growth. However, global procurement, e-auctions and customers' relocating their manufacturing operations to lower-cost regions have increased competitiveness in some sectors of the packaging market.

Morongwa Themba:

Morongwa, who holds a BSc Hons in microbiology from the University of the Witwatersrand also studied at Reading University in the United Kingdom towards an MSc in food technology. She is the manager: Scientific Services at Nampak R & D and her responsibilities include microbiology, food and beverage technology, shelf-life studies and analytical chemistry. She joined Nampak R & D in 2001 and is a member of the management team.

She is vice-chairman of the Cape Branch of the South Africa Association of Food Science and Technology (SAAFoST) and a member of the national council.

She recently attended the WHO/FAO regional conference of food safety for Africa in Harare, Zimbabwe, as an observer on behalf of SAAFoST and IUFoST (International Union of Food Science and Technology).

In her spare time, Morongwa enjoys collecting wine, the outdoors, reading and spending quality time with her son.



Adjusting to the challenges

In response to this environment the restructuring programme intensified in 2005 with the following being of special note:

Africa

- increased core-business focus with the sale of Peters Papers for R220 million and Tufbag for R9 million;
- significant cost containment as evidenced by costs in South Africa remaining constant for three years, despite above-inflation increases in employment and other costs;
- rationalisation of surplus capacity to improve competitiveness;
- further progress in the modernisation of the business systems following 11 successful ERP implementations with benefits expected from 2006 onwards;
- conclusion of a broad-based BEE transaction which aligns the company to the national interest and strengthens its business profile;
- streamlined/flattened management structure;
- introduced a reputable European partner into the glass business who will improve technical know-how; and
- increased our presence in Nigeria through the establishment of a cartons factory.

Europe

- sale of short-run plastics;
- strengthened the plastic milk bottle business through the acquisition of two in-plants;
- closed two folding carton factories in the United Kingdom and rationalised capacity to improve overall competitiveness;
- completed the equipment upgrade at the Leeds folding carton factory;
- streamlined cartons management structure;
- reduced administration costs;
- converted M.Y. Holdings defined benefit pension fund members to a defined contribution fund; and
- sold properties for £45 million.

Where is Nampak now?

As a result of the extensive activity outlined above, Nampak:

- has a lower cost-base;
- is better placed to compete in a strong rand environment;
- has more effective capacity utilisation;
- has stronger BEE credentials; and

Is better structured for sustained growth.

Growth and business strategy

The overarching theme of our strategy is to "Protect and Grow" Nampak.

Today, the group exists as a result of extensive organic growth and merger and acquisition activity that took place over many years. With the challenges of the new business environment, we recognised the need for greater focus to ensure that the fundamentals for success are in place.

Protecting Nampak means maintaining our leading positions in the markets we serve by creating a culture of excellence across all aspects of the business. This includes performance issues such as on-time delivery, customer care, operational efficiencies, commitment to quality, improved competitiveness and employment of the latest technologies. We have a unique depth of core competence built up over time, which is a competitive strength that will be more effectively optimised going forward.

Whilst **growing Nampak** could include acquisitions, our scale and reach supported by our core competencies can provide growth opportunities in our existing markets. In addition, innovation, technical strength and solutions approach, as well as having the most advanced packaging research and development capability in Africa, provide Nampak with the ability to capitalise on market share opportunities.

With the major restructuring exercise essentially complete, protecting and growing Nampak will be our key focus.

In addition to operating performance, we will continue to assess ways of creating further shareholder value through evaluating our business portfolio, and optimising the balance sheet.

Business model

The group executive committee is primarily responsible for strategy formulation and allocation of appropriate resources.

We are structured to leverage the strengths of the group where appropriate. Group functions include information technology, finance, treasury and human resource development. Central procurement is a high-focus area for the South African businesses in the year ahead and this will develop as our information technology systems expand.

Divisional managing directors develop and own their business strategies. These are extensively tested by colleagues in management forums. Accountability for divisional financial and operational performance, manufacturing excellence including global benchmarking and technology links and customer service, remains integral aspects of the divisional responsibilities.


Group Executive
Africom
Eurocom
Divisions Africa
Divisions Europe

South Africa

South Africa remains our principal region. The key to participating in the expected growth in non-durable spending is to provide the market with innovative and cost-effective packaging. A number of packaging categories, which we believe will benefit from the consumer-led growth in the country, have been identified.

We have a strong innovation capability as evidenced once again by our achievement at the recent Gold Pack Awards where we won the majority of trophies and gold awards.

Performance and cost leadership remain cornerstones of our strategy and the additional restructuring that took place in 2005 has substantially lowered the cost base and provided better capacity utilisation. A flatter management structure has been introduced facilitating greater focus on delivering increased performance. The implementation of our modern business (ERP) system will be completed in the next 18 months and will enable further cost savings, leveraging our buying power and improvements to working capital levels through efficient supply chain management.

Joel Sibanda:

Joel joined Nampak in February 2005 as manufacturing manager and is currently the operations manager of one of Nampak Corrugated's biggest manufacturing plants at Pinetown in KwaZulu-Natal.

Joel's passion for excellence and commitment to world-class manufacturing has resulted in a significant improvement in efficiencies and a reduction in costs at his operation. He believes in working through people to achieve the high standards that he sets.

He is enthusiastic, motivated and driven by the challenges of achieving exceptional quality and service for his customers. He believes that the opportunities exist to position Nampak Corrugated as the leader in the corrugated industry as well as a significant contributor to Nampak's business success.

Joel is married with one child. He has a BSc in mechanical engineering and MAP from the University of the Witwatersrand and Wits business school respectively.

His hobbies include listening to and playing music, golf and outdoor adventure.



Development and retention of talented people is considered critical for success and we continue with in-house and external programmes to ensure that we have competent and motivated employees at all levels. Reward systems are also closely aligned with performance.

We also anticipate a positive contribution from our new BEE partners who are actively involved in identifying and developing new growth opportunities.

Rest of Africa

Some countries in the rest of Africa are forecast to record strong economic growth in the medium-term and as the largest packaging company on the African continent, we are well placed to participate in any increased demand for packaging. Our preferred strategy is to expand in partnership with our customers, but we will also pursue independent investments where appropriate.

Our operations in the rest of Africa also achieved excellent results in the Gold Pack Awards winning eight out of 11 "Out of Africa" awards including the "Star of Africa" award. Hunyani in Zimbabwe won a "World Star" award, the first time this has been won by an African country outside South Africa.

Europe

During the past few years we have grown our position as the leading supplier of plastic milk bottles in the United Kingdom and this business continues to generate good profit and cash.

The folding cartons market in the United Kingdom continues to be affected by overcapacity, which has resulted in severe competition with consequent impact on selling prices. The action we have taken to reduce costs, eliminate less-productive capacity and streamline management structures, has improved our competitive position in an industry which has undergone substantial restructuring over the past few years. In the short term we will continue with our performance improvement programme, whilst evaluating alternative appropriate value-creating opportunities.

The healthcare packaging sector, where volume growth has been good, has recently come under increased pricing pressure as the pharmaceutical industry consolidates. Our strategy in the short term is to protect our market share with the major pharmaceutical companies where we are an accredited supplier and to ensure that our cost levels and structures are adapted to withstand pressure on margins.

Outlook

South Africa

The extensive restructuring that has taken place over the past three years has lowered the cost-base and resulted in leaner, more focused businesses with strong management structures.

Further cost savings are anticipated through a centrally-driven procurement initiative as well as ongoing focus on cost leadership and manufacturing excellence. Benefits are also expected from the modern business (ERP) system which will be in place in most of the South African businesses in 2006.

The recent improvement in spending on non-durable goods is expected to continue in the coming year and, together with a more stable rand, should benefit sales of packaging.

We are expecting a good improvement in operating performance next year, especially from the paper and flexible packaging businesses which will benefit most from the restructuring.

Rest of Africa

Zimbabwe is expected to continue being affected by hyper-inflation and severe currency depreciation, which makes results from this country difficult to predict. The Nigerian cartons operation, which will be in operation for a full year, is budgeted to contribute significantly to results and we are expecting a much higher performance from this region as a whole.

Europe

Plastic bottle sales will benefit from the inclusion of the two additional in-plants for a full year. The general folding cartons business is expected to achieve a major improvement in profitability following factory closures, profit-improvement programme in the United Kingdom and further factory automation in the Netherlands.

Although the healthcare sector has performed well in the past, the decline in trading margins in recent months causes us to be more cautious on prospects for 2006.

Overall trading profit from Europe is expected to be well ahead of last year.

The Group starts 2006 in a much stronger position to deliver a solid improvement in headline earnings.

Group

Following the extensive adjustment and business realignment, the group starts 2006 in a much stronger position to deliver a solid improvement in headline earnings.

Appreciation

I thank management and all our employees for their dedication and commitment in meeting the challenges of the past few years.

Rob Becker left the group in May after serving as chief financial officer for two and a half years. I congratulate Tim Jacobs on his promotion to chief financial officer as from 1 October 2005.

Andrew Marthinusen retired as group marketing director after a long and successful career at Nampak and I thank him for his valuable contribution during 22 years with the group, 15 of which were at board level.

Thank you to all our customers for their support. We will constantly look for opportunities to enhance value.

Operational Review

Geographical performance

Rm	Revenue		Profit from operations*		Margin %	
	2005	2004	**2005**	2004	**2005**	2004
Continuing operations						
South Africa	**10 900**	11 049	**1 079**	1 125	**9.9**	10.2
Rest of Africa	**681**	886	**81**	143	**11.9**	16.1
Europe	**3 831**	3 949	**138**	238	**3.6**	6.0
Intergroup eliminations	**(199)**	(457)				
	15 213	15 427	**1 298**	1 506	**8.5**	9.8
Discontinued operations						
South Africa	**370**	1 135	**10**	61		
Europe		933		(5)		
Total	**15 583**	17 495	**1 308**	1 562	**8.4**	8.9

Before abnormal items

The strong balance sheet and encouraging prospects enabled the dividend to be maintained. Net gearing improved from 21% to 11%.

Group

Continuing operation sales decreased by 1% to R15.2 billion reflecting lower volume growth in South Africa, some lost business in the United Kingdom due to the relocation of customers and pressure on selling prices.

Operating profit from continuing operations declined by 14% to R1.3 billion due in part to the minimal growth in sales and to restructuring costs amounting to R150 million. Weaker performance in some larger divisions also contributed to the decline, and, as a result, the operating margin fell to 8.5% from 9.8% in 2004.

The Short Run plastics business in Europe, which had been underperforming in a highly competitive market, was sold for £21 million effective 30 October 2004. This disposal facilitated the sale of a property in the United Kingdom amounting to £40 million. Peters Papers, the South African Paper Merchants division, was sold effective 1 March 2005 for R220 million.

Headline earnings per share declined by 18% to 119.2 cents, but better cash generation, a strong balance sheet and encouraging prospects enabled the dividend to be held at 83.6 cents per share. The balance sheet strengthened with net gearing improving from 21% to 11%.

South Africa

The South African economy enjoyed good growth in the past year and although demand for durable and semi-durable goods was buoyant, it was less so for non-durables upon which much of packaging depends. Low inflation and virtually no increase in the price of paper-based raw materials restrained selling prices. Substantial restructuring, which cost R75 million, was undertaken to reduce the cost base and improve capacity utilisation.

Lower sales to agricultural, fishing and confectionery customers, was offset by good demand for beverage packaging but overall packaging volumes were nevertheless at a similar level to 2004. The operating margin fell slightly from 10.2% to 9.9%.

Rest of Africa

We operate in nine countries in the rest of Africa producing a range of paper, plastic and metal packaging products. Trading in Zimbabwe, where we have a number of operations, was at an acceptable level but results were severely affected by massive currency depreciation and hyper-inflation.

In response to a ban on imports of packaging by Nigeria and supported by a long-term supply agreement with a major customer, a new cartons and labels factory was commissioned in that country in record time.

Good demand was experienced in Kenya, Malawi and Zambia. However, the problems in Zimbabwe resulted in profit from operations declining and causing a drop in the operating margin to 11.9% from 16.1% in 2005.

Europe

The rand/sterling exchange rate was relatively constant at an average of R11.53 in 2005 compared to R11.84 in 2004, a decline of 3%.

Further market share was gained in plastic milk bottles following the acquisition of two in-plant operations serving a major dairy customer.

Trading conditions in the folding cartons sector in the United Kingdom remained highly competitive and were exacerbated by some customers relocating to other countries. Restructuring costs of some R75 million were incurred during the year. The operation at Hoogerheide in the Netherlands continued to perform well.

Market share was gained in the healthcare packaging sector but margins have recently come under pressure, particularly in the United Kingdom.

The operating margin fell to 3.6% from 6.0% in 2004.


SMIRNOFF
SPIN
SPIRIT COOLER

Metals and Glass


Group revenue
30%
70%
Group operating profit
51%
49%
Metals and Glass
Group

Rm	Revenue 2005	Revenue 2004	Profit from operations* 2005	Profit from operations* 2004	Operating margin % 2005	Operating margin % 2004
Africa	**4 521**	4 603	**647**	560	**14.3**	12.2

*Before abnormal items

Africa Overall profitability of this segment was improved by a turnaround in the glass bottle business following a difficult 2004.

The past six months has seen better demand in South Africa for beverage cans, especially for carbonated soft drinks. The new 'slimline' can introduced in October 2004 has experienced above-average growth and is now available in sizes ranging from 200 ml to 275 ml. Exports became less competitive due to rand strength and together with reduced domestic demand for beer cans, overall volumes declined from the previous year.

The early summer has created strong demand for beverages, especially in the carbonated soft drink sector and this, together with increased exports and a focused marketing strategy, augers well for beverage can sales in 2006.


BLUE


V.R
BRANDY


Olympic
Active
Nutrition
For Life

Klaus Hass:

Klaus joined Nampak in 1987 and has been involved in many aspects of the business from operations to product development to sales and marketing. After two years away in Australia he rejoined Nampak as the general manager of Bevcan's biggest manufacturing facility at Springs.

He is currently the sales and marketing director of Bevcan, so not only has he made cans he is now also involved in selling them as well. Klaus's diverse experience adds a unique dynamic to his ability to market and sell beverage cans.

Klaus is married with three children and loves the outdoors.


DRAU
BEER
Windhoek



Roy Douglas
Managing director: DivFood



John Moyes
Managing director: Bevcan.

In the food can sector, the pelagic fishing season started slowly, but catches improved towards the latter part of the year. Demand for fruit and vegetable cans was in line with last year whilst good growth was achieved in rectangular corned beef cans. Pet-food cans were affected by the ongoing trend towards pouches and in total, sales volumes of food cans were slightly down on the previous year.

Selling prices were affected by an increase in tinplate raw material, which, although in line with global pricing, was significantly higher than general consumer price inflation.

Demand was good for aluminium monobloc aerosol cans which benefited both from consumer spending, and the ongoing substitution of tinplate cans. The manufacturing line installed in 2004 is well utilised and consideration is being given to expanding capacity. Despite buoyant paint sales, demand for metal paint cans did not benefit to the same extent, as much of the increased demand was for paint packaged in plastic containers.

Beverage container closures enjoyed good demand from growth in the carbonated soft drink and sports drink markets. Sales of closures for baby foods also experienced strong demand. The manufacture of all plastics closures was centralised at a modern factory in Durban during the second half of the year and both cost savings and production efficiencies are expected in the coming year.


IJ

A premium look and feel label at an affordable cost to suit the challenges of the export market ▶


PULSE

◀ *A classy attractive deodorant can with a rounded lid which creates a competitive edge against imports in the Zimbabwean market.*



▲ *This exquisite decorative tin enables the brand to create a lasting impression upon consumers and demonstrates outstanding print quality, making it an ideal gifting occasion purchase.*

The metals businesses in the rest of Africa produce a range of food, non-beverage cans and crown closures. Volumes in Kenya were particularly buoyant following good demand for fruit cans. The operations in Zimbabwe were affected by raw material shortages as a result of lack of foreign currency in the country. Demand in Nigeria was below expectations whilst in Zambia sales of crown closures improved on last year.

The glass-bottle business recovered from a difficult 2004 and achieved better manufacturing efficiencies, albeit not yet at acceptable levels. Wiegand-Glas, a German glass packaging company acquired a 50% share in the business in October 2005 and have introduced important technical skills. A major equipment upgrade will be undertaken in 2006, which is planned to bring the factory to world-class levels. This, together with continuing good demand for wine and beer bottles, is expected to contribute to an improvement in manufacturing performance in the year ahead.


Huletts
Pure Sugar · Pure Sweetness
White Sugar
12,5 kg

Paper


Group revenue
52%
48%
Group operating profit
73%
27%
Paper
Group

Rm	Revenue 2005	Revenue 2004	Profit from operations* 2005	Profit from operations* 2004	Operating margin % 2005	Operating margin % 2004
Africa	4 745	5 473	289	371	6.1	6.8
Europe	2 585	2 815	63	107	2.4	3.8
Total	7 330	8 288	352	478	4.8	5.8

*Before abnormal items



Africa Profits from this segment were lower due mainly to reduced contributions from the corrugated container, cartons and labels and toilet tissue businesses.

A reduction in demand from the agricultural sector, due to drought in the western Cape, increased overcapacity in the corrugated container industry. This, together with lower exports resulted in increased competition for commercial business and severe pressure on selling prices.

We restructured our operations and streamlined management which has lowered the cost base. Over R100 million was invested in two 7-colour printing presses which has enabled us to offer products in the primary, secondary and shelf-ready packaging markets. We also invested in handling equipment to improve production flows.

The sheet-plants previously under the control of Nampak Redibox have been incorporated into the corrugated container division and will provide greater manufacturing and marketing flexibility, as well as enabling the business to benefit from supply-chain synergies.

Following the action that has taken place we are expecting a much improved performance in 2006.


Willards
Oohs
PLAIN

Tendai Gwekerere:

Tendai is the general manager of the recently launched packaging retail outlet at Hunyani in Zimbabwe. She has been with the Hunyani group for 15 years and has held various management positions.

Her enthusiasm recently resulted in Hunyani winning the first ever WorldStar award given to an African country outside South Africa, as well as five Gold Pack Awards.

Tendai was recently appointed the first black female director of Hunyani Paper and Packaging.

She enjoys travelling, reading, listening to music and spending time with her family. She is also a keen sportswoman with running and playing golf among her activities.


Gold Pack Awards
OUT OF AFRICA
AWARD
NAMPAK HUNYANI ZIMBABWE



Charles Bromley
Africa director responsible for non-packaging businesses



Mark Collett
Managing director: Nampak Cartons Europe



Rob Morris
Managing director: Nampak Cartons and Labels



Malcolm Ward
Managing director: M.Y. Healthcare



Willie Wiese
Managing director: Nampak Corrugated

Although the tobacco crop in Zimbabwe continued to decline and resulted in lower sales of corrugated containers, Hunyani nevertheless performed well under the circumstances. Sales of tobacco boxes in Malawi improved and had a positive effect on the operating performance of our business in that country.

Redibox, which supplies smaller quantities of packaging direct to the public and other customers, was affected by the reduced demand from the agriculture and wine sectors and also faced increased competition which depressed margins.

Demand for cartons and labels was down primarily as a result of reduced direct and indirect exports and lower off-take from customers affected by imports of confectionery. This resulted in some overcapacity that put pressure on selling prices.

Good growth was achieved in detergent cartons, bag-in-the-box containers and labels, whilst tobacco packaging suffered from reduced exports and lower demand. Business was also lost to the South African operation as a result of the transfer of volumes to Nigeria.

The cartons factory at Jacobs, Durban, was closed and consolidated with the Pinetown operation whilst the factory at Observatory in Cape Town is being closed and the production allocated to the Epping factory, Cape Town. These rationalisations will improve overall capacity utilisation in their respective regions. The new investments in gravure printing were successfully commissioned in the year.

The cartons operation in Nigeria, which was established in a temporary facility in record time performed well and will be relocated to a permanent building in 2006. Approval has been given to expanding this operation to cope with the increasing demand.

Paper sacks benefited from strong cement sales as a result of increased activity in the construction industry, as well as good sales to the agricultural market. Sales of charcoal and sugar bags and sacks were adversely affected by the strong rand and drought. Operating efficiencies improved and raw material costs were reduced resulting in a substantially better performance.

This pack has been designed with consumer convenience in mind, as it is specially aqdapted to be able to fit neatly into the glove compartment of your car. Tissues can be dispensed both vertically and horizontally. ▶





◀ *The new Jungle Oats carton incorporates an innovative, easy open, recloseable feature, which affords consumers with much desired convenience and serves to differentiate the brand, while upgrading its image in the market.*


LOW FAT
Cereal Bar
125g

▲ *The on-the-go-snack food market is extemely competitive and Bokomo required an innovative, tantalising and eye-catching pack to encourage the impulse purchasing of its latest introduction to this market. The solution was a stylishly shaped carton.*

Demand for cores and tubes was again lower as a result of the depressed local textile industry which suffered from lower-priced imports. Reduced off-take by the paper industry also affected sales volumes.

Interpak Books, which prints educational material and diaries, had a good year although volumes were affected by late receipt of some orders.

Sales volumes of 2-ply toilet tissue and diapers were well ahead of last year. Although there was strong demand for 1-ply toilet tissue we did not benefit fully due to intense price-based competition. The 1-ply market was also characterised by a number of smaller competitors who do not comply with minimum standards.

During the year the tissue-converting operation in Mobeni, Durban was closed and will result in substantial cost savings in the year ahead. A number of products will be relaunched and, together with further innovation and market demand, an improvement in performance is expected.

Europe

The folding carton market in the United Kingdom remained highly competitive, characterised by pressure on selling prices from major retailers and loss of business as a result of the relocation of some customers out of the United Kingdom.

In response, two factories were closed, one in Leicester and the other in Leeds, and the major equipment upgrade at the Cockburn Fields, Leeds factory was completed. Restructuring costs of some R75 million were incurred and this, together with the difficult trading conditions, resulted in a substantial loss being recorded for the year.

On the Continent, branded products are facing increased competition from private labels and this is exerting pressure on packaging margins. The operations in Belgium and the Netherlands nevertheless performed well following further cost reduction and productivity improvements.

Whilst the global pharmaceutical market continued to grow, volumes in Europe remained relatively flat. Our market share of healthcare packaging increased but the highly competitive environment resulted in a squeeze on margins. Technology and manufacturing efficiency improvements are being made to enhance our competitiveness.



Plastics


Group
25%
75%
Group
operating
profit
21%
79%

Rm	Revenue 2005	Revenue 2004	Profit from operations* 2005	Profit from operations* 2004	Operating margin % 2005	Operating margin % 2004
Africa	**2 685**	2 678	**199**	255	**7.4**	9.5
Europe	**1 074**	1 849	**73**	83	**6.8**	4.5
Total	**3 759**	4 527	**272**	338	**7.2**	7.5

Before abnormal items


Simba
MORVITE
SHAKE & DRINK
POTATO CHIPS

Africa The decline in profitability of this segment was due to the extremely difficult conditions in flexible packaging markets.

Buoyant demand in South Africa for both carbonated soft drinks and juices resulted in substantial growth of PET bottles

Sales volumes of high density plastic bottles for milk and juice exceeded those of last year, but rising polymer prices are making this form of packaging less competitive than liquid board cartons resulting in some substitution taking place.

For the first time in many years, the sorghum beer market in South Africa showed growth and together with increased demand from juice customers a greater number of liquid board cartons were sold. In Zambia, sales of both liquid cartons and plastic bottles experienced good growth.


HEINZ
57
HEINZ
TOMATO
KETCHUP

Rini Bruys:

Rini (left) is the technical training coordinator at Nampak Cartons Europe's biggest factory at Hoogerheide in the Netherlands.

He has been extensively involved in the commissioning of four new high-speed robots and the relocation of eight gluing lines. Rini wrote working instructions for the robots, various machinery and the waste reduction programme. The procedures put in place by him resulted in considerable waste savings, which contributed to significant cost savings.

Rini enjoys gardening and doing odd jobs around the house when he is not busy helping improve productivity at the factory.





Philip de Weerdt
Africa director responsible for Rigid Plastics



Robin Moore
Africa director responsible for Flexibles



Tom Reid
Managing director: Nampak Plastics Europe

Demand for toothpaste tubes was affected by the importation of filled product, whilst good growth was achieved in tubs used for margarine, yoghurt, ice cream and chicken livers.

The strong demand for beverages also led to higher sales of plastic crates. Large plastic drum sales were better than last year, but margins came under pressure from the stronger rand. Increased sales are anticipated in the year ahead following the conversion of some lubricant oil from steel to plastic packaging as well as the continuing general substitution of steel drums. Plastic pails and buckets for paint experienced satisfactory growth.

The Zimbabwean plastics business performed well in difficult circumstances, but suffered from shortages of raw material due to the lack of foreign currency.

The investment in new technology for the production of different bag formats was well utilised with the sales of bread bags and boutique bags showing good growth. Shopping bags sales were severely affected by low-priced imports and consequently we are downsizing the remaining factory which manufactures these bags. The films market remained highly competitive.

Higher-value flexible packaging sales were affected by imports of packaging and consumer goods, which reduced the demand from local customers. Exports were also lower as a result of the strong rand and punitive import duties in Nigeria. The business has been restructured to utilise capacity more efficiently and the ERP system, which was successfully implemented during the course of the year, will assist in this objective. An improvement in performance is expected in the year ahead.

The aluminium foil business, which produces a range of confectionery and cable wrap continued to enjoy good growth and secured additional export business. Sales of roofing insulation remained strong, fuelled by the construction activity in South Africa and equipment to produce a high-temperature resistant product is on order. Demand for wrapping paper was lower due to a greater proportion of imported paper reels.

Tufbag was sold effective 1 November 2005.

This upgraded packaging for stick ice-creams has resulted in an extended shelf life as well as a more striking image for the product, with much improved point-of-sale impact on the Zimbabwean market. ▶




HEINZ
TOMATO KETCHUP
HEINZ
TOMATO KETCHUP

▲ *These are the first squeezable, inverted, PET multi-layer bottles to be commercially produced in South Africa for tomato sauce.*



▲ *A first in the South African wine industry is this self-standing promotional carry pack with handle. The pack's unique size and re-sealable zipper allows it to be easily converted into a portable and disposable ice bucket.*

Europe

The plastic industrial containers business, which had been underperforming in a highly competitive market, was sold for £21 million, effective 30 October 2004.

The past year saw a number of structural changes which strengthened our position as the leading supplier of plastic milk bottles to the United Kingdom dairy market. The Littleborough factory was closed and the capacity relocated to the operations at Newport Pagnell and Consett.

Two in-plant operations with long-term supply contracts were acquired from a competitor, thereby enhancing the geographical footprint across the United Kingdom and broadening the customer base.

Productivity gains were offset by a lag in recovering high polymer prices caused by the increase in the oil price. Consolidation of the dairy industry and retail sector in the United Kingdom is likely to continue and we expect a continuation of the good performance next year.



Stuart Goode
Director: Europe



Mark Kathan
Finance director: Africa



Lynne Kidd
Group human resource executive



Armindo Morais
Chief information officer



Neill O'Brien
Company secretary and group legal adviser



Leon Taviansky
Finance director: Europe



Fezekile Tshiqi
Human resource director: Africa

Group services

	Revenue		Profit from operations*	
Rm	2005	2004	2005	2004
Africa			35	107
Europe	172	218	2	42
Intergroup eliminations	(199)	(457)		
Total	27	238	37	149

**Before abnormal items*

Group services include head office activities, procurement, insurance, some centralised information technology costs, marketing, research and development, treasury and property rentals.

Africa

The decline in profits is due to an increase in the amortisation of the ERP system and the inclusion in 2004 of a refund in respect of the Malbak disability fund.

Europe

Profits declined following a restructure in cartons resulting in its corporate costs being reallocated.



John Bortolan
Chief executive officer

23 November 2005



Tim Jacobs: *Chief financial officer*

Foreword

Despite difficult trading conditions, a number of initiatives were completed during the year that enhanced the group's financial position and built on its sound corporate governance platform.
This review comments on some of these initiatives and provides further clarity on key policies, judgements, financial risk management and economic indicators adopted by the group. It also comments on the financial position and performance of the group for the year.

Accounting policies and practices

The consolidated financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies have been applied consistently with the previous year, except for the changes set out below.

Change in accounting policy As highlighted in our previous annual report, IFRS3 – Business Combinations was issued and adopted in the 2004 financial year. Part of this standard was only effective 1 October 2004 and has accordingly been shown as a change in accounting policy during the current financial year. In terms of this standard, the accounting for previously recognised goodwill has changed; accumulated goodwill amortisation of R149 million has been set off against the cost; goodwill is no longer amortised and the carrying amount is tested annually for impairment. Goodwill is now allocated to a divisional level (cash-generating unit) to test for impairment while previously this was done on an acquisition basis. Taking into account the difficult trading conditions in the UK, we have impaired goodwill attributable to our Cartons UK division by

R112 million and Healthcare by R11 million. The allocation of goodwill by segment is shown below:

	Goodwill Rm	Impairment Rm	Carrying value Rm
Metals and glass			
Africa	144.8	–	144.8
Paper			
Africa	42.6	–	42.6
Europe	535.2	120.3	414.9
Plastics			
Africa	109.8	–	109.8
Total	**832.4**	**120.3**	**712.1**

Negative goodwill of R68.0 million has been derecognised and taken directly to accumulated profits.

The group has elected to early adopt IAS21 – The Effects of Changes in Foreign Exchange rates. This standard requires that goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate. Previously goodwill was translated at the exchange rate ruling on the date of acquisition. In terms of the standard this change has been applied prospectively resulting in a R150.4 million decrease to goodwill and a decrease in the Foreign Currency Translation Reserve in the balance sheet.

Change in estimate

Following a detailed review of the estimation process and availability of new information during the year, coupled with changes in the underlying financial systems in a number of divisions, the basis of estimating net realisable value of inventory was revised. This had the effect of increasing the carrying value of inventories by R59.7 million and deferred tax by R17.3 million. The net effect on the income statement was income of R42.4 million. This has been shown under abnormal items. While a review of the basis of estimating recoverability of debtors resulted in a change in methodology, the net effect of the change was immaterial.

Judgements and key assumptions

Property, plant and equipment, investments, goodwill and intangible assets are considered annually for impairment. The primary methodology used to determine value in use is discounted cash flow.

The conversion to IFRS is well on track.

Where appropriate, an asset's selling price, or market price in the case of listed investments, is also considered. The discount rate used is the long-term weighted average cost of capital applicable to the underlying divisions. Discounted cash flow calculations take into account market conditions and geographic location of underlying businesses.

The calculation of employee benefit obligations under defined benefit funds requires management to make assumptions regarding discount rates, consumer price inflation, expected return on fund assets, rate of compensation increase and pension increases. These assumptions are adopted after consultation with the group's actuaries. The periods covered by these assumptions are long-term in nature and future results may differ from these estimates.

The group applies hyper-inflation accounting to the results of its Zimbabwe-based operations. In translating these results to rands, two exchange rates are available in the market: those available on the parallel market and those available on the official auction system. During the year a shortage of foreign currency resulted in a relaxation of the rules imposed by the Zimbabwe Reserve Bank requiring all foreign exchange to be obtained through the auction system. As the operations transacted in the parallel market, the translation of Zimbabwe dollar-denominated results have been done at the closing rate per this market and not those of the auction system as was done in the prior year.

IFRS conversion

In terms of the JSE Listing Requirements full compliance with International Financial Reporting Standards (IFRS) is required for financial years beginning on or after 1 January 2005. Accordingly, Nampak is required to produce full IFRS-compliant financial statements, including restated comparative information and an opening balance sheet for the year ended 30 September 2005. To this end the group initiated an IFRS conversion project in June 2004, employing the services of PricewaterhouseCoopers as financial reporting advisor to the project.

The group is in the final stage of phase 2 of the project that concludes with the initial conversion to IFRS. All divisions have completed their opening balance sheet adjustments and have restated their 2005 results. These adjustments are currently being audited. The group's consolidated results under IFRS for the opening balance sheet and comparative income statement are expected to be complete by the end of the calendar year.

The conversion process is well on track to deliver on the required deadlines.

Economic indicators

The principal economic indicators applied in the preparation of the group results are shown below.

		2005	2004
Exchange rates			
Rand/UK pounds	– average	**11.53**	11.84
	– closing	**11.21**	11.64
Rand/euro	– average	**7.93**	8.04
	– closing	**7.64**	7.99
Rand/US dollar	– average	**6.24**	6.61
	– closing	**6.35**	6.44
Inflation rates			
South Africa (CPIX)		**4.7%**	3.7%
Continental Europe (CPI)		**1.8%**	1.9%
United Kingdom		**2.0%**	1.1%
Zimbabwe (hyper-inflation)		**360%**	371%
Weighted average interest rates			
Rands	– out of funds	**7.4%**	8.7%
	– in funds	**7.0%**	7.7%
UK pounds	– out of funds	**7.1%**	5.2%
	– in funds	**4.5%**	3.8%
Euros	– out of funds	**4.4%**	3.0%
	– in funds	**1.8%**	2.4%
US dollars	– out of funds	**3.5%**	–
	– in funds	**2.9%**	1.1%

Financial market risk management

Exchange rates

The sustained strength of the rand over the past two years has had a significant impact on both the translation of offshore earnings and the import/export component of the business. It is the group's view that the rand will continue to weaken over the long-term against major currencies, albeit at a slower rate than has been seen in the past. To protect the group's cash flows from the effects of a weakening currency, it is policy to cover all net foreign currency-denominated transactions by way of derivative instruments, in particular forward exchange contracts. This extends to imports of inventory, spare parts and capital expenditure items, as well as certain exports of finished goods.

Interest rates

The financing of the group is structured using a combination of fixed and variable rate debt. From time to time the group will consider fixing or capping interest rates on specific borrowings, as well as entering into derivative instruments to manage certain interest rate risks.

Commodity prices

The group is exposed to price fluctuations in four major commodities used in the process of manufacture: aluminium, tinplate, pulp and paper and plastics. Exposure to fluctuations in the price of aluminium is managed through hedging strategies using futures contracts. There is presently a low correlation between the actively traded contracts on the relevant Exchanges and the required grades of paper, board and plastic used by the group. Accordingly, the group does not hedge its exposures to price movements in these commodities. The group does not hedge tinplate purchases.

Liquidity

The group actively manages its liquidity risk through its treasury operations in South Africa and Europe. The treasury operations ensure that the group has sufficient general banking facilities in place with financial institutions to ensure that funds are available when required. Facilities are reviewed annually with sufficient capacity maintained to meet expected future funding requirements. The group also has a commercial paper programme in place that can be implemented to alleviate any possible liquidity squeeze.

Review of results

Income statement

Revenue contracted R1 912 million to R15 583 million for the year while operating profit of R1 356 million reduced by R277 million. An evaluation of the source of change for 2005 is presented below.

	Turnover		Profit from operations	
	Rm	%	Rm	%
Disposed operations[1]	**(1 697)**	(10)	**(81)**	(5)
Translation[2]	**(1 092)**	(6)	**(276)**	(17)
Hyper-inflation	**664**	(1)	**217**	–
South Africa continuing operations	**78**	1	**(70)**	(4)
Rest of Africa constant currency	**152**	5	**(9)**	13
Europe constant currency	**(17)**	–	**(58)**	(4)
Decrease	**(1 912)**	(11)	**(277)**	(17)

[1]*Includes Peters Papers, Short Run Plastics UK and loss on sale of business of R20 million.*
[2]*Included in revenue and trading income is R968 million and R272 million respectively relating to Zimbabwe.*

Net abnormal gains of R48.2 million for the year were realised (2004: R70.5 million). This included:

- a R428.2 million profit on disposal of land and buildings, mainly from the disposal of the Woburn Sands property in the UK following the sale of the Short Run plastics business;
- a R59.7 million release of provision following a change in basis of estimation relating to net realisable value of inventory;
- a gain of R70.6 million on converting pension fund members from defined benefit to defined contribution schemes in the UK;
- retrenchment costs of R104.9 million, R54.9 million from South African divisions and R50.0 million from Europe as cost structures are realigned to take into account market pressures;
- restructuring costs of R45.1 million. R23.1 million of this cost was incurred by the Cartons UK businesses in Europe with the balance incurred by the paper and plastics businesses in South Africa;
- impairment of goodwill of R123.4 million and plant and equipment amounting to R28.9 million; and
- a loss on employee benefits of R173.9 million following the disposal of the Short Run plastics business in the UK.

Interest cover improved from 11 to 13 times, leaving the group significant scope to gear up its balance sheet.

The effect of fair valuing financial instruments, together with FEC costs on plant and equipment has had a significant impact on profit from operations. The movement from 2004 to 2005 is a decline in operating profit of R60.5 million or 6.7 cents per share after tax.

	2005 Rm	2004 Rm	Movement
AC133 fair value (loss)/gain	**(9.8)**	70.9	(80.7)
FEC costs on plant and equipment	**(0.7)**	(20.9)	20.2
Total	**(10.5)**	50.0	(60.5)

Net finance costs decreased 30% to R103.6 million as a result of lower local interest rates, annualised effect of the receipt of the proceeds from the disposal of NamITech, receipt of the proceeds on the disposal of Peters Papers, Short Run plastics and properties (mainly in the UK). Interest cover improved from 11 to 13 times, leaving the group significant scope to gear up its balance sheet. Interest cover based on continuing operations has improved from 9 to 13 times. An analysis of net finance costs by geography is shown in the table below.

		2005	2004	%
South Africa	Rm	**62.3**	83.3	25
Europe and Rest of Africa	Rm	**41.3**	65.7	37
Total	Rm	**103.6**	149.0	30
Net foreign-denominated finance costs:				
UK pounds	£m	**2.1**	3.8	
Euros	€m	**1.3**	0.5	
US dollars	$m	**0.1**	–	

Gross gearing improved from 36% to 23% and net gearing from 21% to 11%.

Taxation declined from R521.7 million to R498.4 million, while the effective tax rate increased from 34.8% to 38.8%. Impacting the effective tax rate is the impairment loss on goodwill that does not qualify as a tax deduction against income, a higher effective secondary tax on companies (STC) rate as dividends were held constant while profits fell and the inclusion of prior year tax charges.

Headline earnings per share declined 18.4% from 146.1 cents to 119.2 cents. Headline earnings were arrived at after adjusting for impairment charges, pension fund curtailment on disposal of the Short Run plastics business, due diligence expenses and profit on disposal of property, plant and equipment.

Balance sheet

Net worth per ordinary share decreased from 839 cents to 816 cents primarily as a result of the impairment of goodwill, together with the effects of the change in accounting policy relating to goodwill and negative goodwill.

During the year the group embarked on a general share buy-back programme, acquiring 9 475 425 shares for R152 million, or 1.48% of the shares in issue prior to the Black Economic Empowerment (BEE) transaction. These shares have been cancelled and restored as authorised share capital.

Effective 30 September 2005, the group concluded its BEE transaction that is commented on more fully in the Directors' Report on page 92 of the annual financial statements. Due to the group not yet having adopted IFRS and that the effective date was the last day of the financial year, the financial effect of the transaction in the current year is negligible.

The continued focus on gearing, coupled with the proceeds from the sale of non-core businesses, the Short Run plastics business and certain surplus land and buildings, saw a further improvement in gross gearing from 36% to 23%, while net gearing improved from 21% to 11%. The group's gearing position over the past five years is shown in the table below.


Gearing
(%)
Net gearing
Gross gearing
100
80
60
40
20
0
26%
55%
33%
71%
44%
97%
26%
42%
21%
36%
11%
23%
2000
2001
2002
2003
2004
2005

The composition of the group's net borrowing position is:

		2005	2004	%
South Africa	R'm	**106.9**	528.2	(79.8)
Borrowings	R'm	**567.0**	742.0	
Cash	R'm	**(460.1)**	(213.8)	
Europe and Rest of Africa	R'm	**471.1**	616.7	(23.6)
Borrowings	R'm	**643.7**	1 102.4	
Cash	R'm	**(172.6)**	(485.7)	
Net borrowings	R'm	**578.0**	1 144.9	(49.5)
Net foreign-denominated borrowings/(cash):				
UK pounds	£ m	**40.6**	62.4	
Euros	€ m	**(5.2)**	(10.0)	
US dollars	$ m	**(0.3)**	(0.3)	

During the year Global Credit Rating Co. upgraded the group's credit rating for domestic debt in Nampak Limited, and confirmed the credit rating for domestic debt in Nampak Products Limited, the main South African trading subsidiary:

	2005	2004
Short-term commercial paper (guaranteed by Nampak Limited)	**A1**	A1
Short-term unsecured	**A1**	A2
Long-term unsecured	**A+**	A–

Strong cash flows in Europe during the year allowed the outstanding balance on the consortium loan to be reduced from £90 million to £49 million. In addition, the terms on this loan were renegotiated allowing the group to realise the benefit of cheaper funding

Cash generated from operations remained strong at R2 billion.

available in Europe. These benefits are expected to be fully realised in the 2006 financial year. The loan covenant positions, based on fixed UK GAAP, at year-end were as follows:

	Achieved	Target
EBITDA to net interest payable	5.7 : 1	> 4 : 1
Net borrowings to EBITDA	2.26 : 1	< 3 : 1

Capital expenditure decreased from R1 065.7 million in 2004 to R733.7 million, while spend on intangible assets increased from R49.6 million to R100.1 million as the rollout of the South African ERP system gathered momentum. During the year a further 11 sites went live bringing the total sites on the new system to 13. A breakdown of expenditure on capital projects and intangibles by geography is shown below.

	Replacement Rm	Expansion Rm	Total Rm
South Africa	169.3	440.1	609.4
Rest of Africa	21.6	27.4	49.0
Europe	156.9	18.5	175.4
Total	**347.8**	**486.0**	**833.8**

Cash flow

Cash generated from operations remained strong at R2 013.4 million. Cash flow from operations improved R228.0 million to R1 096.9 million, mainly as a consequence of a reduction in taxation payments of R220.8 million, although both interest and replacement capex were lower by R52.5 million and R46.6 million respectively. Dividends paid increased by 12.3% to R536.1 million.

Investing activities include a decline in expansion capex by R215.3 millon to R385.9 million. The proceeds on disposal of Peters Papers and Short Run plastics totalled R401.6 million. Following the disposal of the Short Run plastics business and other restructuring during the year, a number of properties became surplus to requirements. Proceeds on disposal of these properties totalled R334.7 million. Two further instalments of £10 million each are due in January 2006 and 2007 respectively.

Financing activities included the net repayment of interest-bearing debt of R188.4 million and R152.0 million spent on the general share buy-back.

Financial objectives

The group has set a number of financial objectives that it measures itself against. These objectives were set in 2003 and, whilst considered aspirational, they serve as a target to strive towards.

Objective	Achieved	Target
Return before interest and taxation on average total assets	14%	21%
After-tax return on equity	15%	23%

Performance against target for the years 2001 through 2005 is shown below. The blue line represents the targeted performance levels calculated in 2003 but have been used as a benchmark for each of the years under review.


Return on total assets
(%)
ROTA
Target
25
20
15
10
5
0
17%
11%
13%
16%
16%
14%
21%
2000
2001
2002
2003
2004
2005


Return on equity
(%)
ROE
Target
25
20
15
10
5
0
25%
15%
18%
19%
19%
15%
23%
2000
2001
2002
2003
2004
2005

During the current year the board has considered it appropriate to hold the dividend at the same value as that paid in the previous year, notwithstanding that the cover drops due to the decline in earnings over last year.

Scheme of arrangement sanctioned by the court.

Acquisitions and disposals

Acquisitions

In January 2005 Nampak Plastics Europe acquired the assets relating to two in-plants at Trafford Park and Bellshill in the United Kingdom from Tetrapak for R80 million.

Disposals

Effective 30 October 2004 the group disposed of its Short Run plastics business in the United Kingdom. No results have been included in the group figures for the year.

Effective 1 March 2005 the group disposed of its Paper Merchanting division, Peters Papers, as a going concern. Peters Papers' results were included until the effective date.

Contingent liabilities

Contingent liabilities decreased from R62.5 million to R22.9 million. The significant items are commented on below.

In September 2002, Diehl France, a member of the Diehl group acquired in 2004, lost a legal case brought by Rotanotice in France, who claimed a patent infringement relating to the method and installation for manufacturing certain printed documents. Diehl's appeal was not successful. Rotanotice has submitted a claim totalling €4.3 million that is subject to review by a court-appointed expert. The expert's report is not yet finalised. On acquisition of the Diehl group this matter was specifically addressed in the purchase agreement and an amount of €2.0 million is held in escrow pending the outcome of the action. Nampak is exposed to any judgement in excess of this amount.

A complaint was lodged against Nampak Glass and Consol (Pty) Limited with the Competition Commission for alleged collusion in respect of the acquisition of cullet for glass container manufacturing. Following its investigation, the Competition Commission has referred the complaint to the Competition Tribunal for hearing.

Subsequent events

Effective 1 October 2005 the group concluded a transaction to dispose of 50% of Nampak Glass to Wiegand-Glas for €18 million. Wiegand-Glas has been a technology partner of Nampak for a number of years and the deal will see Wiegand-Glas taking production control of the glass business.

The group sold its Tufbag business on 1 November 2005 for R9 million.

Following the announcement of the group's black economic empowerment (BEE) deal in September, the court has given its sanction to the scheme of arrangement that will see the group buy back 10% of the shares in issue, excluding the parties to the BEE transaction, at a price of R15.13 per share. The effective date of the scheme is 31 October 2005.

Tim Jacobs
Chief financial officer

S1 SIX-YEAR FINANCIAL REVIEW

GROUP FINANCIAL OBJECTIVES

Return

To achieve a return before interest and taxation of at least 21% p.a. on average total assets, an after-tax return on equity of at least 23% and for investment decisions to exceed the weighted average cost of capital of 15.3%.

Earnings

To achieve a growth in earnings per share of not less than the annual inflation rate plus the economic growth rate (gross domestic product).

Asset management

To manage the investment in inventories and receivables to its commercially lowest level.

Cash flow

To generate sufficient cash flow after absorbing increases in working capital, financing charges, taxes and dividends, to fund capital expenditure for replacement of fixed assets.

DEFINITIONS AND METHODOLOGY

Return

Operating profit plus income from investments.

EBITDA

Earnings before interest, investment income, share of associates, tax, depreciation and amortisation.

Total liabilities

The aggregate of long-term and current liabilities (deferred tax is excluded).

Shareholders' funds

The aggregate of ordinary, preference and outside shareholders' interest.

Total borrowings

All interest-bearing debt.

Cash dividends per ordinary share

Prior year final dividend plus current year interim dividend per ordinary share.

Employee numbers used for calculations

Total number of employees time weighted for acquisitions and disposals and adjusted for the group's share of joint ventures.

Productivity per employee

Volume growth over growth in number of employees.

Deflated statistics

Historical statistics adjusted to 2000 money terms using the consumer price index.

Ordinary shares in issue

Total shares in issue after adjustment for treasury shares.

		2005	2004	2003	2002	2001	2000
S1 SIX-YEAR FINANCIAL REVIEW							
STATISTICS							
Earnings and dividends data							
Weighted average number of ordinary shares in issue	'000	**638 262**	640 958	640 444	531 237	509 361	509 050
Headline earnings per ordinary share	cents	**119.2**	146.1	145.4	140.9	87.6	121.1
– Change over previous year	%	**(18)**	1	3	61	(28)	3
– Five-year compound annual growth rate	%	**6**	4	8	7	(2)	8
Earnings per ordinary share	cents	**122.4**	150.9	141.1	123.7	82.3	121.7
– Change over previous year	%	**(19)**	7	14	50	(32)	3
– Five-year compound annual growth rate	%	**8**	5	7	4	(3)	8
Cash dividends per ordinary share*	cents	**83.6**	74.1	63.5	55.1	53.3	53.3
– Change over previous year	%	**13**	17	15	3	0	5
– Five-year compound annual growth rate	%	**9**	8	8	6	6	9
Dividend cover	times	**1.5**	2.0	2.2	2.2	1.5	2.3

**Dividend cover from 2005 to 2001 has been calculated on a cash basis. Prior years have not been restated.*

		2005	2004	2003	2002	2001	2000
FINANCIAL DATA							
Return on equity	%	**15**	19	19	18	15	25
Return on total assets	%	**14**	16	16	13	11	17
Total asset turn	times	**1.5**	1.7	1.6	1.5	1.7	1.8
Liabilities: shareholders' fund	:1	**0.97**	1.01	1.25	2.18	1.68	1.61
Gross gearing	:1	**0.23**	0.36	0.42	0.97	0.71	0.55
Interest cover	times	**13**	11	7	9	10	19
Effective rate of tax	%	**38.8**	34.8	38.1	33.9	26.5	24.4
Number of ordinary shares in issue	'000	**641 888**	641 574	640 571	640 178	509 406	509 350
Net asset value per ordinary share	cents	**816**	839	758	748	516	478
– Change over previous year	%	**(3)**	11	1	45	8	(19)
Cash flow	R million						
– Cash generated from operations		**2 013.2**	2 130.2	2 006.9	1 766.5	1 067.8	1 118.5
– Cash inflow from operating activities		**560.8**	391.6	906.1	940.5	417.1	628.3
– Additions to property, plant and equipment		**(733.7)**	(995.6)	(884.4)	(784.4)	(390.6)	(413.6)
– Net increase/(decrease) in cash		**422.9**	(48.0)	17.9	(378.4)	(208.9)	(32.3)
EBITDA	R million	**2 057.1**	2 433.5	2 519.2	1 728.8	1 169.0	1 307.8

		2005	2004	2003	2002	2001	2000
S1 SIX-YEAR FINANCIAL REVIEW							
EMPLOYEE DATA							
Total permanent employees		**17 231**	19 122	19 697	15 401	13 376	14 765
Employee numbers used for calculations		**15 940**	17 869	18 392	14 096	13 376	14 765
Revenue per employee	R'000	**978**	979	988	971	783	652
Employment cost per employee	R'000	**200**	202	198	192	164	136
Productivity per employee	Index	**95**	85	83	108	109	100
INFLATION-ADJUSTED INFORMATION							
CPI index (base 2000 = 100)		**127.5**	123.8	122.1	115.4	105.7	100
Deflation factor (base 2000 = 100)		**78.4**	80.8	81.9	86.7	94.6	100
Headline earnings per share (cents)							
– Historical		**119.2**	146.1	145.4	140.9	87.6	121.1
– Deflated		**93.5**	118.0	119.1	122.1	82.9	121.1
Cash dividends per share (cents)							
– Historical		**83.6**	74.1	63.5	55.1	53.3	53.3
– Deflated		**65.6**	59.9	52.0	47.7	50.4	53.3
Total assets (Rm)							
– Historical		**10 436.2**	11 078.5	11 109.6	13 319.6	7 344.9	6 925.0
– Deflated		**8 185.3**	8 948.7	9 098.8	11 542.1	6 948.8	6 925.0
OPERATING RESULTS	R million						
Revenue		**15 583.1**	17 494.6	18 174.0	13 684.7	10 474.3	9 632.8
Profit from operations		**1 355.8**	1 632.6	1 737.1	1 158.3	695.0	922.6
Margin to revenue	%	**8.7**	9.3	9.6	8.5	6.6	9.6
Profit before tax		**1 283.6**	1 499.2	1 489.9	1 038.0	626.5	882.3
Profit after tax		**785.2**	977.5	923.0	685.8	460.3	667.3
Net profit for the year		**781.1**	967.1	903.5	657.1	419.3	619.7
BALANCE SHEETS	R million						
Total shareholders' funds		**5 265.0**	5 415.9	4 947.8	4 886.0	2 867.5	2 658.0
Long-term retirement benefit (net)		**252.3**	161.9	147.8	106.7	(130.0)	–
Deferred tax and other non-current liabilities		**531.6**	433.6	370.1	408.5	339.4	379.1
Long-term interest-bearing debt		**929.7**	1 091.5	1 289.0	1 879.1	1 365.4	1 308.9
Current liabilities		**3 457.6**	3 975.6	4 354.9	6 039.3	2 902.6	2 579.0
Total equity and liabilities		**10 436.2**	11 078.5	11 109.6	13 319.6	7 344.9	6 925.0
Property, plant and equipment		**3 941.1**	4 228.1	4 255.7	5 075.8	3 045.8	3 340.9
Intangibles		**1 059.9**	1 240.4	1 092.3	1 145.8	(29.2)	(101.6)
Investments and deferred tax		**175.7**	55.0	117.6	187.4	135.5	111.6
Current assets		**5 259.5**	5 555.0	5 644.0	6 910.6	4 192.8	3 574.1
Total assets		**10 436.2**	11 078.5	11 109.6	13 319.6	7 344.9	6 925.0

		2005	2004	2003	2002	2001	2000
S2 SHARE PERFORMANCE							
Market price per share							
– Highest	cents	**1 655**	1 500	1 570	1 480	1 340	2 075
– Lowest	cents	**1 385**	1 230	1 100	1 015	980	1 180
– Year-end	cents	**1 589**	1 410	1 230	1 340	1 075	1 330
Net asset value per share	cents	**816**	839	758	748	550	501
Number of ordinary shares in issue**	000	**669 314**	641 574	640 571	640 178	509 406	509 350
Market capitalisation*	R million	**10 635**	9 046	7 879	8 578	5 476	6 774
Volume of shares traded	000	**323 728**	421 267	356 681	376 032	330 127	242 459
Value of shares traded	R million	**4 977.6**	5 614.6	4 610.5	4 669.4	3 774.9	3 577.7
Volume of shares traded as a percentage of total issued shares	%	**48.4**	65.7	55.7	58.7	64.8	47.6
Earnings yield*	%	**7.5**	10.4	11.8	10.5	8.1	9.1
Dividend yield*	%	**5.3**	5.9	5.7	4.5	5.0	4.0
Price/earnings ratio*	times	**13.3**	9.7	8.5	9.5	12.3	11.0

**Based on year-end market price*

***Before treasury shares*



Share price movements (cents)
High
Low
Year-end
Indexed to JSE ALSI
3 000
2 500
2 000
1 500
1 000
500
0
2000
2001
2002
2003
2004
2005

	Operating profit as reported		Abnormal items		AC133 Fair value adjustment	
	2005	2004	**2005**	2004	**2005**	2004
	R million	R million	**R million**	R million	**R million**	R million
S3 ADJUSTED SEGMENTAL INFORMATION						
Metals and Glass	**665.0**	562.2	**(15.7)**	10.5	**(1.9)**	(31.4)
Africa	**665.0**	562.2	**(15.7)**	10.5	**(1.9)**	(31.4)
Paper	**89.5**	433.1	**252.4**	71.5	**10.6**	(27.6)
Africa	**221.8**	348.0	**57.0**	49.3	**10.6**	(27.6)
Europe	**(132.3)**	85.1	**195.4**	22.2	**–**	–
Plastics	**481.2**	229.8	**(212.5)**	114.8	**1.8**	(8.5)
Africa	**187.8**	265.1	**8.3**	(3.7)	**1.8**	(8.5)
Europe	**293.4**	(35.3)	**(220.8)**	118.5	**–**	–
NamITech	**–**	253.1	**–**	(213.2)	**–**	(2.0)
Group services	**120.1**	154.4	**(82.9)**	(4.1)	**(0.7)**	(1.4)
Africa	**50.9**	110.3	**(15.7)**	(4.2)	**(0.7)**	0.6
Europe	**69.2**	44.1	**(67.2)**	0.1	**–**	(2.0)
Total	**1 355.8**	1 632.6	**(58.7)**	(20.5)	**9.8**	(70.9)

BASIS OF CALCULATION

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such a size, nature or incidence that their disclosure is relevant to explain the performance for the period.

The fair value adjustments under AC133 are all calculated using the mark-to-market methodology.

Forward exchange contract costs on fixed assets are calculated as the difference between the spot rate on the date risks and rewards of ownership on the underlying transaction pass and the forward rate per the financial instrument.

FEC costs on plant and equipment		Operating profit before abnormals		Operating margin	
2005 R million	2004 R million	**2005 R million**	2004 R million	**2005 %**	2004 %
–	18.6	**647.4**	559.9	**14.3**	12.2
–	18.6	**647.4**	559.9	**14.3**	12.2
–	0.8	**352.5**	477.8	**4.8**	5.8
–	0.8	**289.4**	370.5	**6.1**	6.8
–	–	**63.1**	107.3	**2.4**	3.8
0.7	1.5	**271.2**	337.6	**7.2**	7.5
0.7	1.5	**198.6**	254.4	**7.4**	9.5
–	–	**72.6**	83.2	**6.8**	4.5
–	–	**–**	37.9	**–**	12.0
–	–	**36.5**	148.9		
–	–	**34.5**	106.7		
–	–	**2.0**	42.2		
0.7	20.9	**1 307.6**	1 562.1	**8.4**	8.9

S4 MAJOR INDIVIDUAL HOLDINGS

According to the register of shareholders at 30 September 2005, the following shareholders controlled 5% or more of the issued ordinary share capital:

	Number of shares held	% of total issued shares
Allan Gray Asset Management	140 283 626	20.96
Industrial Partnership Investments (Remgro Limited)	86 774 104	12.96
Sanlam Investment Management	80 277 448	11.99
Stanlib Asset Management	45 540 179	6.80

Nominee disclosures

To the best of the directors' knowledge, having made enquiries of nominees and other registered holders of Nampak's ordinary shares, the following parties hold beneficial interests of more than 5% of such ordinary shares:

	Number of shares held	% of total issued shares
Industrial Partnership Investments (Remgro Limited)	86 774 104	12.96
Public Investment Corporation	65 818 143	9.83
Allan Gray Asset Management	58 614 776	8.76
Sanlam Investment Management	52 885 544	7.90

Ordinary shareholder spread analysis at 30 September 2005	Number of shareholders	Number of shares held	% of total issued shares
Public	12 793	548 992 031	82.02
Non-public	21	120 321 796	17.98
Analysis of non-public ordinary shareholders			
Directors and associates	17	511 508	0.08
Trustees of the Nampak Black Management Trust	1	27 369 195	4.09
Trustees of the Nampak Employees Share Trust	1	5 610 000	0.84
Trustees of the Nampak 1979 Share Purchase Trust	1	57 000	0.01
Shareholdings in excess of 10% of the issued share capital	1	86 774 104	12.96
Preferred ordinary shareholder spread analysis at 30 September 2005			
Non-public	1	31 857 195	100
Analysis of non-public preferred ordinary shareholders			
Red Coral Investments 23 (Pty) Limited	1	31 857 195	100
6% cumulative preference shareholder spread analysis at 30 September 2005			
Public	69	196 851	49.21
Non-public	3	203 149	50.79
Analysis of non-public 6% preference shareholders			
Shareholdings in excess of 10% of the 6% preference share capital	3	203 149	50.79
6.5% cumulative preference shareholder spread analysis at 30 September 2005			
Public	24	32 643	32.64
Non-public	4	67 357	67.36
Analysis of non-public 6.5% preference shareholders			
Shareholdings in excess of 10% of the 6.5% preference share capital	4	67 357	67.36



SUSTAINABILITY REPORT

Sustainability Report



ECO SCHOOL

Corporate sustainability is a business approach that creates long-term shareholder value by embracing opportunities and managing risks deriving from economic, social and environmental impacts.

Nampak, which is included in the JSE's SRI Index strives to display high levels of competence in addressing these challenges.

Corporate Social Investment and Sustainability Committee

This Committee meets four times per annum to consider and review progress on the group's social investment and sustainability objectives. The Committee comprises professional management from human resources, environment, health and welfare, property and investor relations and includes participation by a non-executive director. It is currently chaired by the human resource director of our Africa region.

Economic impact

Economic transformation

The Nampak group is committed to Black Economic Empowerment and wishes to position itself, so as to comply with the current and future requirements of the Broad-based Black Economic Empowerment Act and other relevant legislation and codes in order to:

- preserve and enhance the group's current business;
- ensure that it is competitive;
- demonstrate its commitment to BEE;

- assist in retaining black staff;
- attract new black talent; and
- contribute towards social and economic upliftment of South Africa and create sustainable black leadership.

The Nampak group has played a leading role in transformation since the early 1990s and more recently concluded a number of empowerment transactions at business level.

In 2004, the group was one of the first to publish a company-specific charter based on seven pillars:

- Ownership
- Management and control
- Affirmative procurement
- Employment equity
- Skills development
- Corporate social investment
- Environmental job creation.

Highlighted in this report is the progress that has been made in achieving the objectives set out in the charter.

One of the seven pillars of this charter is ownership which has now been addressed through the implementation of a broad-based black economic empowerment transaction resulting in 5% of the group's equity being held by its South African employees and 5% by a broad-based BEE consortium.

This broad-based consortium comprises:

- Aka Capital, which is chaired by prominent black businessman, Reuel Khoza;
- a women's empowerment grouping, National African Women's Alliance;
- two of our major trade unions, namely the Chemical, Energy, Paper, Printing, Wood and Allied Worker Union (CEPPWAWU) and the South African Typographical Union (SATU); and
- Nampak's two black non-executive directors.





Employment equity The group is committed to employment equity in South Africa and complies with the Employment Equity Act. The required reports have been submitted timeously to the Department of Labour.

Employment equity committees have been established in all the group's operations and divisional managing directors are responsible for ensuring that targets are set taking into account the overall group objectives. The group's senior executives' incentive is discounted for failure to achieve these targets.

As a proportion of the group's management category, African managers represent 21% against a target of 24%, whilst black managers (African, Coloured and Asian) represent 37% against a target of 36%. The group's staff complement in the management category, as at 30 September 2005, was as follows:

	2005	%	2004	%
Male				
African	**209**	**16**	216	15
Coloured	**78**	**6**	78	5
Asian	**113**	**8**	120	8
White	**693**	**51**	784	55
Female				
African	**68**	**5**	57	4
Coloured	**10**	**1**	10	1
Asian	**23**	**2**	19	1
White	**149**	**11**	156	11
Total	**1 343**	**100**	1 440	100

Wealth creation was R5 billion of which employees received R3.3 billion.

The targets in our BEE charter have been set at 55% for all black managers and 20% for black female managers by 2014.

Wealth creation

During the year under review, wealth created for the group's stakeholders was R5 billion, with employees receiving R3.3 billion (65%) and shareholders R535 million (10%). Taxes paid to the government amounted to R469 million (10%) and R104 million (2%) was paid to providers of capital. Earnings retained to fund the future growth of the group amounted to R640 million or 13% of the total wealth created.

Social impact

Responsibility to society

The group allocates 1% of its profit after tax to corporate social investment and spent R9 million during the past year in the following key focus areas:

Education – R5.2 million *Our bursary scheme,* which has been operating successfully for many years, provides assistance to high-potential learners to continue their education at tertiary institutions. We focus mainly on those learners who are studying towards accounting, science and engineering degrees and endeavour, as far as possible, to offer them employment opportunities in the group. A total of 55 bursars are currently involved in the scheme.

Our *school-partnering programme,* which aims to help with the improvement of education, is in its fourth year. The schools chosen for this initiative are carefully selected and are in areas close to our factories and where it is likely that our employees' children will attend.

We are presently partnering three schools in Gauteng, two in the Western Cape and one in KwaZulu-Natal. Improvement plans are formulated in conjunction with the school governing bodies and may vary depending on the particular needs of each school. These plans may include:

- improving teachers' maths and science credentials;
- equipping laboratories and libraries;





- employing qualified librarians;
- providing computer centres;
- enhancing security and general infrastructure;
- providing environmental education; and
- awarding bursaries to the top students in mathematics, science and accounting.

In the two schools which we built under the auspices of the Nelson Mandela Foundation, we supported them with the implementation of the Education Quality Improvement Partnerships (EQUIP) programme. This programme, which is run by the National Business Initiative (NBI), aims to support government in the implementation of education quality improvement programmes and policies.. It does this by building the capacity of schools to develop into strong and viable education institutions with sound and strategically designed school development plans.

Health and welfare – R1.9 million Under our *Thembalethu Programme*, during the year we supplied some 1.6 million disposable diapers to orphanages for babies affected by Aids.

In acknowledgement of the admirable care provided to the terminally ill, we provided financial support to several *hospices,* particularly in those areas where our employees live. These hospices are situated in the Eastern and Western Cape, Gauteng and KwaZulu-Natal.

Environment – R1.5 million

Eco-Schools Participation in the Eco-Schools project, which we helped to initiate three years ago in conjunction with the WWF and WESSA, has grown to over 750 schools. This project incorporates the environment into the school curriculum and in so doing addresses sustainable development in parallel with environmental action. Schools choose which area of the environment they will focus on and then develop a plan to achieve their objectives. At the end of the year the school submits a portfolio, which, if accepted, can result in them being awarded Eco-School status.

Used beverage cans Collect-a-Can, which collects and recycles used beverage cans, has been running an annual schools competition since 1993, the primary objective of which is to promote environmental responsibility and education amongst children. Schools not only generate funds from the cans they sell to Collect-a-Can but also have an opportunity of winning cash prizes which can be used to improve their facilities. Nampak continued its co-sponsorship of this important project in which over 700 schools participated in 2005.

Various other charities – R0.3 million We contributed to some 30 worthy causes, including children's welfare, old age support, disaster relief and a feeding scheme to mention but a few.

Responsibility to employees

HIV and Aids We have a comprehensive HIV and Aids awareness programme and 73% of our South African employees have now undergone voluntary testing on site. The current prevalence rate is below that reported by other major manufacturing organisations in South Africa and we continue to encourage all our employees to come forward for testing.

Occupational health and safety The group complies with the Occupational Health and Safety Act. At our factories, safety, health and environment (SHE) committees are in place to assess and reduce the impact on the environment of our manufacturing activities and to ensure the safety of our employees. All





incidents involving an injury or work-related illness are recorded and measured as the disabling injury frequency rate (DIFR). In 2005 the DIFR was less than 0.0001. There were no death-on-duty accidents.

Asbestos Whilst we do not believe that the group has any potential claims exposure, we conducted inspections of all our factory buildings and commenced a phased replacement or encapsulation of asbestos building materials. Good progress was made in 2005 and will be completed in the next few years. This process is also taking place in leased properties to ensure that there is no exposure to our employees.

Emissions/waste disposal Our SHE committees are responsible for identifying any emissions or waste disposal practices that do not conform to acceptable standards. We have a formalised environmental policy which is aligned to ISO 14000.

People development We continue to focus on the identification, development and retention of our people to ensure that we have appropriate leadership and specialist talent.

Succession planning reviews are conducted regularly by the executive committee to identify employees with potential for advancement. Management training programmes are reviewed to ensure that they are aligned with the group's strategies.

Skills development and training Our Foundation Development Programme (FDP) is designed for production and clerical employees with leadership potential to enable them to move into supervisory roles. Fifty employees were involved in this programme in 2005, of whom 98% were African.

We continue to focus on development and retention of our people.

First line managers, supervisors and other skilled employees who have potential to advance to management positions attend Tomorrow's Leader Programme (TOM) and during the year 39 candidates completed the programme, of whom 41% were African.

Our Management Development Programme (MDP Plus) is aimed at high-potential middle managers and 30 managers completed the programme in 2005, of whom 43% were African.

The Graduate Recruitment and Development Programme (GRDP) addresses the skills shortage in engineering, finance, information technology and marketing. It is a two-year programme during which young graduates are placed in jobs at divisions and complete an academic course involving individual and group assignments. Successful candidates are offered permanent employment in the group. There are currently 15 graduates in the programme of whom 87% are African.

In addition to the abovementioned specific programmes we conduct extensive training including productivity improvement, health and safety, first aid and fire-fighting to name but a few. Since 2001 we have received refunds totalling R27 million from the Department of Labour as a proportion of the skills development levy. Nampak continues to play a significant role in the Media, Advertising, Printing, Publishing and Packaging – Sector Education and Training Authority (MAPPP-SETA) by ensuring that appropriate training is provided to the industry. Our executives also participate in the SETA's leadership structures.

A total of 6 656 South African employees, of whom 42% were black, attended a range of occupational training courses during 2005 as shown in the table below:

African	2 809
Coloured	1 195
Asian	975
White	1 677
Total	**6 656**





Interacting with our employees

The group has a variety of participative structures at different levels for dealing with issues which affect employees.

These include national framework agreements with all three major trade unions in the group in South Africa, collective bargaining mechanisms, safety committees, employment equity and skills development committees and other participative forums.

In our European operations, we have collective labour and voluntary recognition agreements.

These structures are designed to achieve good employer and employee relationships through effective sharing of relevant information, the identification and resolution of conflict as well as consultation by management with employees.

Environmental impact

Recycling

As Africa's largest packaging company we are acutely aware of the impact that our products can have on the environment in which we live. Packaging is a vital component of modern living, providing protection, portability, preservation and convenience as well as attracting consumers to our customers' products. It is, however, also a visible part of the waste-stream and the group is directly involved in recycling of all the main packaging materials.

We are directly involved in recycling of all the main packaging materials.

Our initiatives include:

Metals

Collect-a-Can is a joint venture with Mittal Steel and collects and recycles 66% of used beverage cans in southern Africa, one of the highest rates in the world.

Glass

Cullet forms an integral part of the manufacturing process and our glass packaging operation continues to develop strategies for higher collection and recycling.

Paper

The overall recycling rate of paper in South Africa varies between 65% and 70% of potential waste generated. Nampak collects and recycles some 200 000 tons of paper waste per annum, which is used to produce tissue wadding and packaging papers at our paper mills.

In Europe, we are a member of Pro-Carton, which is an organisation that promotes integrity and cost-effectiveness of folding cartons.

Plastics

We continue to participate in the Enviromark and other initiatives driven by the South African Plastics Federation. Nampak Polycyclers converts recycled polyethylene into crates, drums, refuse bins and buckets.

Approximately 40 000 collectors receive an income from the various collection and recycling initiatives across the different packaging material types.

Corporate Governance

Corporate governance Nampak is committed to the principles of openness, integrity and accountability. The implementation of sound corporate governance practices has been a cornerstone of Nampak's business operations for many years, with changes and refinements being made from time to time in line with international trends and best practices.

Nampak complies with all the requirements for corporate governance of JSE Limited. Application of the principles and compliance with the provisions of the Code of Corporate Practice and Conduct contained in the 2002 King Report are set out in this report.

Board of directors Nampak has a unitary board structure which comprises four executive and nine non-executive directors, following the appointment on 1 October 2005 of Mr T N Jacobs as chief financial officer and Mr R J Khoza as non-executive director. Six of the nine non-executive directors are classified as independent. The chairman, Mr Trevor Evans, will become independent by definition on 1 October 2006. In view of the very strong independent element on the board of directors this is not considered to be disadvantageous. The board adopted a formal charter during the 2004 financial year which sets out the board's responsibilities, including:

- responsibility for the strategic direction of the group;
- responsibility for ensuring that the company achieves an acceptable return for shareholders;
- responsibility for guiding the company's system of ethics and values and its standards of corporate governance;
- responsibility for ensuring that the correct structures and senior executives are in place to implement the company's strategy and to manage its business.

The positions of chief executive officer and chairman are separated, with responsibilities divided between them for matters affecting the board and management.

The board meets at least six times per annum and the details of attendance in financial year 2005 are provided at the end of this report. The board is responsible for the strategic direction of the group, while also maintaining control over all material matters affecting the group, including monitoring of operational performance, risk management, internal controls and the selection of directors. All service contracts with executive directors may be terminated on notice periods not exceeding twelve months. All directors are subject to retirement by rotation and re-election by shareholders every three years and the re-appointment of non-executive directors is not automatic. The appointments of new directors are subject to confirmation by shareholders at the first annual general meeting after their appointment. Biographical details of all the directors are set out on pages 4 and 5 of this annual report.

There are comprehensive management reporting disciplines in place, which include the preparation of annual budgets by all operating units. The strategic plan, the group budget, summaries of divisional sales, operating profit and capital expenditure are reviewed and approved by the board. Results and the financial status of divisions are reported on at board meetings against approved budgets and compared to the prior year. Profit projections, forecast cash flows and working capital and borrowing levels are also reported on at these meetings.

All directors have access to the advice and services of the company secretary. In appropriate circumstances they may seek independent professional advice about the affairs of the company at the company's expense. The director concerned would initially discuss and clear the matter with the chairman or the company secretary unless this would be inappropriate.

An orientation and induction programme for directors was established during the past financial year, based on the needs of each incoming director. The chairman of the board is responsible for monitoring the performance of each individual director, while the chairman of each committee is responsible for monitoring the performance of the relevant committee and its individual members. A formal, annual evaluation of the board is not considered necessary in view of the considerable experience of most of the board members and the long periods most of them have served on the board.

Board committees The board has established four formal committees, which are dealt with below.

Remuneration and Nominations Committee members:

T Evans (appointed as chairman on 23 November 2005)

D A Hawton

M M Katz

M L Ndlovu

(Note: Mr B P Connellan resigned as a non-executive director and chairman of the committee on 28 September 2005.)

Remuneration and nominations are combined into a single committee, the remuneration and nominations committee. The committee is chaired by the chairman of the company and in addition comprises three independent directors. Although Mr Evans will be classified as an independent non-executive director only on 1 October 2006, it was not considered appropriate to appoint an independent director as an interim chairman until then. The committee meets at least twice per year and meetings are also attended by the chief executive officer, but he does not participate in discussions regarding his own remuneration.

The committee met on three occasions during the financial year. It operates within written terms of reference, which were adopted on 10 September 2002.

The terms of reference provide direct authority to the committee to consider contractual arrangements of executives, including general remuneration policy. The committee is authorised to approve executive remuneration that is fair and competitive at the commencement of each financial year, after taking into account the business strategy and talent-retention objectives. The three major elements of the remuneration structure are benchmarked separately in applicable jurisdictions, namely guaranteed package, short-term incentive scheme and long-term rewards (share awards), and weighting between the elements may be adjusted from time to time to support the group's requirements.

Appointments to the board are governed by a policy which requires the committee to identify and recommend suitable candidates, with the appointments made by the board thereafter and subject to confirmation by shareholders at the first annual general meeting following an appointment. The terms of reference of the committee also provide direct authority to consider matters such as board structure, size and composition, effectiveness and any skills requirements.

Succession plans are in place to ensure that there is sufficient depth in the group to meet future executive requirements and to achieve employment equity targets.

The committee also reviews the executive recommendations for non-executive directors' fees and committee fee structures against market data before submission to the board and finally shareholders at the annual general meeting for approval.

Audit Committee members:

P L Campbell (chairman)

T Evans

M M Katz

R A Williams

(Note: Mr B P Connellan resigned as a non-executive director and committee member on 28 September 2005.)

The audit committee is chaired by an independent director of the company and, in addition, comprises two independent directors and one non-executive director. The committee meets at least three times per year and the meetings are also attended by appropriate executives, including the chief executive officer and the chief financial officer.

The committee operates within written terms of reference which were updated in 2003. The responsibility of the committee includes the review and evaluation of the effectiveness of the internal controls of the group (with reference to the findings of both the internal and external auditors), the consideration of the appointment of the external auditor, review of the nature and scope of the audit, material pending litigation, material defalcations, risk management, insurance covers, important accounting issues and specific disclosures in the financial statements.

The internal and external auditors report to the committee at each meeting on the results of their work and they also have unrestricted access to the chairman and other members of the committee.

A risk management committee has been formed as a committee of the board reporting through the audit committee and it provides assistance in the identification, assessment, managing and monitoring of risks facing the group.

Risk Management Committee members:

T N Jacobs (appointed as chairman on 8 November 2005)

G E Bortolan

P L Campbell

N Cumming

A S Lang

N P O'Brien

P A Stevens

(Note: Mr R P Becker resigned as chairman and member of the committee with effect from 31 May 2005.)

The risk management committee was formed in the 2003 financial year as a committee of the board, but reports to the board through the audit committee. The committee meets at least twice per year in the week before meetings of the audit committee. The committee is chaired by the chief financial officer, since it performs primarily an executive function. The committee also comprises the chairman of the audit committee, the chief executive officer and other senior executives of the group. The primary function of the committee is to establish and maintain a common understanding of the risk universe, to identify and agree the risk profile of the group, to co-ordinate the group's risk management efforts and to report via the audit committee to the board on the risk management work undertaken.

Corporate Social Investment Committee members:

F V Tshiqi (chairman)

N Bengani

S S Dennis

G A Hayward

L D Kidd

K M Mokoape

M A Otto

(Note: Mr A M Marthinusen retired as chairman and committee member with effect from 31 July 2005.)

The committee meets at least four times per year. It is chaired by the human resource director: Africa and also comprises an independent director and senior managers of the group.

The function of the committee is dealt with on page 56 of the Sustainability Report.

Risk management accountability The focus of risk management is on identifying, assessing, managing, monitoring and reporting material forms of risk across the group.

The board is accountable for the total process of risk management and internal control. Its policy on risk management encompasses all significant business risks to the group, including strategic, financial, operational, technology and compliance risks.

The risk environment in which the business operates is ever-changing. Each level of management, from the board of directors downwards, is responsible for regular appraisals of the risk environment in which they operate, and to ensure that significant risks are identified, assessed, managed and reported on.

In support of this, the board adopted and reviewed the rollout of the group's risk management framework, which effectively embeds the required risk management responsibilities throughout the group. The risk management framework defines the company's risk management standards and procedures which guides how significant risks are identified, assessed, managed and reported on, and are based on the requirements of the King II Code of Corporate Practices and prevailing best practice.

Structure Group Internal Audit is responsible for facilitating the risk management and assurance processes across the group. The internal audit programme is continuously aligned with the results of the risk management programme.

A dedicated risk management officer administers the enterprise risk management database, risk reporting, and co-ordinates risk assurance across the group.

Risk assessment Formal risk assessments are completed annually at each division and group support functions around the world, using a proprietary risk management software and structured methodology. The group continuously benchmarks, embeds, enhances and aligns its enterprise risk management processes to prevailing best practices.

The risk assessment method used evaluates the possible impact of the risk assessed, and formalises the mechanisms and measures used to monitor, manage and control those risks. These are reviewed at group level through a consolidated risk register.

The risk assessment process has determined the estimated value at risk of the group's top risks worldwide. The group's main residual risks after factoring in control identified by this process, as at 30 September 2005, listed alphabetically are:

- Currency volatility
- Global procurement trends
- Inbound supply chain
- Loss of key sites
- Over dependency on certain market sectors
- Product liability
- Product substitution
- Reputation
- Retention and development of human capital

Risk response and assurance A group-wide system of internal control is used to manage significant risks. This provides reasonable assurance that the company's business objectives will be met, even in the event of a disastrous incident impacting on activities.

Risks are further controlled and managed by group policies limiting exposure in specific areas such as finance, treasury, human resources, marketing, procurement, quality assurance, as well as external and internal insurance programmes. Furthermore, risk and control audits of all plants are carried out annually to check compliance against written standards and the occupational health and safety requirements.

The group seeks to maintain a sound system of internal control, based on its policies and guidelines, in all material associates and joint ventures. Where this is not possible, the responsible directors seek assurance that significant risks are being managed in an acceptable manner.

The group has documented and tested processes in place that will enable its operations to continue their critical business processes in the event of any disastrous incidents impacting on these activities.

Accountability and audit The directors confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. For this reason they continue to adopt the going-concern basis for preparing the financial statements.

The annual financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice. They are based on appropriate accounting policies which have been consistently applied and are supported by reasonable and prudent judgements and consistent estimates, except for changes in notes 4 and 5 of the annual financial statements. Adequate accounting records and internal controls and systems have been maintained to provide reasonable assurance on the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability for the group's assets. Such controls are based on established policies and procedures and are implemented by trained personnel with an appropriate segregation of duties.

The effectiveness of internal controls and systems is monitored through the utilisation by management of internal control checklists, formal reporting of material defalcations and other losses and the use of an internal audit department.

The internal audit department is an independent appraisal function which reviews the adequacy and effectiveness of internal controls and the systems which support them. This includes controls and systems at the operating entities and in relation to business and financial risks which could have an adverse effect on the group. Weaknesses identified by the internal auditors are brought to the attention of the directors and management. The head of the internal audit department reports directly to the chairman of the audit committee, but is responsible administratively to the chief financial officer. He may be dismissed or appointed only with the concurrence of the audit committee. The purpose, authority and responsibility of the internal audit department is formally defined.

The external auditors are responsible for reporting on whether the financial statements are fairly presented and their report is presented on page 91.

Nothing has come to the attention of the directors, nor the attention of the internal or external auditors, to indicate that any material breakdown in the functioning of the above-mentioned internal controls and systems has occurred during the year under review.

During the year under review the external auditors provided valuable non-audit-related services to the company including:

	Rm
• Taxation	3.8
• Sponsor services for the BEE transaction	0.7
• Consultancy services for the implementation of the ERP system	19.5
• Strategic Investment Programme services	2.2

The board has considered the extensive use made of consultancy services from the external auditors for the implementation of the new ERP system, but is satisfied that the separation of reporting responsibilities ensures that the independence of the external auditors is not jeopardised.

Ethics Nampak adopted a revised Code of Business Ethics during the course of the 2004 financial year. All directors and employees are required to comply with the code, which requires all employees to act with honesty and integrity and to maintain the highest ethical standards.

The code deals with compliance with laws and regulations, conflicts of interest, relationships with customers and suppliers, gifts and favours, remuneration, outside employment, directorships, company funds and property, confidentiality, company records and communications, competition, insider trading, donations and sponsorships and employment and labour rights.

Nampak operates Tip Offs Anonymous, which allows callers to report confidentially on any violations of Nampak's policies and procedures.

Systems and procedures are in place to monitor and enforce the code and the directors believe that the requirements of the code have largely been met by employees.

Price-sensitive information In accordance with the JSE Limited's guidelines on price-sensitive information, the company has adopted a policy dealing with the determination of information as price-sensitive, confidentiality undertakings and discussions with the press, institutional investors and analysts. Only the chairman, the chief executive officer, the chief financial officer and the investor relations manager may discuss matters which may involve price-sensitive information with third parties. The company follows a "closed period" principle, during which period employees and directors are prohibited from dealing in the company's shares.

The usual closed periods endure from approximately the middle of March until the publication in May of the interim results for the six-month period ended 31 March and from approximately the middle of September until the publication in November of the financial results for the year ended 30 September. Additional periods may be declared "closed" from time to time if circumstances warrant this action.

Attendance at board and committee meetings during the year ended 30 September 2005

	Board		Audit Committee		Corporate Social Investment Committee		Remuneration and Nominations Committee		Risk Management Committee	
	A	B	A	B	A	B	A	B	A	B
R P Becker*	4	4	3	3					2	2
G E Bortolan	6	6	3	3					2	2
P L Campbell	6	6	3	3					2	2
B P Connellan**	6	6	3	3			4	3		
N Cumming	6	6							2	2
T Evans	6	6	3	2			4	4	2	1
D A Hawton	6	6					4	4		
M M Katz	6	5	3	3			4	3		
A S Lang	6	6							2	0
A M Marthinusen***	5	5			4	4				
K M Mokoape	6	5			5	5				
M L Ndlovu	6	5					4	4		
M H Visser	6	6								
R A Williams	6	6	3	3						

Column A indicates the number of meetings held during the period the director was a member of the board and/or committee.

Column B indicates the number of meetings attended during the period the director was a member of the board and/or committee.

**Resigned with effect from 31 May 2005*
***Resigned with effect from 28 September 2005*
****Retired with effect from 31 July 2005*

Remuneration Report

This report on remuneration and related matters sets out the remuneration philosophy at director level and details the actual remuneration earned during the financial period under review. Further details on the structure and mandate of the Remuneration and Nominations Committee ("the Committee") are included on pages 68 and 69 of this report.

Remuneration philosophy The remuneration philosophy is designed to support the group's strategy of a performance culture through attraction and retention of the appropriate calibre of directors and senior executives who are motivated to create a climate that supports high levels of performance from an individual contribution perspective and on a team basis. The attraction and retention of talent requires remuneration structures that are relevant, transparent and competitive when benchmarked against appropriate market survey data and practices in each jurisdiction. The annual cash incentive bonus combined with the longer-term share plan are structured to encourage sustainable superior growth in earnings through the achievement of challenging performance criteria and are designed to align longer-term director remuneration directly to growth in shareholder wealth. The Committee aims to place an appropriate balance in the weightings between the guaranteed pay elements and the on-risk pay elements within the overall remuneration structure. The current structure supports the business need for a performance-driven culture, with additional weighting being placed on the on risk pay elements.

During 2005, a review of the long-term share plan element within the overall remuneration structure was undertaken by the Committee assisted by external advisors. Currently, share options are the sole form of long-term incentive for key executives. The Committee has decided to recommend closure of the share option plan for future allocations and is proposing that it is replaced at executive director and senior executive level by a performance share plan, not only to link executive reward more closely to the achievement of long-term performance targets and shareholders' value creation, but also to ensure that the total reward potential is competitive. Details of the proposed Performance Share Plan can be found in the Annexure to the Notice of the Annual General Meeting.

The chief executive officer should also have scope to retain, motivate and reward talent appropriately below the senior executive level. To do this, the Committee is proposing to replace the current share option plan with a Share Appreciation Plan where vesting will only take place if specific performance criteria set by the Committee have been met. Details of the proposed Share Appreciation Plan can also be found in the Annexure to the Notice of the Annual General Meeting.

Executive directors' remuneration Executive directors' remuneration consists of:

- a guaranteed package component that includes a cash salary plus the cash value of all benefits such as retirement funding contributions, assured benefit premiums, medical aid and car for business use;
- an annual cash incentive bonus scheme where rewards are determined against achievement of individual performance criteria and annual financial targets;
- a longer-term incentive scheme has traditionally been provided in the form of share options, which it is proposed to change to a performance share plan going forward.

Guaranteed package Executive director job levels are established with assistance from external consultants after considering the size and complexity of the role and these are then benchmarked against the market on an annual basis at the end of each financial year using comprehensive survey data in related industries for each jurisdiction. This information, together with an overview of published remuneration, provides the Committee with a sound base on which to make informed decisions.

The Committee has the authority to approve guaranteed packages that will retain the correct calibre of talent. Guaranteed package levels are recommended by the chief executive officer after taking into account individual experience, current performance and contribution and future career progression.

The guaranteed packages of directors for 2006 are based on the market median. In order to reward individual contribution and to align to the group's strategy of a performance culture, one of the components within the annual cash incentive bonus includes individual performance targets which, if achieved, will elevate the cash package up to higher percentiles required for talent retention.

Retirement funding, assured benefit cover and healthcare form part of the overall remuneration package in line with general market trends in each of the jurisdictions. The company liability in respect of retirement funding and assured benefits has been capped for directors where the company meets the contributions as a fixed percentage of the guaranteed package. Directors who joined the company prior to 1 June 1996 receive post-retirement medical aid cover funded by the company on retirement. The provision for this benefit has been included and accounted for under note 2 on page 116 of this report.

The guaranteed packages earned by the directors are reflected in table 1(a) on page 79 of this report.

Certain executive directors who live in South Africa are responsible for operational direction and management offshore and are contracted to and paid remuneration by those structures. These amounts are reflected separately in table 1(a) and are reviewed annually or when director responsibilities change.

Annual cash incentive bonus The annual cash incentive bonus scheme is reviewed in detail by the Committee that brings experience from its participation on other remuneration committees. This experience, coupled with extensive local and international market data and trend information, provides sufficient information to set the financial targets at the commencement of each financial year once the business strategy has been agreed. The primary focus of the incentive scheme for the financial year under review remained to reward executive directors and senior management for the achievement of challenging financial growth. The maximum potential incentive bonus for the year ending 30 September 2005 was capped at 100% of guaranteed package. The maximum potential incentive for the chief executive officer is capped at 120% of guaranteed package for 2006. The annual cash incentive bonus has two components, namely financial performance and individual performance.

During the period under review, the financial component under the incentive bonus scheme at the group level was based on growth in headline earnings per share and return on equity targets. The operational directors' targets included an element of group performance (20%), with the balance of the potential under the financial component aligned to divisional performance. The divisional performance targets were based on improvements in profit before interest and tax and return on gross assets.

To continue to align the group's employment equity strategy with executive director remuneration, the South African directors' incentive earned under the financial component was discounted up to 20% for non-achievement of employment equity targets.

The second component of the annual incentive bonus continued to be linked to the achievement of individual performance targets. Individual performance targets cover strategic initiatives, which are crucial for future growth and profitability within the group. Payments under this component are made irrespective of performance against the financial component with the Committee holding overriding discretion.

For the financial year under review, the group financial targets set were not achieved, however some operational targets were achieved. The annual incentive bonus payments that accrued for the financial period are set out in table 1(a) and include amounts earned under the individual performance component.

The Committee has reviewed the annual cash incentive scheme for the financial year 30 September 2006 and has decided to retain both components, namely financial and individual performance. The financial component at group level will be significantly weighted towards improvements in headline earnings per share, with operational focus retained on trading income and return on gross assets.

Table 1(a): Executive directors' remuneration 2005

Name	Guaranteed package (rand)	Payments by offshore companies (rand) Note 1	Company contributions to retirement (rand)	Value of other benefits (rand) Note 2	Incentive bonus (rand)	Total remuneration 2005 (rand)
R P Becker*	1 341 234	247 329	99 515	11 250	—	1 699 328
G E Bortolan	2 317 148	1 110 323	180 351	19 918	1 340 000	4 967 740
N Cumming	2 144 590	—	165 410	18 467	941 182	3 269 649
A S Lang	1 993 255	—	154 745	34 193	1 229 168	3 411 361
A M Marthinusen**	1 456 877	—	109 955	3 011 462	480 029	5 058 323
Total	**9 253 104**	**1 357 652**	**709 976**	**3 095 290**	**3 990 379**	**18 406 401**

**Resigned from the Nampak Limited board with effect from 31 May 2005. Resigned from the group with effect from 30 June 2005.*

***Resigned from the Nampak Limited board with effect from 31 July 2005. Retired from the group with effect from 31 July 2005.*

Note 1: For the purpose of total remuneration, offshore payments have been converted to rand at the average annual exchange rate.

Note 2: Other benefits comprise the value of low interest rate loans, comprehensive insurance on car allowance vehicles, value of company car benefit (if applicable), accommodation, leave pay outstanding and restraint of trade payment.

Table 1(b): Executive directors' remuneration 2004

Name	Guaranteed package (rand)	Payments by offshore companies (rand) Note 1	Company contributions to retirement (rand)	Value of other benefits (rand) Note 2	Incentive bonus (rand)	Total remuneration 2004 (rand)	Payments due post the financial year-end (rand) Note 3
R P Becker	1 390 958	368 579	97 042	15 000		1 871 579	
G E Bortolan	2 369 041	628 361	167 759	45 706		3 210 867	
N Cumming	2 042 132		142 868	36 324		2 221 324	
A S Lang	1 947 513		137 486	75 094		2 160 093	
A M Marthinusen	1 705 927		119 073	41 015		1 866 015	
J A Monks*	2 898 136		2 601 686	769 446		6 269 268	6 874 097
R G Tomlinson**	1 250 689	331 504	87 644	1 107 363	494 900	3 272 100	
Total	13 604 396	1 328 444	3 353 558	2 089 948	494 900	20 871 246	6 874 097

**Resigned from the Nampak Limited board with effect from 30 September 2004. Retired from the group with effect from 31 December 2004.*

***Resigned from the Nampak Limited board with effect from 21 July 2004 and retired from the group with effect from 31 August 2004.*

Note 1: *For the purpose of total remuneration, offshore payments have been converted to rand at the average annual exchange rate.*

Note 2: *Other benefits comprise the value of low interest-rate loans, comprehensive insurance on car allowance vehicles, value of company car benefit (if applicable), accommodation, leave pay outstanding, restraint of trade payment and National Insurance paid for UK executive.*

Note 3: *As reported previously, as part of the merger negotiations the company agreed to assume the contractual arrangements of the Malbak Limited directors. Mr Monks retired from the group with effect from 31 December 2004. The payment due to Mr Monks on his retirement under his contractual notice period was cash of £544 931 (including National Insurance) and the value of benefits of £35 651. No further contribution was paid in respect of retirement funding.*

Share schemes The group has traditionally provided its long-term incentive award through the issue of share options after considering individual performance and future career progression using The Nampak 1985 Share Option Scheme ("Option Scheme").

During 2005 a review of the Option Scheme element within the remuneration structure was undertaken by the Committee, assisted by a leading firm of remuneration and benefits consultants. The Committee proposes to close the current Option Scheme for future allocations and to replace it with two new share schemes, namely a Performance Share Plan and a Share Appreciation Plan.

The Performance Share Plan will provide for the grant of performance share awards to executive directors and nominated senior executives. Vesting will take place after three years and will be conditional upon the group achieving specific performance targets which will be set by the board at commencement of each three-year period. The performance target for the awards for the first allocation will be the group's Total Shareholder Return ("TSR") compared to the TSR of the constituent companies of the JSE 40, excluding resource companies, in order to improve the relevance of the comparator group.

To provide a more stable basis for measurement, it is likely that relative TSR will be calculated against the comparator group and the five best performing and five worst performing companies will be disregarded. To alleviate any short-term volatility, the return index will be averaged in the TSR calculations for each member of the group over the three months prior to the start of the performance period.

The maximum performance award will be set by the Committee each year taking into account individual performance and contribution, future succession and retention aspects. In respect of any financial year, the maximum value of shares that may be allocated annually to the performance share award will be 150% of guaranteed package for the chief executive officer and up to 100% for other executives. It is anticipated that approximately half of the performance award will vest at the end of three years for median performance.

The earnings potential of the on-risk elements (annual cash incentive bonus and long-term performance share plan) form approximately 66% of the chief executive officer's total remuneration and between 46% and 56% of the total remuneration for the other executives.

Details of the proposed Performance Share Plan for approval by shareholders can be found in the Annexure to the Notice of the Annual General Meeting.

The Share Appreciation Plan ("SAP") will be established to provide the chief executive officer with a vehicle to motivate and retain talent at senior management levels within the group. Any rights granted will be subject to approval by the board.

A number of SARs will be periodically offered to senior managers. These rights will be conditional upon the group achieving specific performance criteria as set by the board before vesting can occur. The proposed vesting periods are in line with the current Option Scheme and provide for one-third to vest at the end of three years, one third to vest at the end of four years and the final third to vest after five years.

Details of the proposed Share Appreciation Plan for approval by shareholders can be found in the Annexure to the Notice of the Annual General Meeting.

Non-executive directors do not participate in employee share schemes. However, if an executive transfers to a non-executive position after retirement, continued participation in any share scheme issued prior to the date of retirement would be retained.

The actual share options issued and the gains on the options exercised for the financial period under review for the directors are indicated in table 2 (a). The total number of ordinary shares that may be allocated to directors and employees in terms of the Option Scheme is 68 045 030. The Committee approves the issue of all share option allocations within the group.

Table 2(a): Directors' share options 2005

Name	Balance at 01/10/2004	Options granted during the year				Options exercised during the year	Gains on options exercised (rand)	Exercise price (cents)	Date exercised	Balance at 30 Sept 2005
		Number granted	Price (cents)	Date of grant	Expiry date					
R P Becker	522 800	195 000	1 495	01/12/2004	01/12/2014	Share options forfeited on resignation				–
G E Bortolan	1 277 600	190 000	1 495	01/12/2004	01/12/2014	43 400	32 550	1 500	11/02/2005	1 424 200
N Cumming	721 900	100 000	1 495	01/12/2004	01/12/2014	30 000	21 000	1 500	22/03/2005	791 900
T Evans	1 469 100	–	–	–	–	63 400	47 550	1 500	22/03/2005	1 405 700
A S Lang	582 600	40 000	1 495	01/12/2004	01/12/2014	43 400	43 400	1 500	17/03/2005	579 200
A M Marthinusen	536 000	–	–	–	–	36 700	31 195	1 500	18/03/2005	499 300
P L Campbell	50 000	–	–	–	–	50 000	57 500	1 500	22/02/2005	–
Total							**233 195**			

Table 2(b): Directors' share options 2004

Name	Balance at 01/10/2003	Options granted during the year: Number granted	Price (cents)	Date of grant	Expiry date	Options exercised during the year	Gains on options exercised (rand)	Exercise price (cents)	Date exercised	Balance at 30 Sept 2004
R P Becker	382 800	140 000	1 234	27/11/2003	27/11/2013	–	–	–	–	522 800
G E Bortolan	977 600	300 000	1 234	27/11/2003	27/11/2013	–	–	–	–	1 277 600
N Cumming	541 900	180 000	1 234	27/11/2003	27/11/2013	–	–	–	–	721 900
A S Lang	532 600	50 000	1 234	27/11/2003	27/11/2013	–	–	–	–	582 600
A M Marthinusen	536 000	–	–	–	–	–	–	–	–	536 000
R G Tomlinson	456 900	140 000	1 234	27/11/2003	27/11/2013	50 000	185 000	1 420	31/05/2004	546 900
						44 400	124 320	1 340	26/01/2004	502 500
						52 500	312 375	1 340	26/01/2004	Balance forfeited
P L Campbell	50 000	–	–	–	–	–	–	–	–	50 000
T Evans	1 469 100	–	–	–	–	–	–	–	–	1 469 100
Total							**621 695**			

Participants in the Option Scheme were able to elect to receive trust loans in terms of the Nampak 1979 Share Purchase Scheme ("the Purchase Scheme") from the share purchase trust to finance the exercise of share options. Table 3(a) reflects the movement in the trust loans during the financial period. The derived benefit of low interest rate loans granted under the Purchase Scheme is included in the value of other benefits in table 1(a) on page 79.

Table 3(a) Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2005

Name	Balance at 1/10/2004	Purchases	Sales	Balance at 30/09/2005 including shares with paid-up and outstanding loans	Effective selling price of shares during year (rand)	Total cost of shares sold during year (rand)	Gain for the year (rand)	Outstanding share trust loan balances at 30/09/2005 (rand)
G E Bortolan	87 600	–	21 600	66 000	326 160	324 000	2 160	–
N Cumming	116 500	–	116 500	–	1 821 130	863 000	958 130	–
T Evans	226 600	–	31 600	195 000	499 200	474 000	25 200	–
A S Lang	159 100	–	105 800	53 300	1 655 571	960 970	694 601	–
A M Marthinusen	90 700	–	18 300	72 400	277 245	274 500	2 745	–

Table 3(b) Summary of directors' share dealings in shares acquired through the Share Purchase Scheme 2004

Name	Balance at 01/10/2003	Purchases	Sales	Balance at 30/09/2004 including shares with paid-up and outstanding loans	Effective selling price of shares during year (rand)	Total cost of shares sold during year (rand)	Gain for the year (rand)	Outstanding share trust loan balances at 30/09/2004 (rand)
G E Bortolan	87 600	–	–	87 600	–	–	–	323 784
N Cumming	116 500	–	–	116 500	–	–	–	224 850
T Evans	226 600	–	–	226 600	–	–	–	473 684
A S Lang	244 100	–	85 000	159 100	1 242 244	234 263	1 007 981	770 184
A M Marthinusen	90 700	–	–	90 700	–	–	–	274 317

The following table lists the directors who exercised share options using share trust loans between 1 October 2004 and 30 September 2005:

Table 4(a) Loans granted to directors in terms of the share trust between 1 October 2004 and 30 September 2005

Name	Loan amount as at 30 Sept 2004 (rand)	Date option granted	Date options exercised and loan granted	Original option price (cents)	Closing market price on exercise date (cents)	Number of shares	Loan amount settled between 1 October 2004 and 30 Sept 2005 (rand)	Loan amount as at 30 Sept 2005 (rand)
G E Bortolan	323 784	–	–	–	–	–	323 784	–
N Cumming	224 850	–	–	–	–	–	224 850	–
T Evans	473 684	–	–	–	–	–	473 684	–
A S Lang	770 184	–	–	–	–	–	770 184	–
A M Marthinusen	274 317	–	–	–	–	–	274 317	–

Note: Share scheme loans must be repaid not later than ten (10) years from the date the option was originally granted.

Table 4(b) Loans granted to directors in terms of the share trust between 1 October 2003 and 30 September 2004

Name	Loan amount as at 30 Sept 2003 (rand)	Date option granted	Date options exercised and loan granted	Original option price (cents)	Closing market price on exercise date (cents)	Number of shares	Loan amount settled between 1 October 2003 and 30 Sept 2004 (rand)	Loan amount as at 30 Sept 2004 (rand)
G E Bortolan	323 784	–	–	–	–	–	–	323 784
N Cumming	224 850	–	–	–	–	–	–	224 850
T Evans	473 684	–	–	–	–	–	–	473 684
A S Lang	770 184	–	–	–	–	–	–	770 184
A M Marthinusen	274 317	–	–	–	–	–	–	274 317

Note: Share scheme loans must be repaid not later than ten (10) years from the date the option was originally granted.

Service contracts Indefinite term contracts based on a notice period of between six months and 12 months by either party have been signed by the following directors: Messrs G E Bortolan, N Cumming and A S Lang. The committee reviews the notice periods with effect from 1 October each year and has agreed to retain the notice periods at the levels outlined above for the year ending 30 September 2006. In the event of redundancy, the executives would be entitled to an additional capped payment equivalent to 60-weeks' pay in terms of the Nampak Limited redundancy policy.

On his appointment to chief financial officer with effect from 1 October 2005, Mr T N Jacobs signed an indefinite term contract based on a notice period of three months by either party.

Non-executive directors' remuneration Non-executive directors receive a fixed level of remuneration for their services based on their participation in board meetings and on other committees. The non-executive directors do not participate in incentive bonus schemes nor are they granted share options.

The chief executive officer recommends the non-executive director fee structures after obtaining input from external consultants regarding market trends and current pay practices. An increase to the board fee will be proposed in 2006 with a recommendation to retain the chairman's fee and other committee fees at current levels. The Committee reviews the recommendations before board and shareholder approval. Consideration is given to any changes in the levels of responsibility and complexity of the roles when reviewing fee recommendations.

The fees earned by non-executive directors for the financial period under review are outlined in table 5(a).

Table 5(a): Non-executive directors' remuneration 2005

	Notes	Directors' fees (rand)	Committee fees (rand)	Total 2005 (rand)
P L Campbell		90 000	100 000	190 000
B P Connellan*		90 000	125 000	215 000
T Evans	1	1 250 000	–	1 250 000
D A Hawton		90 000	40 000	130 000
M M Katz	2	90 000	90 000	180 000
K M Mokoape	3	90 000	22 000	112 000
M L Ndlovu		90 000	13 333	103 333
M H Visser	4	90 000	–	90 000
R A Williams		90 000	50 000	140 000
Total		**1 970 000**	**440 333**	**2 410 333**

**Resigned from the Nampak Limited board with effect from 28 September 2005.*

Note 1: *The fees for the chairman take into account that approximately 30% of time is spent on Nampak Limited business. Mr Evans continues to participate in the share purchase scheme for options that were exercised prior to his retirement and the value of the low interest rate loan for the financial year was R15 262. He also participated in deferred compensation plans whilst holding an executive position and received the maturity proceeds of R90 592 this financial year.*

Note 2: *Fees paid to Edward Nathan (Pty) Limited.*

Note 3: *Committee fees are paid for participation in the Corporate Social Investment Committee.*

Note 4: *Fees paid to M & I Group Services (Pty) Limited.*

Table 5(b): Non-executive directors' remuneration 2004

	Notes	Directors' fees (rand)	Committee fees (rand)	Total 2004 (rand)
P L Campbell		90 000	100 000	190 000
B P Connellan		90 000	125 000	215 000
T Evans	1	1 750 000	–	1 750 000
D A Hawton		90 000	40 000	130 000
M M Katz	2	90 000	90 000	180 000
K M Mokoape	3	90 000	22 000	112 000
M L Ndlovu	4	90 000	13 300	103 300
M H Visser	5	90 000	–	90 000
R A Williams		90 000	50 000	140 000

Note 1: Fees as chairman spending approximately 50% of his time on company matters.This time will reduce to between 30 to 35% for the financial year ending 30 September 2005. Mr Evans continues to participate in the share purchase scheme for options that were exercised prior to his retirement and the value of the low interest rate loan for the financial year was R44 921.

Note 2: Fees paid to Edward Nathan (Pty) Limited.

Note 3: Committee fees are paid for participation in the Corporate Social Investment Committee.

Note 4: Appointed to the Remuneration and Nominations Committee with effect from 23 September 2004.

Note 5: Fees paid to M & I Group Services (Pty) Limited.

Annual Financial Statements

FINANCIAL STATEMENTS

Certificate by Company Secretary

I certify that the company has lodged with the Registrar of Companies all such returns as are required of a public company in terms of the Companies Act 61 of 1973 and that all such returns are true, correct and up to date.

N P O'Brien
Company secretary

23 November 2005

Approval by the Directors

TO THE MEMBERS OF NAMPAK LIMITED

The directors of the company are responsible for the preparation and integrity of the annual financial statements and related financial information included in this report. The financial statements have been prepared in accordance with South African Statements of Generally Accepted Accounting Practice, and incorporate full and responsible disclosure in line with the accounting philosophy of the group.

An audit committee, consisting of non-executive directors, meets periodically with the company's external auditors and executive management to discuss accounting, auditing, internal control and financial reporting matters.

The external auditors have unrestricted access to the audit committee.

These financial statements have been approved by the board of directors and are signed on its behalf by:

T Evans
Chairman

G E Bortolan
Chief executive officer

Sandton
23 November 2005

TO THE MEMBERS OF NAMPAK LIMITED

We have audited the annual financial statements and group annual financial statements set out on pages 92 to 154 for the year ended 30 September 2005. These financial statements are the responsibility of the company's directors. Our responsibility is to express an opinion on these financial statements based on our audit.

SCOPE

We conducted our audit in accordance with statements of South African Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material mis-statement. An audit includes:

- examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements;
- assessing the accounting principles used and significant estimates made by management; and
- evaluating the overall financial statement presentation.

We believe that our audit provides a reasonable basis for our opinion.

AUDIT OPINION

In our opinion, these financial statements fairly present, in all material respects, the financial position of the company and the group at 30 September 2005 and the results of their operations and cash flows for the year then ended in accordance with South African Statements of Generally Accepted Accounting Practice, and in the manner required by the Companies Act in South Africa.

Deloitte & Touche

Deloitte & Touche
Registered Accountants and Auditors
Chartered Accountants (SA)

Sandton
23 November 2005

NATURE OF BUSINESS

Nampak Limited is listed on the JSE Limited in the Business Support Services sector. It is the largest and most diversified packaging manufacturer in Africa with operations in the United Kingdom and Europe. It produces packaging products from metal, paper, plastic and glass, and is a major manufacturer and distributor of tissue products. The group operates from manufacturing sites in South Africa, Kenya, Malawi, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Zambia, Zimbabwe, Belgium, France, Germany, Ireland, Italy, Luxembourg, the Netherlands and the United Kingdom. The group is actively engaged in the collection and recycling of all forms of used packaging. Nampak also exports to many countries.

REVIEW OF OPERATIONS AND RESULTS

The performance of the divisions and the group's results are comprehensively reviewed on pages 11 to 35 and 98 to 154.

BLACK ECONOMIC EMPOWERMENT

It was announced on the Stock Exchange News Service ("SENS") on 18 August 2005 and published in the media on 19 August 2005 that the company had reached agreement to conclude a 10% Black Economic Empowerment ("BEE") transaction in terms of which, approximately:

- 5% of the issued share capital would be owned by Nampak employees in South Africa; and
- 5% would be owned by BEE groups comprising a broad base of black shareholders.

The company considered it essential to include its employees as participants in the BEE transaction in order to broaden the beneficiary base.

A general meeting of shareholders was held on 29 September 2005 at which special and ordinary resolutions were passed by the requisite majority of shareholders to approve and implement the BEE transaction which took place on 30 September 2005.

The BEE transaction has been structured as follows:

- The Nampak Employees Share Trust ("NEST") has been created for the benefit of all of the company's permanent employees in South Africa who are not beneficiaries of the company's existing share option scheme and did not participate elsewhere as beneficiaries of the BEE transaction. Approximately 10 200 permanent employees in South Africa will each receive approximately 550 ordinary shares with a value of approximately R8 322 based on a share price of R15.13 per share.
- The Black Management Trust ("BMT") has been created for the benefit of the company's black permanent employees in South Africa who are classified by the company as management. The trust will initially benefit approximately 480 employees, but the number of beneficiaries is expected to increase over time. The company has provided a founding grant of R414 095 920 to the BMT which enabled it to purchase 27 369 195 ordinary shares. The Remuneration and Nominations Committee will decide on the share allocation to employees.
- A special purpose vehicle, Red Coral Investments 23 (Pty) Limited ("Red Coral"), was formed for the benefit of third-party BEE companies, broad-based BEE groups and existing Nampak black non-executive directors.

13 434 214 preferred ordinary shares of 5 cents each were issued to Red Coral at par and a further 18 422 981 preferred ordinary shares of 5 cents each were issued to Red Coral at R15.13 per share. These preferred ordinary shares will pay a cumulative fixed semi-annual distribution of 50 cents per share but will, in all other respects including voting rights, rank *pari passu* with the ordinary shares. At the end of approximately five years, the preferred ordinary shares will convert into ordinary shares.

Nampak's BEE partners, other than its employees, are as follows:

Aka Packaging (Pty) Limited;

Nampak's two non-executive black directors, namely Messrs K M Mokoape and M L Ndlovu;

Chemical, Energy, Paper, Printing, Wood and Allied Workers Union ("CEPPWAWU");

South African Typographical Union ("SATU"); and

NAWA (Pty) Limited or National African Women's Alliance.

SCHEME OF ARRANGEMENT

In order to mitigate the dilutive effects of the BEE transaction, the company and a subsidiary repurchased 10% of its issued ordinary share capital, comprising 63 633 855 ordinary shares of 5 cents each, on 31 October 2005 for a total consideration of R962 780 226 in terms of a scheme of arrangement proposed by the company between Nampak Products Limited and the company's shareholders other than the NEST, the BMT and Red Coral ("the excluded shareholders") and approved at a general meeting held on 29 September 2005.

INVESTMENT ACTIVITIES

The Short Run plastics business in Europe, formerly owned by Nampak Plastics Europe Limited, which had been underperforming in a highly competitive market, was sold on 30 October 2004 to RPC Group plc for £21 million. The Woburn Sands property in the UK was sold in January 2005 for £40 million, of which £20 million has been received and the balance will be paid in equal instalments in January 2006 and January 2007.

Effective 1 March 2005, Nampak Products Limited sold its Paper Merchants division, Peters Papers, to a consortium comprising a private equity fund, a black empowered investment company and management at Peters Papers for a consideration of R220 million.

A share repurchase programme commenced on 2 February 2005 to acquire up to 5% of the company's issued ordinary shares. By 24 August 2005, a total of 9 475 425 ordinary shares, representing 1.48% of the issued ordinary shares in issue at the time, had been purchased by Nampak Products as treasury shares for a consideration of R152 million. On 24 August 2005, the said shares were transferred to Nampak Limited for a consideration of R148.8 million, and then cancelled and restored as authorised share capital. This was done to allow for the above-mentioned scheme of arrangement in terms of section 311 of the Companies Act.

EVENTS SUBSEQUENT TO 30 SEPTEMBER 2005

An announcement was made on SENS on 3 October 2005 that Nampak had reached an agreement in principle whereby Wiegand-Glas of Germany would acquire 50% of the issued share capital in Nampak Glass (Pty) Limited for €18 million. Wiegand-Glas, whose history dates back to 1593, operates two glass plants in Germany with an annual capacity of 500 000 tons. The transaction was completed, effective from 1 October 2005. Nampak Glass (Pty) Limited has since changed its name to Nampak Wiegand Glass (Pty) Limited.

Nampak Products Limited sold its Tufbag business on 1 November 2005 for a consideration of R9 million.

SHARE CAPITAL

Details of the authorised and issued share capital are given in note 13 to the financial statements.

At a general meeting of holders of ordinary shares held on 29 September 2005, shareholders passed a special resolution whereby the authorised share capital of the company was increased by R3 842 865 by the creation of 45 000 000 ordinary shares of 5 cents each, the creation of 31 857 200 preferred ordinary shares of 5 cents each and the creation of 100 redeemable preference shares of 5 cents each.

The reason for increasing the authorised share capital of the company was to facilitate the issue of an appropriate number of ordinary and preferred ordinary shares to the NEST, the BMT and Red Coral in terms of the company's BEE transaction referred to above.

During the year the issued ordinary share capital was increased as follows:

	Ordinary shares of 5 cents each
Issued at 30 September 2004	641 574 291
Repurchase and cancellation of ordinary shares in terms of the implementation of a share repurchase programme	(9 475 425)
Ordinary shares allotted to employees other than directors in terms of the Nampak 1985 Share Option Scheme ("the Option Scheme")	3 958 866
Ordinary shares allotted to directors in terms of the Option Scheme	276 900
Ordinary shares allotted to the NEST	5 610 000
Ordinary shares allotted to the BMT	27 369 195
Issued at 30 September 2005	669 313 827

In terms of the BEE initiative, 31 857 195 preferred ordinary shares of 5 cents each were allotted to Red Coral.

There were no changes to the issued 6.5% and 6% preference shares.

SHARE OPTION SCHEME

In terms of the Option Scheme, employees may elect to receive loans from the Nampak 1979 Share Purchase Scheme ("the Purchase Scheme") to finance the exercise of share options.

A total of 4 235 766 ordinary shares of 5 cents each were allotted during the year consequent upon the exercise of share options.

The relevant particulars of the schemes are set out below:

	Ordinary shares	
	2005	2004
Unallocated shares set aside for utilisation at the commencement of the financial year	**31 335 730**	9 666 080
Additional shares set aside by shareholders at the annual general meeting held on 28 January 2004	**–**	10 425 000
Shares in respect of which options were granted	**(1 770 000)**	(3 780 000)
Options forfeited as a result of resignations	**1 823 300**	778 300
Options exercised by retired and former employees	**13 173 400**	14 246 350
Available for utilisation at the end of the financial year	**44 562 430**	31 335 730
Status of schemes at the end of the financial year		
– Purchase Scheme		
Shares held for participants	**–**	405 600
Number of participants	**–**	35
Shares held by the Nampak 1979 Share Purchase Trust	**57 000**	57 000
– Option Scheme		
Shares in respect of which options are outstanding:		
These are exercisable over periods between 1 October 2005 and 1 December 2014 at varying option prices, the weighted average price of which is 1 166 cents:		
Directors	**4 700 300**	5 160 000
Other employees and retirees	**10 763 034**	14 592 400
Total	**15 463 334**	19 752 400
Number of participants	**173**	281

The approval of shareholders will be sought at the forthcoming annual general meeting for:

- the allotment and issue of shares to directors in respect of options granted to them during the financial year ended 30 September 2005 as and when the options are exercised; and
- the adoption of two new incentive schemes, namely the Nampak Limited Performance Share Plan and the Nampak Limited Share Appreciation Plan. The Remuneration and Nominations Committee proposes to close the Option Scheme for future allocations. Please refer to the Annexure to the Notice of the Annual General Meeting.

DIVIDENDS

Details of dividends dealt with in the financial statements are shown below:

Class of share	Dividend number	Cents per share	Declaration date	Last day to trade	Payment date
6% cumulative preference	72	6.00	10/12/2004	28/01/2005	07/02/2005
	73	6.00	15/06/2005	15/07/2005	25/07/2005
6.5% cumulative preference	72	6.50	10/12/2004	28/01/2005	07/02/2005
	73	6.50	15/06/2005	15/07/2005	25/07/2005
Ordinary	73	27.0	26/05/2005	01/07/2005	11/07/2005
	74	56.6	23/11/2005	06/01/2006	16/01/2006

The important dates pertaining to final dividend number 74 are as follows:

Last day to trade ordinary shares "*cum*" dividend	Friday 6 January 2006
Ordinary shares trade "ex" dividend	Monday 9 January 2006
Record date	Friday 13 January 2006
Payment date	Monday 16 January 2006

Ordinary share certificates may not be dematerialised or rematerialised between Monday 9 January 2006 and Friday 13 January 2006, both days inclusive.

DIRECTORS AND SECRETARY

The names of the directors and secretary are set out on pages 4, 5 and 155 of the annual report.

Mr R P Becker resigned as chief financial officer of the company, effective 31 May 2005 and Mr T N Jacobs was appointed acting chief financial officer in his stead. Effective 1 October 2005, Mr Jacobs was appointed chief financial officer.

Mr A M Marthinusen elected to take early retirement and he resigned from the board on 31 July 2005. Mr B P Connellan, a non-executive director and a former chairman of the company, resigned from the board on 28 September 2005.

Pursuant to the company's BEE transaction, Mr R J Khoza was appointed a non-executive director of the company on 1 October 2005.

In terms of the company's articles of association, Messrs Jacobs and Khoza, who were appointed to the board on 1 October 2005, retire and offer themselves for election at the forthcoming annual general meeting. Mr Jacobs has an indefinite period service contract with a notice period of three months.

Messrs Campbell, Cumming and Visser retire by rotation in terms of the company's articles of association but, being eligible, offer themselves for re-election at the forthcoming annual general meeting.

Messrs Campbell and Visser do not have service contracts as non-executive directors. Mr Cumming has an indefinite period service contract with a notice period of six months.

INTERESTS OF DIRECTORS

The total direct and indirect beneficial and non-beneficial interests of the directors of Nampak Limited in the issued share capital of the company as at 30 September 2005 are shown below:

	Ordinary shares		Options to purchase ordinary shares*			
	2005	2004	**2005**	Option prices (cents)	Date of grant	2004
Beneficial interests						
Executive						
R P Becker**	**–**	–	**–**	1 280	31/01/03	382 800
			–	1 234	27/11/03	140 000
G E Bortolan	**66 000**	87 600	**–**	1 500	22/03/95	43 400
			59 200	1 060	30/07/98	59 200
			60 000	745	31/08/98	60 000
			215 000	1 050	01/12/00	215 000
			400 000	1 060	14/12/01	400 000
			200 000	1 326	25/07/02	200 000
			300 000	1 234	27/11/03	300 000
			190 000	1 495	01/12/04	–
N Cumming	**–**	116 500	**–**	1 500	22/03/95	30 000
			44 400	1 060	30/07/98	44 400
			37 500	745	31/08/98	37 500
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			80 000	1 326	25/07/02	80 000
			180 000	1 234	27/11/03	180 000
			100 000	1 495	01/12/04	–
A S Lang	**53 300**	159 100	**–**	1 500	22/03/95	43 400
			59 200	1 060	30/07/98	59 200
			100 000	1 050	01/12/00	100 000
			250 000	1 060	14/12/01	250 000
			80 000	1 326	25/07/02	80 000
			50 000	1 234	27/11/03	50 000
			40 000	1 495	01/12/04	–
A M Marthinusen**	**–**	90 700	**–**	1 500	22/03/95	36 700
			–	1 060	30/07/98	51 800
			–	745	31/08/98	37 500
			–	1 050	01/12/00	100 000
			–	1 060	14/12/01	250 000
			–	1 326	25/07/02	60 000

	Ordinary shares		Options to purchase ordinary shares*			
	2005	2004	**2005**	Option prices (cents)	Date of grant	2004
Non-executive						
P L Campbell	**23 200**	23 200	**–**	1 500	22/03/95	50 000
B P Connellan**	**44 235**	44 235	**–**	–	–	–
T Evans	**195 000**	226 600	**–**	1 500	22/03/95	63 400
			133 200	1 060	30/07/98	133 200
			172 500	745	31/08/98	172 500
			250 000	1 050	01/12/00	250 000
			66 800	1 060	14/12/01	66 800
			433 200	1 060	23/01/02	433 200
			241 800	1 326	25/07/02	241 800
			108 200	1 280	31/01/03	108 200
D A Hawton	**3 000**	3 000	**–**	–	–	–
M M Katz	**–**	–	**–**	–	–	–
K M Mokoape	**–**	–	**–**	–	–	–
M L Ndlovu	**–**	–	**–**	–	–	–
M H Visser	**–**	–	**–**	–	–	–
R A Williams	**170 997**	170 997	**–**	–	–	–
Non-beneficial interests	**11**	14				

**In terms of the Option Scheme.*

***Mr R P Becker resigned as a director on 31 May 2005, Mr A M Marthinusen retired as a director on 31 July 2005 and Mr B P Connellan resigned as a non-executive director on 28 September 2005.*

SPECIAL RESOLUTIONS

The following special resolution was passed by a subsidiary company during the year under review:

Metal Box South Africa Limited

Special resolution to amend the articles of association.

RETIREMENT FUNDS

Details of retirement funds are reflected in note 2 to the financial statements.

Group Balance Sheet

as at 30 September

	Notes	2005 R million	2004 R million (restated)
ASSETS			
Non-current assets			
Property, plant and equipment	6	**3 941.1**	4 228.1
Goodwill	7	**712.1**	997.8
Negative goodwill	7	**–**	(62.2)
Intangible assets	7	**347.8**	304.8
Non-current financial assets	8	**164.2**	43.6
Investment in associate	10	**0.9**	–
Long-term retirement benefit surplus	2	**–**	107.1
Deferred tax assets	18	**10.6**	11.4
		5 176.7	5 630.6
Current assets			
Inventories	11	**2 049.9**	2 055.9
Trade and other receivables	12	**2 516.2**	2 688.2
Tax assets		**60.7**	111.4
Bank balances, deposits and cash		**632.7**	699.5
		5 259.5	5 555.0
Total assets		**10 436.2**	11 185.6
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	13	**36.0**	33.1
Share premium	13	**2 596.7**	2 009.8
Treasury shares	13	**(705.1)**	(0.5)
Non-distributable reserves	14	**(593.0)**	(249.6)
Accumulated profits	15	**3 901.0**	3 590.3
		5 235.6	5 383.1
Minority interest		**29.4**	32.8
Non-current liabilities			
Interest-bearing debt	16	**929.7**	1 091.5
Long-term retirement benefit obligation	2	**252.3**	269.0
Fixed escalation operating lease accrual	17	**23.4**	23.6
Deferred tax liabilities	18	**508.2**	410.0
		1 713.6	1 794.1
Current liabilities			
Trade and other payables	19	**2 861.9**	2 830.2
Interest-bearing debt	16	**281.0**	752.9
Provisions	20	**118.3**	108.7
Tax liabilities		**196.4**	283.8
		3 457.6	3 975.6
Total equity and liabilities		**10 436.2**	11 185.6

Group Income Statement

for the year ended 30 September

	Notes	2005 R million	2004 R million (restated)
Revenue	21	**15 583.1**	17 494.6
Raw materials		**7 612.9**	8 508.1
Employee costs		**3 183.6**	3 613.7
Depreciation and other amortisation expenses		**701.3**	800.9
Other operating expenses		**2 997.9**	3 138.5
Other operating income		**220.2**	128.7
Profit before abnormal items	22	**1 307.6**	1 562.1
Net abnormal profit	23	**48.2**	70.5
Profit on disposal of discontinued operations		**–**	213.2
Other abnormal items		**48.2**	(142.7)
Profit from operations		**1 355.8**	1 632.6
Finance costs	24	**(200.6)**	(217.7)
Finance income	24	**97.0**	68.7
Income from investments	25	**33.8**	15.6
Share of losses in associate	10	**(2.4)**	–
Profit before tax		**1 283.6**	1 499.2
Income tax	26	**498.4**	521.7
Profit after tax		**785.2**	977.5
Minority interest		**4.1**	10.4
Net profit for the year		**781.1**	967.1
Basic earnings per share (cents)	27	**122.4**	150.9
Fully diluted earnings per share (cents)	27	**121.6**	150.0
Headline earnings per share (cents)	27	**119.2**	146.1
Fully diluted headline earnings per share (cents)	27	**118.4**	145.3
Dividends per share (cents)	28	**83.6**	83.6

Group Statement of Changes in Equity

for the year ended 30 September

	Notes	2005 R million	2004 R million (restated)
Equity at beginning of year		**5 383.1**	4 855.1
Changes in accounting policies and prior year restatement	4	**(82.4)**	(16.5)
Changes in capital		**589.8**	9.2
Share capital – share option scheme		**0.2**	0.1
– new issue		**3.2**	–
– shares cancelled		**(0.5)**	–
Share premium – share option scheme		**50.9**	9.1
– new issue net of share issue expenses		**684.3**	–
– cancellation of share premium on shares cancelled		**(148.3)**	–
Changes in treasury shares		**(704.6)**	(0.5)
Consolidation of shares held by share purchase trust		**–**	(0.5)
Consolidation of shares held by the Black Management Trust		**(414.1)**	–
Consolidation of shares held by Red Coral Investments 23 (Proprietary) Limited		**(290.5)**	–
Changes in non-distributable reserves		**(193.0)**	45.3
Decrease in foreign currency translation reserve		**(108.5)**	(41.8)
Hyper-inflation capital adjustment		**(87.7)**	88.7
Financial instruments – hedging		**1.4**	(1.6)
Share of non-distributable reserves in associate		**1.8**	–
Changes in accumulated profits		**242.7**	490.5
Net profit for the year		**781.1**	967.1
Ordinary shares – dividends	28	**(535.1)**	(476.5)
Preference shares – dividends	28	**(0.1)**	(0.1)
Share buy-back		**(3.2)**	–
Equity at end of year		**5 235.6**	5 383.1

Group Cash Flow Statement

for the year ended 30 September

	Notes	**2005 R million**	2004 R million (restated)
Cash flows from operating activities			
Cash generated from operations	33.1	**2 013.4**	2 130.2
Income from investments		**33.8**	15.6
Interest received		**97.0**	68.7
Interest paid		**(193.5)**	(217.7)
Tax paid		**(424.3)**	(645.1)
Retirement benefit contributions and settlements		**(81.7)**	(88.4)
Replacement capital expenditure		**(347.8)**	(394.4)
Cash flow from operations		**1 096.9**	868.9
Dividends paid		**(536.1)**	(477.3)
Net cash inflow from operating activities		**560.8**	391.6
Cash flows from investing activities			
Expansion capital expenditure		**(385.9)**	(601.2)
Intangible assets capitalised		**(100.1)**	(49.6)
Acquisition of businesses	33.2	**(79.5)**	(87.6)
Disposal of business	33.3	**401.6**	476.0
Increase in investment in subsidiaries		**–**	(0.9)
Proceeds on realisation of investments		**–**	39.7
Increase in non-current financial assets and investments		**(2.3)**	–
Proceeds on the sale of property, plant and equipment		**334.7**	61.7
Net cash inflow/(outflow) from investing activities		**168.5**	(161.9)
Cash flows from financing activities			
Interest-bearing debt raised		**326.7**	717.0
Interest-bearing debt repaid		**(515.1)**	(1 003.9)
Share buy-back		**(152.0)**	–
Capital proceeds from issue of shares (net of share issue expenses)		**34.0**	9.2
Net cash outflow from financing activities		**(306.4)**	(277.7)
Net increase/(decrease) in cash and cash equivalents		**422.9**	(48.0)
Cash and cash equivalents at beginning of year		**(28.3)**	17.2
Translation of cash in foreign subsidiaries		**(19.0)**	2.5
Cash and cash equivalents at end of year	33.4	**375.6**	(28.3)

1. BASIS OF PREPARATION

These financial statements are presented in South African rand, being the currency in which the majority of the group's transactions are denominated. The financial statements have been prepared under the historic cost convention, as modified by the revaluation of certain trading assets and liabilities to fair value and certain long-term assets which have been written down to recognise permanent diminutions in value.

These financial statements have been prepared in conformity with South African Statements of Generally Accepted Accounting Practice. The principal accounting policies adopted are set out below. The principal accounting policies of the group have been applied consistently with the previous year, except for the changes set out in note 4 to the financial statements.

2. BASIS OF CONSOLIDATION

The consolidated financial statements include the assets, liabilities, results and cash flow information of the company and its subsidiaries. The results of subsidiaries, associate companies and joint ventures are included in the consolidated financial statements from the effective dates of acquisition until the effective date of disposal.

The consolidated financial statements also include the assets, liabilities, results and cash flow information of special purpose entities where it can be demonstrated that the group controls the entity. The results of special purpose entities are included in the consolidated financial statements from the date control is effected until the date such control is relinquished.

All intercompany transactions, balances and unrealised surpluses and deficits on transactions between group companies have been eliminated.

3. BUSINESS COMBINATIONS

Subsidiary companies are those companies in which the group has an interest of more than one half of the voting rights or otherwise has the power to exercise control.

Where necessary, adjustments are made to the financial statements of subsidiary companies to bring their accounting policies into line with those of the group.

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of the exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS3 (AC140) are recognised at their fair values at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business combination, the excess is recognised immediately in profit or loss.

This represents a change in accounting policy in the current year. Previously, the group released negative goodwill to income over a number of accounting periods, based on an analysis of the circumstances from which the balance resulted. Negative goodwill was reported as a deduction from assets in the balance sheet. In accordance with the transitional rules of IFRS3 (AC140), the carrying amount of negative goodwill at 1 October 2004 has been derecognised, and has resulted in an adjustment to opening accumulated profits. Prior year amounts were not restated.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

4. ASSOCIATE COMPANIES

Associate companies are those companies in which the group holds a long-term equity interest and is in a position to exercise significant influence, but not control, through participation in the financial and operating policy decisions of the investee. The results of associate companies are incorporated in the consolidated financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any decline, other than a temporary decline, in the value of individual investments.

Where the group transacts with an associate, unrealised profits and losses are eliminated to the extent of the group's interest in the associate, except where unrealised losses provide evidence of an impairment of the asset transferred.

5. JOINT VENTURES

A joint venture is a contractual arrangement whereby the group and outside parties undertake an economic activity, which is subject to joint control.

Joint venture arrangements undertaken in a separate entity are referred to as jointly controlled entities. The group reports its interests in jointly controlled entities using proportionate consolidation, in terms of which the group's share of the assets, liabilities, results and cash flow information of jointly controlled entities are included in the consolidated financial statements on a line-by-line basis.

Where the group transacts with its jointly controlled entities, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture, except where unrealised losses provide evidence of an impairment of the asset transferred.

6. FOREIGN CURRENCIES

The individual financial statements of each group entity is presented in the currency of the primary economic environment in which the entity operates (its functional currency). For the purpose of the consolidated financial statements, the results and financial position of each entity are expressed in South African rand, which is the functional currency of the group, and the presentation currency for the consolidated financial statements.

In preparing the financial statements of the individual entities, transactions in currencies, other than the entity's functional currency (foreign currencies), are recorded at the rates of exchange prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are translated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not restated.

Exchange differences arising on the settlement of monetary items and on the translation of monetary items, are included in the profit or loss for the period. Exchange differences arising on the translation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognised directly in equity. For such non-monetary items, any exchange component of that gain or loss is also recognised directly in equity.

In order to hedge its exposure to certain foreign exchange risks, the group enters into derivative financial instruments. Further details are provided in the accounting policy relating to financial instruments.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the group's foreign operations (including comparatives) are expressed in South African rand using exchange rates prevailing on the balance sheet. Income and expense items (including comparatives) are translated at the average exchange rates for the period. Equity is translated at the rate ruling on the date of acquisition. Exchange differences arising are classified as equity and transferred to the foreign currency translation reserve. Such translation differences are recognised in profit or loss in the period in which the operation is disposed of.

The financial statements of foreign operations that report in the currency of a hyperinflationary economy are restated for the decrease in general purchasing power of the currency at the balance sheet date before they are translated into South African rand.

Goodwill and fair value adjustments arising on the acquisition of foreign operations are treated as assets and liabilities of the foreign operation and translated at the closing rate.

This represents a change in accounting policy in the current year. Previously, goodwill was translated at the exchange rate ruling on the date of acquisition. Goodwill previously denominated in rand that relates to acquisitions whose functional currency are not rand denominated has been restated to these respective functional currencies and translated at the closing rate. In accordance with the transitional rules in IAS21, the group has adopted this change prospectively, and an adjustment was made against opening accumulated profits. Prior year amounts were not restated.

7. DISCONTINUING OPERATIONS

Discontinuing operations are significant, distinguishable components of the group that have been sold or are being considered under a formal plan for disposal or discontinuance. Financial information on discontinuing operations is disclosed separately from continuing operations and comparative information is restated.

8. GOODWILL

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognised at the date of the acquisition. Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

This represents a change in accounting policy in the current year. Previously, the group carried goodwill in its balance sheet at cost less accumulated amortisation and accumulated amortisation losses. Amortisation was charged over the estimated useful life of the goodwill, subject to a maximum of twenty years. The group has discontinued amortising goodwill, and the carrying amount of accumulated amortisation was set off against the cost of goodwill. Prior year amounts were not restated.

For the purposes of impairment testing, goodwill is allocated to each of the group's cash-generating units expected to benefit from the synergies of the combination. Cash-generating units to which goodwill is allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata of the basis of the carrying amount of each asset in the unit. Impairment losses are not reversed in subsequent periods.

This represents a change in accounting policy in the current year. Previously, goodwill was tested for impairment on a total acquisition basis.

On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

9. INTANGIBLES

Acquired intangible assets, including trademarks, are capitalised and amortised on a straight-line basis over their estimated useful economic life, not exceeding twenty years.

10. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are accounted for at cost less accumulated depreciation. All direct costs, including finance costs relating to major capital projects, are capitalised up to the date of commissioning. Where the recoverable amount of an asset has declined below its carrying amount, the carrying amount is reduced to reflect this decline in value.

Depreciation is charged so as to write off the cost or valuation of assets, other than freehold land, over their estimated useful economic lives, using the straight-line method. Depreciation is not provided in respect of freehold land.

Assets held under finance leases are depreciated over the lesser of expected useful life or the term of the lease.

The rates of depreciation used are:

Freehold buildings	30 years
Leasehold buildings	Lease term
Plant and equipment	3 to 15 years
Furniture and equipment	4 to 15 years
Motor vehicles	4 to 5 years

11. INVESTMENT PROPERTY

Investment property, which is property held to earn rentals and/or for capital appreciation, is stated at cost less accumulated depreciation and any accumulated impairment losses.

12. IMPAIRMENTS

On an annual basis, the group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised immediately in profit or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses (except for goodwill), the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised immediately in the income statement, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.

13. INVESTMENTS

Listed and unlisted investments, other than subsidiary, associate companies and jointly controlled entities, are classified as available for sale.

Listed and unlisted investments are initially measured at cost including transaction cost, and are subsequently measured at fair value. Fair value adjustments are recognised in the income statement. If fair value cannot be reliably measured, the investment is carried at cost, subject to an impairment review at each balance sheet date.

Loans and advances receivable with a fixed maturity are initially measured at cost, including transaction costs. They are subsequently measured at amortised cost using the effective interest rate method. Loans and advances receivable that do not have a fixed maturity are measured at cost.

14. INVENTORIES

Inventories are stated at the lower of cost and net realisable value, after making allowance for slow-moving and redundant items. Cost comprises direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the first-in, first-out method. Net realisable value represents the estimated selling price less all estimated costs to completion and costs to be incurred in marketing, selling and distribution.

15. RETIREMENT BENEFITS

The group operates a number of defined contribution and defined benefit funds in compliance with respective local legislation. The assets of the funds are held separately from those of the group and are administered either by trustees, which include elected employee representatives, or in some cases by independent experts.

Defined benefit funds are actuarially valued at the balance sheet date, using methods appropriate to the underlying fund. Actuarial gains and losses are amortised over the expected average remaining working lives of participating employees, using the corridor approach. Where any deficit is identified it is funded by the group entity concerned by way of increased future contributions or by the payment of an actuarially determined lump sum. Surpluses are only recognised where it is certain economic benefits will flow to the group. Past service costs are recognised immediately to the extent the benefits are vested, otherwise they are expensed on a straight-line basis over the average period that the benefits become vested. Statutory valuations are performed at intervals of not more than three years.

Certain operations in African and European countries do not provide for retirement benefits through a formal statutory funding process. These operations provide for employee benefits in terms of their constructive obligation to do so. Such obligations are provided for in full in the year in which the obligation arises and expensed through the income statement.

Payments to defined contribution funds are expensed as incurred.

16. POST-RETIREMENT MEDICAL BENEFITS

The group policy is not to provide post-retirement medical benefits for employees who joined the company after 1 June 1996. The obligation in respect of pensioner and future post-retirement medical benefits to persons employed before the change in policy is treated as a defined benefit plan.

17. EQUITY AND EQUITY-RELATED COMPENSATION BENEFITS

The Nampak Share Option Scheme allows certain group employees the option to acquire shares in Nampak Limited over a prescribed period. The exercise price of these options equals the market price of the underlying shares on the trading day immediately preceding the granting of the option. Consequently, no compensation cost or obligation is recognised. When the options are exercised, share capital is increased by the proceeds received less directly attributable issue costs.

18. TAXATION

The charge for the year is based on the results for the year as adjusted for items, which are non-deductible or non-taxable. It is calculated using tax rates that have been enacted or substantially enacted by the balance sheet date.

Deferred taxation is provided for using the balance sheet liability method. A deferred tax liability is recognised for all taxable temporary differences. A deferred tax asset is recognised to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary differences arise from goodwill or from the initial recognition of other assets and liabilities, which affects neither the tax profit nor the accounting profit at the time of the transaction.

Deferred tax liabilities are recognised for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or the liability settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also recognised directly in equity.

19. FINANCIAL INSTRUMENTS

Financial assets and financial liabilities are recognised on the group's balance sheet when the group has become a party to contractual provisions of the instrument.

Trade and other receivables are stated at their nominal value, reduced by appropriate allowances for estimated irrecoverable amounts.

Trade and other payables are stated at cost.

Cash and cash equivalents are stated at cost that is deemed to be fair value. For financial statements purposes bank overdrafts are offset against cash and cash equivalents.

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption, are accounted for on an accrual basis and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Equity instruments are recorded at the proceeds received, net of direct issue costs.

The group uses derivative financial instruments, primarily foreign currency forward contracts and commodity futures, to hedge its risks associated with foreign currency and market fluctuations relating to certain firm commitments and forecast transactions. The fair value of these derivatives is recorded and remeasured at each reporting date.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows relating to firm commitments and forecasted transactions are recognised directly in equity. If the hedged firm commitment or forecasted transaction results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the period.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Equity-linked instruments issued in the group's Black Economic Empowerment transaction have been accounted for in terms of AC125 Financial Instruments: Disclosure and AC133 – Financial Instruments: Recognition and Measurement.

20. PROVISIONS

Provisions are raised when a present legal or constructive obligation exists as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

21. OFFSET

Financial assets and liabilities are offset and disclosed on a net basis in the consolidated balance sheet when there is legal right to set off and there is either an intention to settle on a net basis or to realise the asset and settle the liability simultaneously.

22. REVENUE RECOGNITION

Sales of goods are recognised when goods are delivered or title has passed. Revenue comprises the net invoiced value of goods delivered and services rendered during the year and excludes value added tax.

Where group companies act as agents and are remunerated on a commission basis, only the commission income, not the value of business handled, is recognised as revenue.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established, except in circumstances where severe restrictions impair the ability of the underlying operation from transferring funds to the group. In these circumstances, dividends are recognised on a cash receipt basis.

23. LEASES

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return to the group's net investment outstanding in respect of the leases.

Rental income from operating leases is recognised on a straight-line basis over the term of the relevant lease.

Assets held under finance leases are recognised as assets of the group at their fair value at the date of acquisition. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Finance costs, which represent the difference between the total leasing commitments and the fair value of the assets acquired, are charged to the income statement over the term of the relevant lease so as to produce a constant periodic rate of interest on the remaining balance of the obligations for each accounting period.

Rentals payable under operating leases are charged to income on a straight-line basis over the term of the relevant lease.

24. RESEARCH, DEVELOPMENT AND RELATED EXPENDITURE

Research costs are recognised as an expense in the period in which they are incurred.

Expenditure on development is charged to income in the period in which it is incurred, except where a clearly defined project is undertaken and it is reasonably anticipated that development costs will be recovered through future commercial activity. Such development costs are recognised as an intangible asset and amortised over the estimated useful economic life of the project from the date of commencement of the commercial operation, subject to a maximum of five years.

25. ABNORMAL ITEMS

Abnormal items are defined as items of income and expenditure, which do not arise from normal trading activities or are of such size, nature or incidence that their disclosure is relevant to explain the performance for the period.

26. BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

All other borrowing costs are recognised in the income statement in the period in which they are incurred.

27. SEGMENTAL REPORTING

For management purposes, the group is organised into business clusters on the basis of raw material input into the packaging. These clusters are the basis on which the group reports its primary segment information. The principal activities of the clusters are as follows:

Metals and glass – manufacture of beverage cans, food cans, aerosol cans, other metal packaging and glass bottles.

Paper – manufacture of corrugated boxes, folding cartons, toilet tissue and paper merchanting.

Plastics – manufacture of plastic bottles, crates and drums, checkout bags, tubs and tubes and a full range of flexible plastic products.

NamiTech – secure business solutions, smart cards and cheques.

Group services – head office activities, procurement, treasury and property rental.

In addition, the businesses are grouped by geographical location. The main geographic regions identified are South Africa, Rest of Africa and Europe. Geographic split is determined by location of the operating assets.

The basis of segmental allocation is determined as follows:

Revenue that can be directly attributed to a segment and the relevant portion of revenue that can be allocated on a reasonable basis to a segment, whether from sales to external customers or from transactions with other segments of the group.

Profit from operations that can be directly attributed to a segment and the relevant portion of the profit that can be allocated on a reasonable basis to a segment, including profit relating to sales to external customers and expenses relating to transactions with other segments of the group. Segment profits exclude expenses that arise at group level and relate to the group as a whole.

Operating assets are those assets that are employed by a segment in its operating activities and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Operating assets exclude investment in associates, tax assets, bank balances and cash and unlisted investments and loans.

Operating liabilities are those liabilities that result from the operating activities of a segment and that either are directly attributable to the segment or can be allocated to the segment on a reasonable basis. Operating liabilities exclude interest-bearing debt, tax liabilities and the long-term retirement benefit obligation.

28. COMPARATIVE FIGURES

Where necessary, comparative figures have been restated to conform with changes in presentation in the current year. Details of these restatements have been included in the relevent notes to the annual financial statements.

Comparative figures have been restated to show the effect of the restatement of operating leases on the straight-line basis over the lease term. Details of the restatement have been included in note 4 to the annual financial statements.

Note 1
FINANCIAL RISK MANAGEMENT

Treasury risk management

A Treasury Management Committee, reporting to the chief financial officer, is responsible for considering and managing the group's day-to-day financial market risks by adopting strategies within the guidelines set by the Audit Committee.

The group has adopted the Value at Risk methodology for evaluating financial market risks. The main risk areas the group is exposed to are interest rates, liquidity, currency and commodity prices.

Interest rate risk management

Interest rate risk is the possibility that the group may suffer financial loss if either a fluctuating interest rate or fixed interest rate position is entered into and interest rates move adversely. The group uses swaps, options, forward rate agreements and other standard market instruments to manage this risk. The risk profile of financial assets and liabilities at balance sheet date is detailed below:

	Floating rate liabilities R million	Fixed rate liabilities R million	Floating rate assets R million	Fixed rate assets R million	Net liability/ (asset) R million
South African rand	**200.1**	**288.0**	**(429.7)**	**–**	**58.4**
Pounds	**457.2**	**–**	**(49.5)**	**–**	**407.7**
Euros	**87.9**	**–**	**(6.5)**	**–**	**81.4**
US dollars	**15.7**	**–**	**(12.4)**	**–**	**3.3**
Other currencies	**37.5**	**42.5**	**(1.7)**	**–**	**78.3**
Total at 30 September 2005	**798.4**	**330.5**	**(499.8)**	**–**	**629.1**
South African rand	649.7	–	(68.9)	–	580.8
Pounds	807.1	–	(197.3)	–	609.8
Euros	168.0	–	(69.8)	–	98.2
US dollars	–	–	(18.4)	(22.4)	(40.8)
Other currencies	19.8	2.0	(15.5)	(23.2)	(16.9)
Total at 30 September 2004	1 644.6	2.0	(369.9)	(45.6)	1 231.1

Note 1

FINANCIAL RISK MANAGEMENT *(continued)*

Liquidity risk management

Liquidity risk is the possibility that the group may suffer financial loss through liquid funds not being available or that excessive finance costs must be paid to obtain funds to meet payment requirements. The group manages this risk through forecasting and monitoring cash flow requirements on a daily basis, and by maintaining sufficient undrawn facilities. Significant liquid resources were held at the year-end.

The group had the following undrawn facilities available at the balance sheet date:

	South Africa R million	Europe R million	Africa R million	Total R million
Expiry period at 30 September 2005				
One year	**2 135.0**	**–**	**205.4**	**2 340.4**
Two to five years	**–**	**553.8**	**–**	**553.8**
Total	**2 135.0**	**553.8**	**205.4**	**2 894.2**
Expiry period at 30 September 2004				
One year	1 320.0	–	93.8	1 413.8
Two to five years	–	592.2	–	592.2
Total	1 320.0	592.2	93.8	2 006.0

Currency risk management

Currency risk is the possibility that the group may suffer financial loss as a consequence of a depreciation in a measurement currency relative to a foreign currency prior to payment of a commitment in that foreign currency or of the measurement currency strengthening prior to receiving payment in that foreign currency. The group also has translation risk arising from the consolidation of foreign entities into South African rands.

The group uses swaps, options and other financial instruments, in particular forward contracts, to manage transactional currency risks. Specific translation risks are managed through the selective use of options and hedge positions. Net currency exposures and hedging positions are centrally controlled and managed for South African operations. The currency exposure of the group's European operations is centrally controlled and managed through the United Kingdom. Speculative positions are not permitted.

Note 1
FINANCIAL RISK MANAGEMENT *(continued)*

Currency risk management *(continued)*

All imports and exports are fully covered at balance sheet date. The values of open forward contracts entered into at 30 September are:

Imports	**Average contract rate**	**2005 R million**	2004 R million
US dollars	6.47	**198.0**	271.6
Euro	8.08	**134.8**	205.2
UK pounds	11.65	**4.7**	14.8
Other		**39.7**	41.0
Total		**377.2**	532.6
Exports			
US dollars	6.58	**23.1**	45.2
Euro		**–**	44.2
Other		**8.2**	2.1
Total		**31.3**	91.5

Currency conversion guide at 30 September	**2005**	2004
Income statement		
US dollars	**6.2430**	6.6080
Euro	**7.9271**	8.0360
UK pounds	**11.5308**	11.8394
Balance sheet		
US dollars	**6.3530**	6.4415
Euro	**7.6427**	7.9887
UK pounds	**11.2130**	11.6379

Commodity price risk management

Commodity price risk is the risk that the group may suffer financial loss when a fluctuating price contract obligation is entered into and commodity prices increase or when a fixed price agreement is entered into and commodity prices fall. The following open commodity positions were held at 30 September:

	2005 R million	2004 R million
Aluminium futures	**43.4**	37.9

The group uses derivative instruments, including forward agreements and futures, to hedge commodity price risk.

Note 1

FINANCIAL RISK MANAGEMENT *(continued)*

Credit risk management

Potential concentrations of credit risk consist principally of cash investments and trade debtors. The credit risk on liquid funds and derivative financial instruments is limited because the group's counterparties are with major banks of high standing.

Trade debtors comprise a large, widespread customer base. Ongoing credit evaluations on the financial condition of customers are performed and, where appropriate, credit guarantee insurance cover is purchased or provisions made.

The group does not consider there to be any significant concentration of credit risk which has not been insured or adequately provided for at the balance sheet date.

Fair value of financial instruments

The group's financial instruments consist mainly of investments, bank balances, deposits and cash, trade and other receivables, trade and other payables, interest bearing debt and derivative instruments.

The following methods and assumptions are used to estimate the fair value of each class of financial instrument:

Investments – the fair value of investments is based on quoted bid prices, or the present value of expected future cash flows discounted at market related interest rates.

Bank balances, deposits and cash – the carrying value approximates fair value due to the relatively short-term maturity of these financial assets.

Trade and other receivables – the fair value of receivables approximates the carrying value as market-related rates of interest are charged on outstanding balances.

Trade and other payables – the carrying value approximates fair value due to the relatively short-term maturity of these financial liabilities.

Interest-bearing debt – the fair value of long-term debt is based on discounted cash flows using the effective interest rate method. The carrying value of short-term debt approximates fair value due to the short period to maturity of these instruments.

Derivative instruments – the fair value of derivative instruments is based upon mark-to-market valuations.

Note 1
FINANCIAL RISK MANAGEMENT *(continued)*

The following fair value derivative instruments have been raised on the balance sheet:

	2005 R million	2004 R million
Interest rate swaps	–	0.8
Options	0.1	0.9
Forward exchange contracts	8.6	3.1
Commodity contracts	–	2.2
Total	8.7	7.0

Maturity profile of financial instruments

The maturity profile of financial assets and liabilities at 30 September 2005 were as follows:

At 30 September 2005	Notes	Carrying value R million	Current year R million	1 – 2 years R million	2 – 3 years R million	3 – 4 years R million	Over 4 years R million
Financial assets							
Non-current financial assets	8	164.2	–	108.5	3.3	3.3	49.1
Trade and other receivables	12	2 516.2	2 516.2	–	–	–	–
Bank balances, deposits and cash		632.7	632.7	–	–	–	–
Total		3 313.1	3 148.9	108.5	3.3	3.3	49.1
Financial liabilities							
Non-current interest-bearing debt	16	929.7	–	34.8	564.8	18.6	311.5
Trade and other payables	19	2 861.9	2 861.9	–	–	–	–
Current interest-bearing debt	16	281.0	281.0	–	–	–	–
Total		4 072.6	3 142.9	34.8	564.8	18.6	311.5
At 30 September 2004							
Financial assets							
Non-current financial assets	8	43.6	–	–	–	–	43.6
Trade and other receivables	12	2 688.2	2 688.2	–	–	–	–
Bank balances, deposits and cash		699.5	699.5	–	–	–	–
Total		3 431.3	3 387.7	–	–	–	43.6
Financial liabilities							
Non-current interest-bearing debt	16	1 091.5	–	646.5	10.8	5.9	428.3
Trade and other payables	19	2 830.2	2 830.2	–	–	–	–
Current interest-bearing debt	16	752.9	752.9	–	–	–	–
Total		4 674.6	3 583.1	646.5	10.8	5.9	428.3

Note 2

RETIREMENT BENEFIT INFORMATION

2.1 Defined contribution funds

Membership and costs for each fund are as follows:

	Country	Members	Contribution costs R million
Nampak Group Pension Fund	RSA	2 148	54.6
Nampak Contributory Provident Fund	RSA	4 697	40.0
Metal Box Provident Fund	RSA	3 488	35.0
Kohler Provident Fund	RSA	599	9.5
Metal Box Namibia Pension Fund	Namibia	18	0.2
Nampak Plc Retirement Benefit Scheme	UK	160	7.1
M.Y. Group Stakeholder Pension Plan	UK	267	2.1
		11 377	148.5
External funds			
External funds	Europe	873	0.5
Industry funds	RSA	2 520	8.5
		3 393	9.0
Totals		14 770	157.5

2.2 Defined benefit funds

With effect 7 December 2001 the Pension Funds Second Amendment Bill was enacted in South Africa. In terms of these amendments any surplus residing in pension funds governed by the South African Pension Funds Act of 1956 must be allocated on a fair basis to current and past members of the respective funds. At 30 September this surplus and the allocation thereof has not yet been determined. Accordingly, no surplus has been recognised by the group in respect of these funds in the current year.

	South Africa	Europe	Rest of Africa*	Post-retirement medical
Assumptions				
Discount rate	8.7%	5.1%	–	9.2%
Consumer price inflation (long-term)	4.7%	2.5%	–	4.7%
Expected return on fund assets	8.7%	5.8%	–	9.2%
Rate of compensation increase	5.7%	4.0%	–	–
Pension increases	4.7%	2.5%	–	–
Healthcare cost trend	–	–	–	7.3%
Membership data				
Total membership	28	2 076	–	6 487
Agreed employer contribution rate	18.0%	10.3%	–	–

Note 2
RETIREMENT BENEFIT INFORMATION *(continued)*

2.2 Defined benefit funds *(continued)*

	South Africa R million	Europe R million	Rest of Africa* R million	Post-retirement medical R million	Total R million
Valuation results					
Fair value of fund assets	22.9	974.9	–	339.3	1 337.1
Present value of obligation	(22.9)	(1 215.8)	–	(639.1)	(1 877.8)
Funded status: deficit	–	(240.9)	–	(299.8)	(540.7)
Unrecognised net actuarial (gain)/loss	(1.1)	119.9	–	169.6	288.4
Net post-retirement obligation at end of year	**(1.1)**	**(121.0)**	**–**	**(130.2)**	**(252.3)**
Components of net periodic benefit cost					
Current service cost	0.7	15.3	0.1	15.1	31.2
Interest cost	2.1	63.9	0.2	58.4	124.6
Expected return on assets	(2.1)	(47.6)	(0.2)	(31.7)	(81.6)
Net curtailment loss	–	102.7	–	–	102.7
Recognised actuarial loss	–	12.2	1.7	(9.1)	4.8
Net periodic pension cost	0.7	146.5	1.8	32.7	181.7
Movements in the balance sheet					
Balance at beginning of year	(1.4)	(47.0)	3.7	(117.2)	(161.9)
Pension cost	(0.7)	(146.5)	(1.8)	(32.7)	(181.7)
Employer contributions	1.0	64.6	–	16.1	81.7
Reclassification to prepayments	–	–	(2.2)	–	(2.2)
Disposal of business	–	–	–	3.6	3.6
Translation adjustment	–	7.9	0.3	–	8.2
Balance at end of year	**(1.1)**	**(121.0)**	**–**	**(130.2)**	**(252.3)**
Actual return on plan assets	3.6	172.1	0.9	(0.4)	176.2

**The Kenya Pension Fund has been converted to a defined contribution fund in the current year, and the balance of the surplus was transferred to prepayments to fund pension fund contributions.*

Note 2

RETIREMENT BENEFIT INFORMATION *(continued)*

2.2 Defined benefit funds *(continued)*

The statutory actuarial valuations of the defined benefit funds are as follows:

	Valuation date	Fair value of assets R million	Present value of liabilities R million	Valuation basis
Nampak Group Pension Fund	Feb-01*	20.5	18.8	AA
Nampak Plc Pension Plan	Sep-02	242.7	224.4	MFR
Nampak Plc Staff Pension Plan	Sep-02	187.4	212.8	MFR
Malbak Group of Companies Pension Fund	Aug-02	3.0	2.5	AA
M.Y. Group Stakeholder Pension Plan	Jul-02	378.8	377.8	MFR

AA: attained age method *MFR: minimum funding requirements*

The latest actuarial valuations in respect of the defined benefit funds found them in sound financial condition. In arriving at their findings, the actuaries have taken into account reasonable long-term estimates of inflation, future increases in wages, salaries and pensions and sustainable investment returns. Funds denominated in a foreign currency have been translated at the rate ruling on balance sheet date.

The valuations listed above are not necessarily the valuations used in determining the surplus or obligation recognised on the balance sheet.

**The statutory actuarial valuation at February 2004 has been carried out, but has not yet been finalised due to uncertainties regarding certain provisions in the Pension Funds Second Amendment Act 2001. As a result it is not possible to accurately determine the liabilities of the fund.*

	Revenue		Profit from operations		Operating margin	
	2005	2004	**2005**	2004	**2005**	2004
	R million	R million	**R million**	R million	**%**	%
Note 3 SEGMENTAL REPORT						
Metals and Glass	**4 521.2**	4 602.7	**665.0**	562.2	**14.7**	12.2
Africa	**4 521.2**	4 602.7	**665.0**	562.2	**14.7**	12.2
Paper	**7 329.7**	8 287.7	**89.5**	433.1	**1.2**	5.2
Africa	**4 744.7**	5 472.7	**221.8**	348.0	**4.7**	6.4
Europe	**2 585.0**	2 815.0	**(132.3)**	85.1	**(5.1)**	3.0
Plastics	**3 758.7**	4 526.9	**481.2**	229.8	**12.8**	5.1
Africa	**2 685.2**	2 678.3	**187.8**	265.1	**7.0**	9.9
Europe	**1 073.5**	1 848.6	**293.4**	(35.3)	**27.3**	(1.9)
NamITech	**–**	315.7	**–**	253.1	**–**	80.2
Group services	**(26.5)**	(238.4)	**120.1**	154.4		
Africa	**–**	–	**50.9**	110.3		
Europe	**172.3**	218.3	**69.2**	44.1		
Intergroup eliminations	**(198.8)**	(456.7)				
Total	**15 583.1**	17 494.6	**1 355.8**	1 632.6	**8.7**	9.3
Geographical analysis						
South Africa	**11 270.5**	12 183.5	**1 054.0**	1 411.0	**9.4**	11.6
Rest of Africa	**680.6**	885.9	**71.5**	127.7	**10.5**	14.4
Europe	**3 830.8**	4 881.9	**230.3**	93.9	**6.0**	1.9
Intergroup eliminations	**(198.8)**	(456.7)				
Total	**15 583.1**	17 494.6	**1 355.8**	1 632.6	**8.7**	9.3

Comparatives for operating assets have been restated, due to an error in the allocation of operating assets following the introduction of the new consolidation tool. Details of these reclassifications are shown below:

Paper

Europe

Plastics

Europe

Group services

Africa

Europe

	EBITDA		Operating assets		Operating liabilities		Capital expenditure		Depreciation and amortisation	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	R million	R million	**R million**	R million	**R million**	R million	**R million**	R million	**R million**	R million
	816.7	708.6	**2 494.4**	2 225.4	**795.9**	616.1	**131.1**	200.1	**151.7**	146.4
	816.7	708.6	**2 494.4**	2 225.4	**795.9**	616.1	**131.1**	200.1	**151.7**	146.4
	361.8	719.8	**4 057.5**	4 155.5	**1 057.7**	1 298.6	**404.3**	446.1	**272.3**	286.7
	359.0	484.9	**2 277.9**	2 420.0	**819.8**	838.3	**267.0**	295.5	**137.2**	136.9
	2.8	234.9	**1 779.6**	1 735.5	**237.9**	460.3	**137.3**	150.6	**135.1**	149.8
	666.0	477.6	**2 506.8**	2 330.7	**691.0**	890.3	**244.6**	233.8	**184.8**	247.8
	303.1	372.8	**1 540.6**	1 363.5	**524.5**	476.3	**206.5**	185.2	**115.3**	107.7
	362.9	104.8	**966.2**	967.2	**166.5**	414.0	**38.1**	48.6	**69.5**	140.1
	–	274.1	**–**	–	**–**	–	**–**	12.1	**–**	21.0
	212.6	253.4	**629.2**	1 544.6	**459.0**	157.5	**53.8**	173.6	**92.5**	99.0
	142.8	209.0	**609.0**	1 308.8	**397.2**	79.4	**53.7**	173.6	**91.9**	98.7
	69.8	44.4	**20.2**	235.8	**61.8**	78.1	**0.1**	–	**0.6**	0.3
	2 057.1	2 433.5	**9 687.9**	10 256.2	**3 003.6**	2 962.5	**833.8**	1 065.7	**701.3**	800.9
	1 529.1	1 886.9	**6 324.9**	6 735.0	**2 380.8**	1 837.9	**609.6**	790.2	**475.1**	475.9
	92.5	162.5	**597.0**	582.7	**156.6**	172.2	**48.7**	76.3	**21.0**	34.8
	435.5	384.1	**2 766.0**	2 938.5	**466.2**	952.4	**175.5**	199.2	**205.2**	290.2
	2 057.1	2 433.5	**9 687.9**	10 256.2	**3 003.6**	2 962.5	**833.8**	1 065.7	**701.3**	800.9
				(121.0)						
				(121.0)						
				(2 775.2)						
				(2 775.2)						
				2 896.2						
				4 950.8						
				(2 054.6)						

	2005 R million	2004 R million
Note 4		
CHANGES IN ACCOUNTING POLICIES AND PRIOR YEAR RESTATEMENT		
The group has changed its accounting policies in respect of goodwill to comply with the requirements of AC140 (IFRS3) – Business Combinations, IAS36 – Impairment of Assets and IAS21 – Accounting for the Effects of Changes in Foreign Exchange rates. In line with the transitional provisions of AC140 (IFRS3), accumulated amortisation was set off against the cost of goodwill and the revised carrying amount is no longer amortised. The carrying amount of negative goodwill was written off against opening accumulated profits. Goodwill previously denominated in rand that relates to acquisitions whose functional currency are not rand denominated have been restated to these respective functional currencies and translated at the closing rate in terms of the transitional provisions of IAS21.		
Comparative figures were not restated. The aggregate effect of the changes in accounting policies are as follows:		
Balance sheet:		
Decrease in foreign currency translation reserve	**(150.4)**	
Increase in accumulated profits	**68.0**	
Net decrease in reserves	**(82.4)**	
Represented by:		
Goodwill restated in functional currency and translated at closing rate	**150.4**	
Negative goodwill written off	**(68.0)**	
	82.4	
Income statement:		
Impairment of goodwill (IFRS3 and IAS21)	**123.4**	
Net decrease in profit after tax	**123.4**	
Circular 7/2005 was issued by SAICA on 2 August 2005, providing clarification on the interpretation of IAS17 – Leases. As a result, leases are now recognised as an expense on a straight-line basis over the lease term. Previously lease expenses were recognised on a basis which reflected the cash flows during that period. Comparative figures have been restated. The aggregate effect of the change is as follows:		
Balance sheet:		
Decrease in accumulated profits	**(16.7)**	(16.5)
Represented by:		
Increase in non-current liabilities	**23.4**	23.6
Increase in current liabilities	**0.2**	–
Decrease in deferred tax	**(6.9)**	(7.1)
	16.7	16.5
Income statement:		
Decrease in rental expenses	**–**	–
Deferred tax	**0.2**	–
Net decrease in profit after tax	**0.2**	–

The net effect of these changes is a decrease of 19.3 cents per share and no effect on headline earnings per share in the current year.

	2005 R million	2004 R million
Note 5		
CHANGE IN ESTIMATE		
Following a review of the estimation process and availability of new information, the group changed the basis on which provisions for the write down of inventory to net realisable value was calculated. As a result, the net realisable value of inventory increased as follows:		
Balance sheet:		
Increase in inventories	59.7	
Increase in deferred tax	(17.3)	
	42.4	
Income statement:		
Increase in profit before tax	59.7	
Deferred tax	(17.3)	
Net increase in profit after tax	42.4	

	Freehold land and buildings R million	Leasehold buildings R million	Plant, equipment and vehicles R million	Capitalised leased plant and vehicles R million	Total R million
Note 6					
PROPERTY, PLANT AND EQUIPMENT					
Cost					
Balance at 30 September 2003	1 259.6	150.0	8 233.1	0.7	9 643.4
Additions	25.5	6.9	963.2	70.1	1 065.7
Acquisition of businesses	5.3	0.3	45.0	–	50.6
Disposals	25.2	0.6	262.6	–	288.4
Disposal of businesses	1.7	8.2	196.5	–	206.4
Impairment loss	–	–	127.9	–	127.9
Reclassification of assets	–	–	(276.6)	–	(276.6)
Translation differences, hyper-inflation and other movements	51.1	(20.7)	146.5	–	176.9
Balance at 30 September 2004	1 314.6	127.7	8 524.2	70.8	10 037.3
Additions	39.4	3.3	662.5	28.5	733.7
Acquisition of businesses	–	–	74.0	–	74.0
Disposals	135.9	1.3	266.1	10.9	414.2
Disposal of businesses	198.1	0.3	1 161.9	–	1 360.3
Impairment loss	–	–	28.9	–	28.9
Reversal of impairment loss	–	–	5.0	–	5.0
Translation differences, hyper-inflation and other movements	(72.7)	(5.1)	(213.7)	2.4	(289.1)
Balance at 30 September 2005	**947.3**	**124.3**	**7 595.1**	**90.8**	**8 757.5**
Depreciation					
Balance at 30 September 2003	502.6	50.4	4 834.0	0.7	5 387.7
Acquisition of businesses	0.1	–	0.3	–	0.4
Charge for the year	23.2	3.8	666.9	16.1	710.0
Depreciation on disposal	9.6	0.5	230.3	–	240.4
Disposal of businesses	–	2.3	110.9	–	113.2
Translation differences, hyper-inflation and other movements	6.0	(10.3)	69.0	–	64.7
Balance at 30 September 2004	522.3	41.1	5 229.0	16.8	5 809.2
Charge for the year	18.1	3.6	607.5	15.5	644.7
Depreciation on disposal	57.8	1.3	230.1	5.4	294.6
Disposal of businesses	135.5	0.2	1 069.0	–	1 204.7
Translation differences, hyper-inflation and other movements	(9.2)	(0.8)	(134.6)	6.4	(138.2)
Balance at 30 September 2005	**337.9**	**42.4**	**4 402.8**	**33.3**	**4 816.4**
Net book value at 30 September 2005	**609.4**	**81.9**	**3 192.3**	**57.5**	**3 941.1**
Net book value at 30 September 2004	792.3	86.6	3 295.2	54.0	4 228.1

Included in these balances are investment properties with a net book value of R17.1 million (2004: R11.7 million). The open market value of these investment properties totalled R21.8 million (2004: R17.1million).

The open market value of the group's freehold land and buildings, as determined by The Property Partnership at 30 September 2005 totalled R1 143 million (2004: R1 185 million). A schedule of the group's properties is available to users of the financial statements on receipt of a written request. The insured value of the plant, equipment and vehicles at 30 September 2005 was R19 248.3 million (2004: R19 246.3 million).

Refer to note 16 for details of property, plant and equipment encumbered.

	Goodwill R million	Negative goodwill R million	ERP systems R million	Other R million	Total R million
Note 7					
INTANGIBLE ASSETS					
Cost					
Balance at 30 September 2003	1 257.8	(210.4)	–	34.5	1 081.9
Additions	1.7	–	47.9	–	49.6
Acquisition of businesses	63.3	(0.3)	–	–	63.0
Disposal of businesses	149.8	(3.7)	–	–	146.1
Reclassification of assets	–	–	276.6	–	276.6
Translation differences and other movements	(26.5)	0.7	–	(0.7)	(26.5)
Balance at 30 September 2004	1 146.5	(206.3)	324.5	33.8	1 298.5
Changes in accounting policies (note 4)	(299.1)	212.1	–	–	(87.0)
Reclassification of negative goodwill	5.8	(5.8)	–	–	–
Additions	–	–	99.2	0.9	100.1
Disposals	–	–	–	24.2	24.2
Impairment loss	123.4	–	–	–	123.4
Translation differences and other movements	(17.7)	–	–	1.3	(16.4)
Balance at 30 September 2005	**712.1**	**–**	**423.7**	**11.8**	**1 147.6**
Amortisation					
Balance at 30 September 2003	104.3	(138.0)	–	23.3	(10.4)
Charge for the year	66.7	(6.2)	25.0	5.4	90.9
Disposal of businesses	25.4	–	–	–	25.4
Translation differences and other movements	3.1	0.1	–	(0.2)	3.0
Balance at 30 September 2004	148.7	(144.1)	25.0	28.5	58.1
Changes in accounting policies (note 4)	(148.7)	144.1	–	–	(4.6)
Charge for the year	–	–	51.8	4.8	56.6
Depreciation on disposal	–	–	–	24.2	24.2
Translation differences and other movements	–	–	–	1.8	1.8
Balance at 30 September 2005	**–**	**–**	**76.8**	**10.9**	**87.7**
Carrying value at 30 September 2005	**712.1**	**–**	**346.9**	**0.9**	**1 059.9**
Carrying value at 30 September 2004	997.8	(62.2)	299.5	5.3	1 240.4

Note 7
INTANGIBLE ASSETS *(continued)*

Goodwill acquired in a business combination is allocated, at acquisition, to the cash generating units (CGUs) that are expected to benefit from that business combination.

A segment-level summary of the goodwill allocation is presented below.

	Cost R million	Impairment R million	Total R million
At 30 September 2005			
Metals and glass			
Africa	144.8	–	144.8
Paper			
Africa	42.6	–	42.6
Europe	535.2	120.3	414.9
Plastics			
Africa	109.8	–	109.8
	832.4	120.3	712.1

The group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value-in-use calculations. These calculations use cash flow projections based on the most recent financial budgets approved by management for the next five years. Cash flows beyond the five-year period are extrapolated using the estimated growth rates stated below. The growth rate does not exceed the long-term average growth rate for the relevant markets.

Key assumptions used for value-in-use calculations

	South Africa	Rest of Africa	Europe
Growth rate	0.0%	0.0%	0.0%
Discount rate (pre-tax)	13.3%	20.0%	8.9%

	2005 R million	2004 R million
Note 8		
NON-CURRENT FINANCIAL ASSETS		
Available-for-sale		
(Refer to Annexure B for details)		
Unlisted investments at fair value		
Cost	**18.5**	14.3
Fair value adjustment	**(3.6)**	2.7
Balance at end of year	**14.9**	17.0
Originated loans		
– Loan to minority shareholder	**14.9**	14.9
– Deferred consideration on the disposal of properties	**105.2**	–
– Equipment sale receivables	**15.6**	–
– Other loans	**13.6**	11.7
Total loans	**149.3**	26.6
Total	**164.2**	43.6
The prior year figures have been restated to ensure comparability of information between years. The effect of the restatements are as follows:		
Decrease in cost of unlisted investments at fair value		(3.4)
Increase in other originated loans		9.5
Decrease in joint ventures not consolidated (note 9)		(6.1)
Directors' valuation	**164.2**	43.6

	2005 R million	2004 R million
Note 9		
INVESTMENT IN JOINT VENTURES		
(Refer to Annexure A for details)		
Nampak's share of joint ventures		
Income	**323.8**	420.4
Expenses	**301.1**	403.4
Total assets	**190.6**	295.9
Total liabilities	**93.2**	142.4

	2005 R million	2004 R million
Note 10		
INVESTMENT IN ASSOCIATE		
(Refer to Annexure A for details)		
Cost of investment in associate	**1.5**	–
Share of post-acquisition losses	**(2.4)**	–
Share of post-acquisition non-distributable reserves	**1.8**	–
	0.9	–
Nampak's share of associates		
Income	**49.0**	–
Expenses	**51.4**	–
Total assets	**126.6**	–
Total liabilities	**124.6**	–
Note 11		
INVENTORIES		
Raw materials	**775.2**	515.7
Work in progress	**184.7**	210.8
Finished goods	**817.3**	979.9
Consumables	**272.7**	349.5
Total	**2 049.9**	2 055.9
Note 12		
TRADE AND OTHER RECEIVABLES		
Trade receivables	**2 108.6**	2 358.6
Prepayments	**139.4**	168.2
Deferred consideration on the disposal of properties	**112.1**	–
Other	**156.1**	161.4
Total	**2 516.2**	2 688.2

	2005 R million	2004 R million
Note 13		
CAPITAL		
Share capital		
Authorised:		
745 000 000 (2004: 700 000 000) ordinary shares of 5 cents each	**37.3**	35.0
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 200 preferred ordinary shares of 5 cents each	**1.6**	
100 redeemable preference shares of 5 cents each	**–**	
Total	**39.9**	36.0
Issued:		
669 313 827 (2004: 641 574 291) ordinary shares of 5 cents each	**33.4**	32.1
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 195 preferred ordinary shares of 5 cents each	**1.6**	
Total	**36.0**	33.1

60 025 764 ordinary shares (2004: 51 088 130) have been set aside for employees' share schemes. The comparative number of shares set aside have been restated to take into account options exercised by retirees and former employees.

The preferred ordinary shares will convert to ordinary shares on the earliest of 31 January 2011, or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares (refer note 16), upon an event of default, in accordance with the terms of the preference share agreements.

The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of those of the ordinary shares.

	2005 R million	2004 R million
Share premium	**2 596.7**	2 009.8
Treasury shares	**(705.1)**	(0.5)
27 369 195 ordinary shares held by the Nampak Black Management Share Trust	**(414.1)**	–
57 000 ordinary shares held by the Nampak 1979 Share Purchase Scheme	**(0.5)**	(0.5)
31 857 195 preferred ordinary shares held by Red Coral Investments 23 (Proprietary) Limited on behalf of broad-based participants in Nampak's Black Economic Empowerment scheme	**(290.5)**	–
Total	**1 927.6**	2 042.4

	2005 R million	2004 R million
Note 14		
NON-DISTRIBUTABLE RESERVES		
Balance at beginning of year	**(249.6)**	(294.9)
Changes in accounting policies (note 4)	**(150.4)**	–
Movements in non-distributable reserves	**(193.0)**	45.3
Balance at end of year	**(593.0)**	(249.6)
Comprising:		
Foreign currency translation reserve	**(579.7)**	(320.8)
Hyper-inflation capital adjustment	**(15.1)**	72.6
Financial instruments – hedging	**(0.2)**	(1.6)
Share of non-distributable reserves in associate	**1.8**	–
Other	**0.2**	0.2
Total	**(593.0)**	(249.6)
Note 15		
ACCUMULATED PROFITS		
Balance at beginning of year	**3 590.3**	3 116.3
Changes in accounting policies and prior year restatement (note 4)	**68.0**	(16.5)
Changes in accumulated profits	**242.7**	490.5
Balance at end of year	**3 901.0**	3 590.3

	Redeemable/ repayable	Year-end interest rates	2005 R million	2004 R million
Note 16				
INTEREST-BEARING DEBT				
Secured loans[1]				
– foreign	2006/2009	4% to 6%	**579.4**	1 042.6
Unsecured loans				
– local	2010	11.0%	**18.9**	14.9
– foreign	2006/2009	26.0%	**6.6**	2.4
Capitalised finance leases[2]				
– local	2009	8% to 9%	**58.6**	53.2
– foreign	2008	4.0%	**2.1**	3.5
Non-recourse debt[3]				
– local	2010	8.1% to 9.4%	**288.0**	–
			953.6	1 116.6
Less: instalments due for repayment within one year, reflected as short-term loans			**23.9**	25.1
Net long term			**929.7**	1 091.5

[1] *Interest-bearing debt is secured by the following assets:*

R1.7 million (2004: R5.5 million) debt is secured by the encumbrance of immovable properties, plant and equipment having a book value of R2.3 million (2004: R26.7 million).

R542.0 million (2004: R1 037.1 million) debt is secured by a guarantee issued by Nampak Holdings (UK) plc (NHUK) and its subsidiaries. The facility is subject to covenants relating to interest cover, gearing and liquidity of the NHUK group.

[2] *Lease liabilities are effectively secured as the rights to the leased asset revert to the lessor in the event of default.*

[3] *The non-recourse debt relates to the preference share funding obtained by Red Coral Investments 23 (Proprietary) Limited to fund the purchase of preferred ordinary shares in Nampak Limited as part of the Black Economic Empowerment transaction entered into during the year. There is no recourse to Nampak Limited or any of its subsidiaries in respect of these borrowings. The debt is subject to covenants based on the Nampak share price.*

	2005 R million	2004 R million
Short term and current		
Current portion of interest-bearing debt	**5.5**	2.1
Current portion of capitalised finance leases	**18.4**	23.0
Amounts due to bankers	**257.1**	727.8
Total short term and current	**281.0**	752.9
Total interest-bearing debt	**1 210.7**	1 844.4

Note 16

INTEREST-BEARING DEBT *(continued)*

Summary of liabilities by year of redemption or payment		***Total**	**Local**	**Foreign**
Total owing at 30 September	**2005**	**953.6**	**365.5**	**588.1**
Repayable during the year ending 30 September	2006	23.9	18.7	5.2
	2007	34.8	21.7	13.1
	2008	564.8	13.4	551.4
	2009	18.6	9.3	9.3
	2010 onwards	311.5	302.4	9.1

**Group liabilities including redemptions and repayments within one year*

Summary of capitalised finance leases minimum lease payments by year of redemption or payment		**Total**	**Local**	**Foreign**
Total owing at 30 September	**2005**	**60.7**	**58.6**	**2.1**
Minimum lease payments repayable during the year ending 30 September	2006	18.4	17.4	1.0
	2007	18.4	17.4	1.0
	2008	12.3	12.2	0.1
	2009	8.2	8.2	–
	2010 onwards	3.4	3.4	–

	2005 R million	2004 R million
Note 17		
FIXED ESCALATION OPERATING LEASE ACCRUAL		
Operating leases straight lined	**23.6**	23.6
Less: Current portion (included in Trade and other payables – note 19)	**0.2**	–
Total	**23.4**	23.6
Note 18		
DEFERRED TAX		
Accelerated wear and tear for tax purposes on plant and equipment and trademarks	**523.0**	485.6
Provisions and prepayments	**(130.2)**	(108.0)
Hyper-inflation adjustment	**11.4**	41.7
Deferred capital gain	**95.8**	–
Other	**9.1**	(7.8)
Estimated tax losses	**(11.5)**	(12.9)
Net deferred tax liability	**497.6**	398.6
Reconciliation between deferred tax opening and closing balance:		
Deferred tax liability at beginning of year	**398.6**	335.0
Change in accounting policy	**–**	(7.1)
Taxation rate adjustment	**(10.4)**	–
Utilisation of tax losses	**(1.4)**	1.7
Hyper-inflation adjustment	**8.8**	28.2
Originating temporary differences on disposal of businesses	**–**	11.4
Net originating temporary differences on plant, equipment and other	**143.4**	23.0
Translation	**(41.4)**	6.4
Net deferred tax liability at end of year	**497.6**	398.6
Analysed between:		
Deferred tax assets	**(10.6)**	(11.4)
Deferred tax liabilities	**508.2**	410.0
Net deferred tax liability at end of year	**497.6**	398.6
Note 19		
TRADE AND OTHER PAYABLES		
Trade payables	**1 726.8**	1 693.3
Accruals	**931.9**	907.8
Other	**194.5**	222.1
Financial instruments fair value	**8.7**	7.0
Total	**2 861.9**	2 830.2

	Unbundling R million	Restructuring R million	Rebates R million	Customer claims R million	Other R million	Total R million
Note 20						
PROVISIONS						
Opening balance at 1 October 2003	43.8	69.5	13.0	19.6	12.8	158.7
Additions	–	25.4	3.4	5.9	0.4	35.1
Usage	–	34.5	10.2	2.5	1.9	49.1
Reversals	–	33.4	–	2.3	–	35.7
Translation	–	(0.2)	–	(0.1)	–	(0.3)
Balance at 30 September 2004	43.8	26.8	6.2	20.6	11.3	108.7
Additions	–	58.5	12.2	10.5	1.6	82.8
Usage	(0.1)	(31.4)	(5.4)	(14.3)	–	(51.2)
Reversals	–	(0.6)	(0.2)	(9.1)	(11.3)	(21.2)
Translation	–	(0.1)	(0.1)	(0.6)	–	(0.8)
Closing balance at September 2005	**43.7**	**53.2**	**12.7**	**7.1**	**1.6**	**118.3**

The utilisation of the unbundling provision is uncertain. All other provisions are expected to be utilised in full during the next financial year.

Unbundling

These provisions relate to potential liabilities identified when the Malbak group unbundled its non-packaging businesses to shareholders.

Restructuring

Provisions for restructuring are recognised when the group has a detailed formal plan for the restructuring has raised a valid expectation in those affected that it will carry out the restructuring by starting to implement that plan or announcing its main features to those affected by it. Restructuring provisions only include those direct expenditures, which are necessarily entailed by the restructuring and not associated with the ongoing activities of the group.

Rebates

Rebates are paid under formal agreements with certain customers based on the achievement of agreed sales or volume levels. Where the period of the agreement does not coincide with the group's financial year, the difference between the expected rebate payable and that actually achieved at 30 September is provided for.

Customer claims

Amounts expected to be payable under customer claims in respect of packaging already supplied.

Other

These provisions relate to guarantees or warranties on the sale of businesses or divisions.

	2005 R million	2004 R million
Note 21		
REVENUE		
(Inter-group transactions and VAT are excluded)		
Net invoiced sales	**15 583.1**	17 494.6
Comprising:		
Continuing operations	**15 583.1**	17 178.9
Discontinued operations	**–**	315.7

	2005 R million	2004 R million
Note 22		
PROFIT BEFORE ABNORMAL ITEMS		
is stated after taking account of the following items:		
22.1 Auditors' remuneration		
Audit fees	**19.1**	19.6
Audit fees in respect of IFRS	**2.9**	–
Expenses	**0.9**	0.8
Tax services	**3.8**	5.8
Other services	**1.1**	2.8
Acquisition support	**2.2**	–
Total	**30.0**	29.0
Comprising:		
Continuing operations	**30.0**	28.5
Discontinued operations	**–**	0.5
The following amounts paid to auditors were capitalised during the year:		
ERP support	**19.5**	27.8
Consulting – BEE transaction	**0.7**	–
Consulting – debt rearrangement	**–**	2.7
Acquisition support	**–**	2.9
Total	**20.2**	33.4

	2005 R million	2004 R million
Note 22		
PROFIT BEFORE ABNORMAL ITEMS *(continued)*		
22.2 Depreciation and amortisation		
Property	**21.7**	27.0
Plant, equipment and vehicles	**623.0**	683.0
Intangible assets	**56.6**	90.9
Total	**701.3**	800.9
Comprising:		
Continuing operations	**701.3**	779.9
Discontinued operations	**–**	21.0
22.3 Administration and technical fees	**19.9**	39.7
Comprising:		
Continuing operations	**19.9**	39.5
Discontinued operations	**–**	0.2
22.4 Rentals in respect of operating leases		
Property	**90.4**	88.6
Plant, equipment and vehicles	**11.8**	11.6
Total	**102.2**	100.2
Comprising:		
Continuing operations	**102.2**	96.3
Discontinued operations	**–**	3.9
22.5 Rentals received on investment properties	**3.3**	2.5
22.6 Research and development costs expensed		
Research and development expenditure	**25.1**	26.4
Technology, royalty and associated costs	**–**	0.4
Total	**25.1**	26.8
Comprising:		
Continuing operations	**25.1**	26.6
Discontinued operations	**–**	0.2
22.7 Net profit/(loss) on disposal of plant and equipment	**11.1**	6.1
Comprising:		
Continuing operations	**11.1**	6.6
Discontinued operations	**–**	(0.5)

	2005 R million	2004 R million
Note 22		
PROFIT BEFORE ABNORMAL ITEMS *(continued)*		
22.8 Net loss on foreign exchange	**5.0**	55.3
Comprising:		
Continuing operations	**5.0**	53.7
Discontinued operations	**–**	1.6
22.9 Selling expenses	**409.6**	347.4
Comprising:		
Continuing operations	**409.6**	344.7
Discontinued operations	**–**	2.7
22.10 Distribution costs	**652.0**	678.2
Comprising:		
Continuing operations	**652.0**	671.4
Discontinued operations	**–**	6.8
22.11 Directors' emoluments		
Executive directors		
For managerial services	**17.7**	17.5
Retirement fund contributions for managerial services	**0.7**	3.4
Total (a)	**18.4**	20.9
Non-executive directors		
For services as directors	**2.4**	2.9
For managerial services	**–**	–
Total (b)	**2.4**	2.9
Paid by:		
Company	**–**	–
Subsidiary companies	**20.8**	23.8
Total (a) + (b)	**20.8**	23.8
Gains made under the share schemes	**0.2**	1.6

	2005 R million	2004 R million
Note 23		
NET ABNORMAL PROFIT		
Retrenchment costs	**104.9**	40.8
Restructuring costs	**45.1**	19.8
Impairment losses on goodwill and plant and equipment	**152.3**	127.9
Reversal of impairment losses on plant and equipment	**(5.0)**	–
Net profit on disposal of property	**(428.2)**	(7.6)
Net loss/(profit) on disposal of business	**20.4**	(216.5)
Pension fund curtailment loss on disposal of business	**173.9**	–
Net monetary adjustment – hyper-inflation	**8.2**	15.1
Financial instruments fair value adjustment	**9.8**	(70.9)
FEC costs on plant and equipment	**0.7**	20.9
Pension fund curtailment gain on restructure	**(70.6)**	–
Change in estimate – provisions (note 5)	**(59.7)**	–
Total	**(48.2)**	(70.5)
Comprising:		
Continuing operations	**(48.2)**	(68.5)
Discontinued operations	**–**	(2.0)

	2005 R million	2004 R million
Note 24		
NET FINANCE COSTS		
Interest paid – short-term facilities	**(146.7)**	(137.9)
Interest paid – long-term facilities	**(51.8)**	(74.3)
Interest paid – other	**(2.1)**	(13.5)
Deduct: interest capitalised	**–**	8.0
Interest paid	**(200.6)**	(217.7)
Interest received – short-term facilities	**77.7**	52.5
Interest received – other	**19.3**	16.2
Interest received	**97.0**	68.7
Total	**(103.6)**	(149.0)
Comprising:		
Continuing operations	**(103.6)**	(148.9)
Discontinued operations	**–**	(0.1)

	2005 R million	2004 R million
Note 25		
INCOME FROM INVESTMENTS		
Normal dividends	**33.8**	15.6
Total	**33.8**	15.6
Sources:		
– South African	**33.8**	15.6

	2005 R million	2004 R million
Note 26		
INCOME TAX		
Current tax		
– Current year	**260.0**	377.1
– Prior year	**18.4**	7.6
– Capital gains tax	**4.5**	16.7
– Hyper-inflation adjustment	**6.2**	5.3
Deferred tax		
– Current year	**125.3**	77.3
– Prior year	**16.7**	(52.6)
– Tax rate adjustment	**(10.4)**	–
– Hyper-inflation adjustment	**8.8**	28.2
Secondary tax on companies	**64.6**	58.7
Withholding and foreign tax	**4.3**	3.4
Total	**498.4**	521.7
Comprising:		
Continuing operations	**498.4**	504.9
Discontinued operations	**–**	16.8

		2005	2004
Note 26			
INCOME TAX *(continued)*			
Reconciliation of rate of tax			
Effective group rate of tax	%	**38.8**	34.8
Reduction in tax charge due to:			
– other exempt income (including capital profits)	%	**1.1**	8.1
– tax rate reduction	%	**0.8**	–
– foreign tax rate differential	%	**0.3**	0.2
– prior tax losses utilised	%	**–**	0.1
– dividend income	%	**0.8**	0.3
– adjustment for prior year	%	**–**	3.0
– Government incentives	%	**3.7**	2.5
– translation adjustments	%	**0.1**	–
Increase in tax charge due to:			
– adjustment for prior year normal tax	%	**(2.7)**	–
– deferred tax not recognised	%	**(1.0)**	(0.5)
– hyper-inflation adjustment	%	**(1.2)**	(2.0)
– withholding taxes	%	**(0.3)**	(0.2)
– disallowable expenses	%	**(2.8)**	(9.0)
– impairment of goodwill	%	**(2.8)**	–
– goodwill amortised	%	**–**	(1.2)
– capital gains tax	%	**(0.4)**	(1.1)
– imputed income – section 9D	%	**(0.4)**	(1.1)
– secondary tax on companies	%	**(5.0)**	(3.9)
Normal tax rate	%	**29.0**	30.0

	R million	R million
Estimated tax losses of certain subsidiaries and joint ventures	**78.7**	89.2
Less: Utilised to reduce deferred tax	**(39.1)**	(43.0)
Available for utilisation against future taxable income	**39.6**	46.2

	2005 R million	2004 R million

Note 27

BASIC, FULLY DILUTED AND HEADLINE EARNINGS PER ORDINARY SHARE

The calculation of basic earnings per ordinary share is based on earnings of R781.0 million (2004: R967.0 million) and the weighted average of 638 261 795 (2004: 640 957 781) ordinary shares in issue during the year.

The calculation of fully diluted earnings per ordinary share is based on earnings of R781.0 million (2004: R967.0 million) and the weighted average of 642 385 083 (2004: 644 705 045) ordinary shares in issue during the year.

Determination of basic earnings and net profit

	2005 R million	2004 R million
Net profit per income statement	**781.1**	967.1
Less: Preference dividend	**0.1**	0.1
Basic earnings	**781.0**	967.0

The calculation of headline earnings per ordinary share is based on earnings of R760.7 million (2004: R936.5 million) and the weighted average number of ordinary shares in issue throughout the year.

Determination of headline earnings

	2005 R million	2004 R million
Basic earnings	**781.0**	967.0
Adjusted for:		
Impairment losses on goodwill, plant and equipment	**152.3**	127.9
Reversal of impairment losses on plant and equipment	**(5.0)**	–
Goodwill amortised	**–**	60.5
Net loss/(profit) on disposal of businesses	**20.4**	(216.5)
Net profit on sale of property, plant and equipment	**(439.3)**	(13.7)
Pension fund curtailment loss on disposal of businesses	**173.9**	–
Write-off of due-diligence costs	**5.7**	–
Tax effects	**71.7**	11.3
Headline earnings	**760.7**	936.5

	2005 R million	2004 R million
Note 28		
DIVIDENDS PER SHARE		
Ordinary shares		
Final dividend No 72 paid on 10 January 2005: 56.6 cents per share (2005: No 70 – 47.2 cents per share)	**363.1**	302.3
Interim dividend No 73 paid on 11 July 2005: 27.0 cents per share (2005: No 71 – 27.0 cents per share)	**174.4**	173.2
	537.5	475.5
Dividend attributable to treasury shares	**(2.4)**	–
Other dividends	**–**	1.0
	535.1	476.5

On 23 November 2005 the directors declared dividend No 74 of 56.6 cents per share, payable on 16 January 2006 to shareholders registered on 6 January 2006.

	Cents	Cents
Analysis of dividends declared in respect of current year's earnings:		
Ordinary dividends per share		
Interim dividend No 73 (2004: 71)	**27.0**	27.0
Final dividend No 74 (2004: 72)	**56.6**	56.6
	83.6	83.6

6.5% and 6% cumulative preference dividends

Preference dividends totalling R0.1 million were declared on 10 December 2004 and 15 June 2005, and paid on 27 February 2005 and 25 July 2005 respectively.

Note 29

OPERATING LEASE COMMITMENTS

The group has certain lease commitments in respect of land and buildings, plant, equipment and vehicles, which are payable as follows:

	2005 R million	2004 R million
Year ending 30 September		
2005		98.0
2006	**104.2**	81.6
2007	**98.9**	72.3
2008	**77.3**	62.3
2009	**52.4**	198.4
2010 and beyond	**167.6**	–
Total	**500.4**	512.6
Comprising:		
Land and buildings	**342.4**	450.1
Vehicles	**117.7**	18.3
Other	**40.3**	44.2
	500.4	512.6

	2005 R million	2004 R million
Note 30		
CONTINGENT LIABILITIES		
Guarantees in respect of housing loans	**0.5**	0.7
Guarantees in respect of property leases	**1.1**	16.1
Customer claims and other	**21.3**	45.7
Total	**22.9**	62.5

A complaint was lodged against Nampak's Glass division and Consol Glass with the Competition Commission for alleged collusion in respect of the acquisition of cullet for glass container manufacturing. Following its investigation, the Competition Commission has referred the matter to the Competition Tribunal for hearing.

	2005 R million	2004 R million
Note 31		
CAPITAL COMMITMENTS		
Property, plant and equipment – contracted	**166.4**	237.1
Property, plant and equipment – approved	**269.1**	327.0
Total	**435.5**	564.1

The expenditure, which will become payable in the following year, will be financed from group resources and, if required, additional borrowings.

Note 32

DISCONTINUED OPERATIONS

On 5 February 2004, Nampak announced that it had received approval from the Competition Tribunal to sell its interest in NamItech Holdings. The transaction was implemented with effect from 29 February 2004.

The results of NamITech, which have been included in the consolidated financial statements for the year ended 30 September, are as follows:

32.1 Income statement

	2005 R million	2004 R million
Revenue		315.7
Raw materials		136.8
Employee costs		73.1
Depreciation and other amortisation expenses		21.0
Other operating expenses		46.9
Profit before abnormal items		37.9
Abnormal items		(2.0)
Profit from operations		39.9
Net finance costs		(0.1)
Profit before tax		39.8
Income tax		16.8
Net profit for the year		23.0

32.2 Cash flow information

During 2004, NamITech absorbed R10.0 million of the group's net operating cash flows and paid R11.3 million in respect of investing activities.

	2005 R million	2004 R million
Note 33		
NOTES TO THE GROUP CASH FLOW STATEMENT		
33.1 Reconciliation of profit before taxation to cash generated from operations		
Profit before taxation	**1 283.6**	1 499.2
Adjustment for:		
Depreciation and amortisation	**701.3**	800.9
Net profit on disposal of businesses, property, plant and equipment	**(418.9)**	(230.2)
Financial instruments fair value adjustment	**9.8**	(70.9)
Hyperinflation monetary adjustment	**8.2**	15.1
Income from investments	**(33.8)**	(15.6)
Net periodic pension cost	**181.7**	106.3
Impairment losses	**152.3**	127.9
Reversal of impairment losses	**(5.0)**	–
Change in inventory provisions estimate	**(59.7)**	–
Share of losses in associate	**2.4**	–
Net finance costs	**103.6**	149.0
Operating profit before working capital changes	**1 925.5**	2 381.7
Increase in inventories	**(212.6)**	(108.4)
(Increase)/decrease in trade and other receivables	**(122.0)**	54.4
Increase/(decrease) in trade and other payables	**422.5**	(197.5)
Cash generated from operations	**2 013.4**	2 130.2

33.2 Acquisition of businesses

With effect from January 2005 the group acquired in-plants at Trafford Park and Bellshill in the United Kingdom.

The fair value of assets acquired and liabilities assumed at those dates are as follows:

	2005 R million	2004 R million
Non-current assets	**74.0**	50.2
Non-current liabilities	**–**	(36.5)
Net working capital	**5.5**	(9.5)
	79.5	4.2
Goodwill arising on acquisition	**–**	63.0
Total purchase consideration	**79.5**	67.2
Overdraft acquired	**–**	20.4
	79.5	87.6

	2005 R million	2004 R million

Note 33

NOTES TO THE GROUP CASH FLOW STATEMENT *(continued)*

33.3 Disposal of businesses

With effect from 30 October 2004, the group disposed of its Short Run plastics business in Europe.
In addition, effective 1 March 2005, the group disposed of Peters Papers.
The fair value of assets and liabilities disposed of are as follows:

	2005 R million	2004 R million
Non-current assets	**156.5**	225.3
Non-current liabilities	**–**	(4.4)
Net working capital	**269.1**	164.9
Minority interest	**(3.6)**	(68.5)
	422.0	317.3
(Loss)/profit on disposal of businesses	**(20.4)**	213.2
Total sales consideration	**401.6**	530.5
Less: cash disposed	**–**	54.5
	401.6	476.0

33.4 Cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2005 R million	2004 R million
Bank balances, cash and deposits	**632.7**	699.5
Interest-bearing borrowings – amounts due to bankers (note 16)	**(257.1)**	(727.8)
	375.6	(28.3)

Note 34

SUBSEQUENT EVENTS

Effective 1 October 2005 the group concluded a transaction to dispose of 50% of Nampak Glass to Wiegand-Glas for €18 million. Wiegand-Glas has been a technology partner of Nampak for a number of years and the deal will see Wiegand-Glas taking production control of the Glass business.

The group sold its Tufbag business on 1 November 2005 for R9 million.

Following the announcement of the group's black economic empowerment (BEE) deal in September, the High Court sanctioned the scheme of arrangement that will see the group buy back 10% of the shares in issue, excluding the parties to the BEE transaction, at a price of R15.13 per share. The effective date of the scheme is 31 October 2005.

Company Balance Sheet

as at 30 September

	Notes	2005 R million	2004 R million
ASSETS			
Non-current assets			
Non-current financial assets	1	**416.3**	2.2
Investment in subsidiaries and joint ventures	2	**2 605.2**	4 238.3
		3 021.5	4 240.5
Current assets			
Other receivables		**0.9**	–
Subsidiary companies		**1 384.5**	429.0
Bank balances, deposits and cash		**282.2**	0.4
		1 667.6	429.4
Total assets		**4 689.1**	4 669.9
EQUITY AND LIABILITIES			
Capital and reserves			
Share capital	3	**36.0**	33.1
Share premium	3	**2 596.7**	2 009.8
Accumulated profits	4	**1 524.7**	2 218.0
		4 157.4	4 260.9
Current liabilities			
Trade and other payables	5	**7.7**	1.7
Subsidiary companies		**522.8**	398.5
Tax liabilities		**1.2**	8.8
		531.7	409.0
Total equity and liabilities		**4 689.1**	4 669.9

Company Income Statement

for the year ended 30 September

	Notes	2005 R million	2004 R million
Employee costs		**2.6**	1.0
Other operating expenses		**3.7**	5.6
Loss before abnormal items		**(6.3)**	(6.6)
Abnormal loss	6	**1 260.3**	–
Loss from operations		**(1 266.6)**	(6.6)
Finance income	7	**0.5**	0.1
Income from investments	8	**1 137.0**	1 494.6
(Loss)/profit before tax		**(129.1)**	1 488.1
Income tax	9	**26.6**	32.3
Net (loss)/profit for the year		**(155.7)**	1 455.8

for the year ended 30 September

		2005 R million	2004 R million
Equity at beginning of year		**4 260.9**	3 271.5
Changes in capital		**589.8**	9.2
Share capital	– share option scheme	**0.2**	0.1
	– new issue	**3.2**	–
	– shares cancelled	**(0.5)**	–
Share premium	– share option scheme	**50.9**	9.1
	– new issue net of share issue expenses	**684.3**	–
	– cancellation of share premium on shares cancelled	**(148.3)**	–
Changes in accumulated profit		**(693.3)**	980.2
Net profit for the year		**(155.7)**	1 455.8
Ordinary shares – dividends		**(537.5)**	(475.5)
Preference shares – dividends		**(0.1)**	(0.1)
Equity at end of year		**4 157.4**	4 260.9

Company Cash Flow Statement

for the year ended 30 September

	Notes	2005 R million	2004 R million
Cash flows from operating activities			
Cash (utilised in)/generated from operations	10.1	**(844.6)**	16.8
Income from investments		**1 137.0**	480.7
Interest received		**0.5**	0.1
Tax paid		**(34.2)**	(23.7)
Cash flows from operations		**258.7**	473.9
Dividends paid		**(537.6)**	(475.6)
Net cash outflow from operating activities		**(278.9)**	(1.7)
Cash flows from investing activities			
Increase in investment in subsidiaries		**–**	(7.5)
Proceeds on disposal of subsidiaries		**385.0**	–
Capital grant to Black Management Trust		**(414.1)**	–
Net cash outflow from investing activities		**(29.1)**	(7.5)
Cash flows from financing activities			
Shares repurchased from subsidiary		**(148.8)**	
Capital proceeds from issue of shares		**738.6**	9.2
Net cash inflow from financing activities		**589.8**	9.2
Net increase in cash and cash equivalents		**281.8**	–
Cash and cash equivalents at beginning of year		**0.4**	0.4
Cash and cash equivalents at end of year	10.2	**282.2**	0.4

	2005 R million	2004 R million
Note 1		
NON-CURRENT FINANCIAL ASSETS		
Grant to Black Management Trust	**414.1**	–
Originated loans	**2.2**	2.2
Total	**416.3**	2.2
Note 2		
INVESTMENT IN SUBSIDIARIES AND JOINT VENTURES		
(Refer to Annexure A for details)		
Interest in subsidiaries and joint ventures	**3 879.0**	4 264.0
Less: Impairment losses	**(1 260.3)**	–
Net amount due by subsidiaries	**(13.5)**	(25.7)
Shares at cost less amounts written off/impaired	**2 605.2**	4 238.3
Note 3		
CAPITAL		
Share capital		
Authorised:		
745 000 000 (2004: 700 000 000) ordinary shares of 5 cents each	**37.3**	35.0
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
31 857 200 preferred ordinary shares of 5 cents each	**1.6**	–
100 redeemable preference shares of 5 cents each	**–**	–
Total	**39.9**	36.0
Issued:		
669 313 827 (2004: 641 574 291) ordinary shares of 5 cents each	**33.4**	32.1
31 857 195 preferred ordinary shares of 5 cents each	**1.6**	–
100 000 6.5% cumulative preference shares of R2 each	**0.2**	0.2
400 000 6% cumulative preference shares of R2 each	**0.8**	0.8
Total	**36.0**	33.1

	2005 R million	2004 R million

Note 3
CAPITAL *(continued)*

60 025 764 ordinary shares (2004: 51 088 130) have been set aside for employees' share schemes.

The preferred ordinary shares will convert to ordinary shares on the earliest of 31 January 2011, or the date on which Red Coral Investments 23 (Proprietary) Limited is obliged to redeem all the preference shares (refer note 16), upon an event of default, in accordance with the terms of the preference share agreements.

The preferred ordinary shares will confer on the holders the right to receive a cumulative fixed annual dividend of 100 cents payable in equal instalments of 50 cents each on 31 January and 31 July each year up to 31 January 2011, with each distribution ranking ahead of those of the ordinary shares.

	2005 R million	2004 R million
Share premium		
Balance at beginning of year	**2 009.8**	2 000.7
Movement in share premium	**586.9**	9.1
Balance at end of year	**2 596.7**	2 009.8
Total	**2 632.7**	2 042.9

Note 4
ACCUMULATED PROFITS

	2005 R million	2004 R million
Balance at beginning of year	**2 218.0**	1 237.8
Changes in accumulated profits	**(693.3)**	980.2
Balance at end of year	**1 524.7**	2 218.0

Note 5
TRADE AND OTHER PAYABLES

	2005 R million	2004 R million
Trade payables	**6.4**	1.7
Other	**1.3**	–
Total	**7.7**	1.7

Note 6
ABNORMAL LOSS

	2005 R million	2004 R million
Impairment losses	**1 260.3**	–

	2005 R million	2004 R million
Note 7		
FINANCE INCOME		
Interest received – short-term facilities	**0.1**	0.1
Interest received – other	**0.4**	–
Total	**0.5**	0.1
Note 8		
INCOME FROM INVESTMENTS		
Normal dividends	**390.3**	475.5
Group restructuring dividend	**727.8**	1 013.9
Interest received from subsidiaries	**14.8**	1.9
Fees	**4.1**	3.3
Total	**1 137.0**	1 494.6
Sources:		
– South African	**1 137.0**	1 494.6
– Foreign	**–**	–
Note 9		
INCOME TAX		
Current tax		
– Current year	**10.1**	17.6
– Prior year	**(0.6)**	14.7
Secondary tax on companies	**17.1**	–
Total	**26.6**	32.3

		2005 R million	2004 R million
Note 9			
INCOME TAX *(continued)*			
Reconciliation of rate of tax			
Effective rate of tax	%	**(20.6)**	2.2
Reduction in tax charge due to:			
– dividend income	%	**(251.2)**	30.0
– adjustment for prior year normal tax	%	**(0.5)**	–
Increase in tax charge due to:			
– adjustment for prior year normal tax	%	**–**	(1.0)
– disallowable expenses	%	**1.1**	(0.8)
– impairment losses	%	**283.1**	–
– imputed income – section 9D	%	**3.9**	(0.4)
– secondary tax on companies	%	**13.2**	–
Normal tax rate	%	**29.0**	30.0

Note 10

NOTES TO THE COMPANY CASH FLOW STATEMENT

	2005 R million	2004 R million
10.1 Reconciliation of profit before tax to cash (utilised in)/generated from operations		
(Loss)/profit before tax	**(129.1)**	1 488.1
Adjustment for:		
Income from investments	**(1 137.0)**	(1 494.6)
Impairment losses	**1 260.3**	–
Net finance income	**(0.5)**	(0.1)
Operating loss before working capital changes	**(6.3)**	(6.6)
(Increase)/decrease in other receivables	**(0.9)**	5.1
Increase/(decrease) in trade and other payables	**6.0**	(56.1)
Movement in intergroup accounts	**(843.4)**	74.4
Cash (utilised in)/generated from operations	**(844.6)**	16.8
10.2 Cash and cash equivalents		
Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:		
Bank balances, cash and deposits	**282.2**	0.4

Annexure A

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2005 %	2004 %	Interest of holding company Shares at book value 2005 Rm	2004 Rm	Indebtedness 2005 Rm	2004 Rm
1. SUBSIDIARIES (CONSOLIDATED)									
Amalgamated Packaging Industries (Pty) Ltd	I	RSA	R2 834 224	**100%**	100%				
BlowMocan Holdings Ltd	I	UK	£101	**100%**	100%				
Buduff Incorporated Ltd	I	Isle of Man	US$ 182 682	**100%**	100%				
CarnaudMetalbox Zimbabwe Ltd	O	Zimbabwe	ZWD 19 799 000	**100%**	100%				
Cartonagens de Mocambique LDA	O	Mozambique	MZM 20 000 000	**55%**	55%				
Consolidated Corrugated Containers (Pty) Ltd	O	RSA	R600 000	**100%**	100%	**6.4**	6.4	**–**	8.4
Crown Cork Co (1958) (Pvt) Ltd	O	Zimbabwe	ZWD 1 421 000	**100%**	100%				
Crown Cork Co (East Africa) Ltd	O	Kenya	KES 11 999 700	**100%**	100%				
Crown Cork Co Zambia Ltd	O	Zambia	ZMK 194 285 714	**100%**	100%				
Diehl Deutschland GmbH	O	Germany	€25 600	**100%**	100%				
Diehl Druck GmbH	O	Germany	€26 000	**100%**	100%				
Diehl Europe SA	O	Luxembourg	€31 000	**100%**	100%				
Diehl France sarl	O	France	€266 786	**100%**	100%				
Diehl SCI	O	France	€7 622	**100%**	100%				
Disaki Cores and Tubes (Pty) Ltd	O	RSA	R700	**70%**	70%				
Gallagher Printers Ltd	O	Ireland	€20 000	**100%**	100%				
Imperama NV	O	Netherlands	€793 000	**100%**	100%				
International Cartons & Packaging Ltd	O	Zambia	ZMK 77 526 000	**100%**	100%				
Interpak Books (Pty) Ltd	O	RSA	R100	**100%**	100%				
Kohler Digiflex (Pty) Ltd	O	RSA	R100	**100%**	100%				
Kohler Ltd	I	RSA	R493 718 514	**100%**	100%				
Kohler Management Services (Pty) Ltd	O	RSA	R200	**100%**	100%				
Kohler Packaging Ltd	O	RSA	R3 198 495	**100%**	100%				
M.Y. Cartons BV	O	Netherlands	£14 609	**100%**	100%				
M.Y. Cartons Europe BV	I	Netherlands	€22 700	**100%**	100%				
M.Y. Cartons Ltd (UK)	O	UK	£35 509 000	**100%**	100%				
M.Y. Healthcare Italy SRL	O	Italy	€3 000 000	**100%**	100%				
M.Y. Healthcare Packaging Ltd	O	UK	£2	**100%**	100%				
M.Y. Operations Ltd (UK)	O	UK	£142	**100%**	100%				
M.Y. Printech BV	O	Netherlands	€18 000	**100%**	100%				
M.Y. Property Ltd	O	UK	£75	**100%**	100%				
Malbak Ltd	I	RSA	R589 321 657	**100%**	100%	**1 836.8**	1 836.8	**1.0**	0.7
Megaplastics Zimbabwe (Pvt) Ltd	I	Zimbabwe	ZWD 2	**100%**	100%				
Metal Box (Namibia) (Pty) Ltd	O	Namibia	N$ 1	**100%**	100%				
Nampak Belgium NV	O	Belgium	€247 900	**–**	100%				
Nampak Continental Holdings BV	I	Netherlands	€59 890	**–**	100%				
Nampak Corrugated PMB (Pty) Ltd	O	RSA	R100	**100%**	100%				
Nampak Corrugated Swaziland (Pty) Ltd	O	Swaziland	SZL250 000	**90%**	90%				
Nampak Deutschland Gmbh	O	Germany	€25 565	**–**	100%				
Nampak France SA	I	France	€9 555 784	**–**	100%				
Nampak Gent NV	O	Belgium	€2 480 650	**–**	80%				
Nampak Glass (Pty) Ltd	O	RSA	R300	**100%**	–				
Nampak Halfweg BV	O	Netherlands	€1 837 900	**–**	100%				
Nampak Holdings (UK) Plc	I	UK	£1 964 605	**100%**	100%				
Nampak Holdings Ltd	I	Mauritius	US$ 100 000	**100%**	100%				
Nampak Holdings UK Limited	I	UK	£1 000 002	**100%**	100%				

Annexure A *(continued)*

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2005 %	2004 %	Interest of holding company Shares at book value 2005 Rm	2004 Rm	Indebtedness 2005 Rm	2004 Rm
Nampak Insurance Company Limited	Insurance	Isle of Man	£100 000	**100%**	100%				
Nampak International Ltd	I	Isle of Man	£39 329	**100%**	100%	**1 889.3**	1 873.9	**–**	–
Nampak International Ltd	I	Isle of Man	£18 575	**100%**	100%				
Nampak Kenya Ltd	O	Kenya	KES 40 280 010	**100%**	100%				
Nampak Kerkrade BV	O	Netherlands	€2 178 200	**–**	100%				
Nampak Leasing (Pty) Ltd	F	RSA	R100	**100%**	100%				
Nampak Metal Packaging Ltd	O	RSA	R9 134	**100%**	100%				
Nampak Montpont SA	O	France	€6 196 500	**–**	100%				
Nampak Nigeria Cartons Limited	O	Nigeria	NGN 14 000 000	**100%**	100%				
Nampak Nigeria Plc	O/L	Nigeria	NGN 107 044 183	**57%**	57%				
Nampak Nigeria Properties Limited	P	Nigeria	NGN 14 000 000	**100%**	100%				
Nampak Paper Holdings Ltd	I	UK	£26 828 196	**100%**	100%				
Nampak Paper Ltd	Deregistered	RSA	R2 307 533	**–**	100%	**–**	7.5	**–**	–
Nampak Petpak (Namibia) (Pty) Ltd	O	Namibia	N$100	**100%**	100%				
Nampak Plastics Europe Ltd	O	UK	£4 863 616	**100%**	100%				
Nampak Polycyclers (Pty) Ltd	O	RSA	R20 000	**100%**	100%				
Nampak Polyfoil Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 200	**70%**	70%				
Nampak Products Ltd	O	RSA	R3 758 641	**100%**	100%	**93.7**	93.7	**–**	18.8
Nampak Properties (Isle of Man) Ltd	P	Isle of Man	£100	**100%**	100%				
Nampak Southern Africa Holdings Limited	I	Mauritius	US$ 4 726 922	**100%**	100%	**52.5**	52.5	**–**	–
Nampak Tanzania Ltd	O	Tanzania	TZS 304 638 620	**100%**	100%				
Nampak Technical Services Ltd	O	Isle of Man	£1	**100%**	100%				
Nampak Tissue (Pty) Ltd	O	RSA	R100	**100%**	100%				
Nampak Zambia Ltd	O	Zambia	ZMK 2 000 000	**100%**	100%				
National Containers (Pty) Ltd	I	RSA	R245 000	**100%**	100%	**0.3**	0.3	**12.5**	12.7
Neopac Corrugated (Pty) Ltd	O	RSA	R100	**100%**	100%				
Packaging Industries Malawi Ltd	O/L	Malawi	MWK 13 450 000	**60%**	60%				
Replete Leasing (Pty) Ltd	F	RSA	R1 000	**100%**	100%				
Teknol BV	I	Netherlands	£18 151	**100%**	100%				
Teknol NV	I	Netherlands Antilles	US$ 6 000	**100%**	100%				
Transmar (Isle of Man) Ltd	I	Isle of Man	US$ 600 000	**100%**	100%				
2. JOINT VENTURES AND ASSOCIATE									
Joint ventures									
Bullpak Ltd	O	Kenya	KES 4 760 000	**49%**	49%				
Burcap Plastics (Pty) Ltd	I	RSA	R100	**50%**	50%				
Burcap Plastics Gauteng (Pty) Ltd	O	RSA	R100	**50%**	50%				
Burcap Plastics IML (Pty) Ltd	O	RSA	R100	**50%**	50%				
Collect-a-Can (Pty) Ltd	O	RSA	R4 000 000	**40%**	40%				
Elopak South Africa (Pty) Ltd	O	RSA	R140	**50%**	50%				
Hunyani Holdings Ltd	O/L	Zimbabwe	ZWD 31 391 103	**39%**	39%				
Megapak Zimbabwe (Pvt) Ltd	O	Zimbabwe	ZWD 20 100	**49%**	49%				
Menshen Packaging (UK) Ltd	O	UK	£100	**–**	50%				
NASABA Tissue Ltd	O	Tanzania	TZS 200 000	**50%**	50%				
Sancella South Africa (Pty) Ltd	O	RSA	R2 500	**50%**	50%				
Associate									
Group Risk Holdings (Pty) Ltd	Insurance	RSA	R100 000	**28%**	–				

Annexure A *(continued)*

	Type (see note below)	Country of incorporation	Issued share capital	Effective percentage holding 2005 %	Effective percentage holding 2004 %	Interest of holding company: Shares at book value 2005 Rm	Shares at book value 2004 Rm	Indebtedness 2005 Rm	Indebtedness 2004 Rm
3. ASSOCIATES AND JOINT VENTURES (NOT CONSOLIDATED)									
Crown Cork Company (Mozambique) LDA	O	Mozambique	MT 2 375 million	**50%**	34%				
Sun Citrus Packers (Pty) Ltd	O	South Africa	R16 000 000	**26%**	–				

Type

O – Operating F – Finance I – Investment holding P – Property owning L – Listed

General information in respect of subsidiaries, as required in terms of paragraph 62 of the 4th Schedule of the Companies Act, 1973, is set out only in respect of those subsidiaries, the financial position or the results of which are material for a proper appreciation of the affairs of the group. The directors are of the opinion that the disclosures in these statements of such information in respect of the remaining dormant subsidiaries would entail expenses out of proportion of all subsidiaries, joint ventures and associates are available for inspection at the registered offices of Nampak Limited.

Note

The subsidiary and joint venture companies' aggregate income after taxation attributable to the holding company, for the year ended 30 September 2005, is R989.9 million (2004: R1 165.3 million). The aggregate amount of losses attributable to the holding company is R198.4 million (2004: R194.3 million).

Investments

Annexure B

	Type (see note below)	Number of shares held by group 2005	Number of shares held by group 2004	Effective percentage holding 2005	Effective percentage holding 2004
UNLISTED INVESTMENTS					
Business Partners Ltd	F	**212 160**	212 160	**< 1**	< 1
Houers Ko-operatief Bpk	O	**1 714 901**	1 714 901	**14.9%**	14.9%
Lesedi Clinic (Soweto) (Pty) Ltd	I	**250**	250	**100.0%**	100.0%
New Farmers Development Corporation Ltd	O	**150 586**	150 586	**< 1**	< 1
Ethiopean Crown Cork & Can Industry	O			**25%**	25%

Type

O – Operating F – Finance

COMPANY SECRETARY

N P O'Brien *BProc*

AUDITORS

Deloitte & Touche

BUSINESS ADDRESS AND REGISTERED OFFICE

Nampak Centre, 114 Dennis Road, Atholl Gardens
Sandton 2196, South Africa
(PO Box 784324, Sandton 2146)
Telephone +27 11 719 6300
Telefax +27 11 444 4794
Website www.nampak.com

SHARE REGISTRAR

Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street, Johannesburg 2001, South Africa
(PO Box 61051, Marshalltown 2107)
Telephone +27 11 370 5000
Telefax: +27 11 370 5487

SPONSOR

UBS South Africa (Pty) Limited
64 Wierda Road East
Sandton 2196, South Africa
(PO Box 652863, Benmore 2010)
Telephone +27 11 322-7000
Telefax +27 11 784-8280

NAMPAK LIMITED

Notice is hereby given that the thirty-eighth annual general meeting of shareholders of Nampak Limited will be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton, South Africa on Wednesday, 8 February 2006 at 12:00 for the following purposes:

1. To receive and consider the annual financial statements of the company and of the group for the year ended 30 September 2005.
2. To elect Messrs T N Jacobs and R J Khoza as directors of the company, following their appointment by the board with effect from 1 October 2005. In terms of the articles of association of the company they are required to retire but, being eligible, offer themselves for election.
3. To elect directors in place of Messrs N Cumming, P L Campbell and M H Visser who retire by rotation but, being eligible, offer themselves for re-election.

   Please refer to pages 4 to 5 of the annual report for a biography of each director.
4. To consider and, if approved, to pass with or without modification, the following ordinary resolutions, subject to the approval of JSE Limited ("the JSE"):

ORDINARY RESOLUTION NUMBER 1

"THAT the company hereby specifically approves, in terms of section 222(1)(a) of the Companies Act, 1973, as amended, the allotment and issue from the ordinary shares already set aside for purposes of the Nampak 1985 Share Option Scheme of ordinary shares of 5 (five) cents each to the undermentioned directors as and when they exercise the options detailed below, which were granted to them during the year (and in the case of Mr T N Jacobs share options which were granted in previous years, prior to his appointment as a director on 1 October 2005), to acquire ordinary shares of 5 cents each in the company and specifically authorises the directors to make such issue and allotment:"

Name of director	Date option granted	Option price (cents)	Number of options
G E Bortolan	1 December 2004	1 495	190 000
N Cumming	1 December 2004	1 495	100 000
A S Lang	1 December 2004	1 495	40 000
T N Jacobs	14 December 2001	1 060	20 000
T N Jacobs	25 July 2002	1 326	20 000
T N Jacobs	27 November 2003	1 234	50 000
T N Jacobs	1 December 2004	1 495	100 000

ORDINARY RESOLUTION NUMBER 2

"THAT the fees payable to the non-executive directors be increased from R90 000 per director per annum to R100 000 per director per annum with effect from 1 October 2005, payable in quarterly payments in arrear."

ORDINARY RESOLUTION NUMBER 3

ADOPTION OF THE NAMPAK LIMITED PERFORMANCE SHARE PLAN

"Resolved that the deed embodying The Nampak Limited Performance Share Plan, a copy of which has been signed by the chairman for identification purposes and tabled at the annual general meeting convened to consider, *inter alia*, this resolution, be and is hereby adopted."

ORDINARY RESOLUTION NUMBER 4

PLACEMENT OF UNISSUED SHARES UNDER THE CONTROL OF DIRECTORS FOR THE PURPOSE OF THE NAMPAK LIMITED PERFORMANCE SHARE PLAN

"Resolved that, subject to the passing of ordinary resolution number 3 proposed at the annual general meeting at which this ordinary resolution is to be considered, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 6, exceed 12.5% of the total issued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The Nampak Limited Performance Share Plan, as same may be amended from time to time."

ORDINARY RESOLUTION NUMBER 5

ADOPTION OF THE NAMPAK LIMITED SHARE APPRECIATION PLAN

"Resolved that the deed embodying The Nampak Limited Share Appreciation Plan, a copy of which has been signed by the chairman for identification purposes and tabled at the annual general meeting convened to consider, *inter alia*, this resolution, be and is hereby adopted."

ORDINARY RESOLUTION NUMBER 6

PLACEMENT OF UNISSUED SHARES UNDER THE CONTROL OF DIRECTORS FOR THE PURPOSE OF THE NAMPAK LIMITED SHARE APPRECIATION PLAN

"Resolved that, subject to the passing of ordinary resolution number 5 proposed at the annual general meeting at which this ordinary resolution is to be considered, so many of the total unissued ordinary shares in the capital of the company as do not, together with those placed under the control of the directors pursuant to ordinary resolution number 4, exceed 12.5% of the total issued ordinary shares in the capital of the company, be and are hereby placed under the control of the directors of the company who are specifically authorised in terms of section 221(2) of the Companies Act 61 of 1973, as amended, to allot and issue all or any of such shares, in accordance with the terms and conditions of The Nampak Limited Share Appreciation Plan, as same may be amended from time to time."

EXPLANATORY NOTE ON ORDINARY RESOLUTIONS NUMBERS 3, 4, 5 AND 6

These resolutions relate to the current 1985 Share Option Scheme ("current scheme"), The Nampak Limited Performance Share Plan and The Nampak Limited Share Appreciation Plan. The salient features of The Nampak Limited Performance Share Plan and The Nampak Limited Share Appreciation Plan, which will replace the current scheme, are set out in the Annexure to the Notice of Annual General Meeting annexed hereto. Copies of The Nampak Limited Performance Share Plan and The Nampak Limited Share Appreciation Plan will be available for inspection at the registered office of the company from 08:00 to 17:00 until the date of the annual general meeting.

5. To consider and, if approved, to pass with or without modification the following special resolution, subject to the approval of the JSE:

SPECIAL RESOLUTION NUMBER 1

"THAT, subject to compliance with the requirements of the JSE, the directors of the company be and are hereby authorised in their discretion to procure that the company or subsidiaries of the company acquire by purchase on the JSE ordinary shares issued by the company provided that:

(i) the number of ordinary shares acquired in any one financial year shall not exceed 20% of the ordinary shares in issue at the date on which this resolution is passed;

(ii) this authority shall lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution is passed;

(iii) the price paid per ordinary share may not be greater than 10% above the weighted average of the market value of the ordinary shares for the five business days immediately preceding the date on which a purchase is made;

(iv) the number of shares purchased by subsidiaries of the company shall not exceed 10% in aggregate of the number of issued shares in the company at the relevant times."

The reason for this special resolution is to authorise the directors, if they deem it appropriate in the interests of the company, to procure that the company or subsidiaries of the company acquire or purchase ordinary shares issued by the company subject to the restrictions contained in the above resolution.

The effect of this special resolution will be to authorise the directors of the company to procure that the company or subsidiaries of the company acquire or purchase shares issued by the company on the JSE. Such purchases:

(i) may not in any financial year exceed 20% of the company's ordinary shares in issue at the date of passing the above resolution;

(ii) must be effected through the order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(iii) may not be made at prices in excess of 10% above the weighted average of the market value of the ordinary shares for the five days preceding the date of purchase;

(iv) must comply with the requirements of the JSE;

(v) if made by a subsidiary or subsidiaries may not exceed 10% in aggregate of the issued shares in the company.

The general authority granted by this resolution will lapse on the earlier of the date of the next annual general meeting of the company or the date 15 months after the date on which this resolution was passed.

At the present time the directors have no specific intention with regard to the utilisation of this authority which will only be used if the circumstances are appropriate. If the authority is exercised, the ordinary shares will be purchased on the JSE.

The directors, after considering the effect of a repurchase of up to 20% of the company's issued ordinary shares, are of the opinion that if such repurchase is implemented:

(i) the company and its subsidiaries will be able to pay their debts in the ordinary course of business for a period of 12 months after the date of this notice;

(ii) recognised and measured in accordance with the accounting policies used in the latest audited annual group financial statements, the assets of the company and its subsidiaries will exceed the liabilities of the company and its subsidiaries for a period of 12 months after the date of this notice;

(iii) the ordinary capital and reserves of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice;

(iv) the working capital of the company and its subsidiaries will be adequate for the purposes of the business of the company and its subsidiaries for the period of 12 months after the date of this notice.

The company will ensure that its sponsor will provide the necessary letter on the adequacy of the working capital in terms of the JSE Listings Requirements, prior to the commencement of any purchase of the company's shares on the open market.

VOTING AND PROXIES

On a show of hands every member present in person or represented in terms of section 188 of the Companies Act, 1973, shall have one vote, and on a poll every member present in person or by proxy or so represented shall have one vote for every share held by such member.

A member entitled to attend, speak and vote at the annual general meeting is entitled to appoint a proxy or proxies to attend, speak and vote in place of that member. A proxy need not be a member of the company.

Registered holders of certificated Nampak shares and holders of dematerialised Nampak shares in their own name and who are unable to attend the annual general meeting and who wish to be represented at the meeting, must complete and return the attached form of proxy in accordance with the instructions contained in the form of proxy so as to be received by the share registrars, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg 2001 (PO Box 61051, Marshalltown 2107) by no later than 12:00 on Monday, 6 February 2006.

Holders of Nampak shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant ("CSDP") or broker to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

In terms of the JSE Listings Requirements for special resolution number 1, the following general information is included in the annual report:

(i) Directors (pages 4 and 5)

(ii) Major shareholders (page 54)

(iii) Directors' interest in securities (pages 96 and 97)

(iv) Share capital of the company (page 127)

(v) The company is not party to any material litigation nor is it aware of any pending material litigation to which it may become a party.

There have been no material changes in the financial or trading position of the company and its subsidiaries since 30 September 2005.

The directors whose names appear on pages 4 to 5 of the annual report collectively and individually accept full responsibility for the accuracy of the information given and certify that to the best of their knowledge and belief there are no facts that have been omitted which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that the circular (the notice of the annual general meeting) contains all information required by law and the JSE Listings Requirements.

By order of the board

N P O'Brien
Company secretary

15 December 2005

Nampak Limited
Nampak Centre
114 Dennis Road
Atholl Gardens, Sandton 2196
Republic of South Africa

Adoption of new incentive plans

1. ADOPTION OF NEW INCENTIVE PLANS

1.1 Currently, share options are the sole form of long-term incentive for key Nampak employees. Following the recent review of executive remuneration by the Remuneration and Nominations Committee (**"Remco"**), the Remco has decided to propose a performance share plan, not only to link executive reward more closely to the achievement of long-term performance targets and shareholder value creation, but also to ensure that the total reward potential for executive directors and the senior executive team is competitive. In addition, a share appreciation plan will be formulated to replace the existing share option plan and will be used to retain and motivate key employees. If the plans are approved share options will no longer be issued to employees.

1.2 The new incentive plans will be called the Nampak Limited Performance Share Plan (**"PSP"**) and the Nampak Limited Share Appreciation Plan (**"SAP"**) (collectively, the **"new plans"**). Copies of the deeds embodying the new plans have been signed by the chairman for identification purposes and are available for inspection at Nampak's registered offices at 114 Dennis Road, Atholl Gardens, Sandton, Gauteng, South Africa.

1.3 It is proposed to run the new plans independently of the current Nampak 1985 Share Option Scheme (**"Option Scheme"**), on the basis that no new options will be awarded to employees under the Option Scheme with effect from the date on which the first allocations and/or awards are made under the new plans.

1.4 Number of shares made available for the new incentive plans

1.4.1 The aggregate number of ordinary shares in the capital of the company (**"Shares"**) which may be acquired by participants under the new plans, together with shares which may be acquired by participants under any other share plan in force which provides for the acquisition of shares (collectively **"Any Other Plan"**) shall not exceed 12.5% of the company's issued share capital, being 81 343 853 shares as at 1 November 2005.

1.4.2 The aggregate number of shares which may be acquired by any one participant under the new plans and Any Other Plan shall not exceed 0.3380% of the company's issued share capital, being 2 200 000 shares as at 1 November 2005.

1.4.3 The aggregate above shall not be exceeded without the prior authority of the company in general meeting and the approval (to the extent necessary) of every stock exchange on which the shares, at the time, are listed.

1.5 Share trusts

Two share trusts will be established to administer the new plans. The board of directors of the company (**"the board"**) shall be entitled to appoint and remove the trustee of these trusts. The first trustees of the trusts are to be Messrs Trevor Evans, Michael Mervyn Katz, Maduke Lot Ndlovu and Robert Albert Williams. The trustees may not participate in the new plans.
The trusts will recover from the participant's employer within the group all such costs as may be attributable to such participant's participation in the new plans.

2. THE NAMPAK LIMITED PERFORMANCE SHARE PLAN ("PSP")

2.1 Purpose, participants and manner of participation

2.1.1 The purpose of the PSP is to attract, retain, motivate and reward employees, including executive directors of the Nampak Limited Group of Companies (**"group"**), who are able to influence the performance of the group, on a basis which aligns the interests of such participants with those of the company's share owners.

2.1.2 Any senior employee of the group, as well as any executive director who is required to devote substantially all of his time to the business of the group, who is more than 24 months from retirement, will be eligible to participate in the plan if selected by the board from time to time (collectively **"participants"**).

2.1.3 The PSP empowers the board to offer participants a conditional right, from time to time, to receive performance shares (each a **"PS"**) on the terms and conditions described more fully below.

2.2 Performance shares

2.2.1 A participant is (if the board so resolves) offered the conditional right to receive up to a maximum number of PSs for which no consideration is payable.

2.2.2 A PS shall, subject to 2.2.3, be released to a participant on the date (**"release date"**) which falls three years after the date (**"the award date"**) on which the PS was awarded to the participant; provided that such three-year period will be extended if and to the extent applicable law or company policy in force from time to time prevents the company from releasing or the participant from receiving or otherwise dealing in PSs or shares on the release date.

2.2.3 The release of PSs is dependent upon the meeting by the company of performance criteria determined by the board at or prior to the award date (**"the performance criteria"**) on the basis that the maximum number of PSs to be released on the release date will be adjusted if and to the extent the performance criteria are not satisfied over the three-year period (whether in whole or in part).

2.3 Termination of employment

2.3.1 If a participant's employment with the group terminates by reason of death, such participant's heirs, executor, trustee or other representative shall, as soon as reasonably practicable after his death, be entitled to receive that number of PSs awarded to him on the applicable award date, reduced on a basis which is pro-rated with reference to the total number of calendar months which have elapsed between the award date and the date of such termination, as if the Group had met only the target performance criteria.

2.3.2 If a participant's employment with the group terminates by reason of:

2.3.2.1 retirement due to injury, disability or ill-health;

2.3.2.2 retirement before his normal retirement date with the consent of the board;

2.3.2.3 dismissal for operational reasons;

2.3.2.4 retirement on or after his normal retirement date;

2.3.2.5 the company by which he is employed ceasing to be a member of the group; or

2.3.2.6 the undertaking in which he is employed being transferred to a transferee which is not a member of the group,

such participant shall, unless the board determines otherwise, be entitled to receive on the release date that number of PSs awarded to him on the applicable award date, reduced on a basis which is pro-rated with reference to the total number of calendar months which have elapsed between such award date and the date of such termination.

2.3.3 If a participant's employment with the group terminates for any reason other than one of those contemplated in 2.3.1 or 2.3.2, his award shall cease to be effective unless the board determines otherwise, in which event such participant shall be entitled to receive that number of Shares which is determined *mutatis mutandis* on the basis detailed in 2.3.1.

2.4 Settlement of PSs

2.4.1 Provision is made for the company to settle its obligation to settle PSs to a participant on the relevant release date by (a) way of allotment and issue; or (b) the company or the trust procuring the transfer of such shares to the participant; provided that, as opposed to settling PSs in equity, the participant may, at the company's election, be paid a cash bonus equal to the Fair Market Value of each share to which the participant becomes entitled. For the purposes of the PSP, "Fair Market Value", in relation to a share on any particular day, means the volume weighted average price of a share on the JSE Limited (**"JSE"**) over the 15 (or lesser, if the board so decides) trading days immediately prior to the day in question.

2.4.2 Awards are not pensionable and may not be assigned or transferred, except on a participant's death, when they may be assigned to the participant's personal representatives.

2.5 Granting of awards

The first grant of awards is intended to be made as soon as practicable following approval of the PSP at the annual general meeting. Thereafter, awards may normally be granted within a six-week period following announcement by the company of its results for any period. Awards may also be granted outside these periods if the committee considers it appropriate.

2.6 Payment on account of dividends

The participant may receive an amount (in cash or in shares) equivalent to accrued dividends (on the basis that they are reinvested in shares) in respect of the proportion (if any) of the award that actually vests. Any one-off "special" distributions that are made on similar terms to all ordinary shareholders may be included in the calculation at Remco's discretion.

2.7 General provisions

2.7.1 Provision is made for appropriate adjustments in the event of alterations to the company's capital, including by way of special distributions, rights offers, corporate reorganisations, subdivisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the company, including by way of certain merger and take-over events.

2.7.2 Subject to 2.7.3, if the company undergoes a change of control after an award date, then:

2.7.2.1 the release date in respect of all PSs previously awarded to participants, adjusted downwards on a basis which is pro-rated with reference to the total number of calendar months which have elapsed since the relevant award date and allocation date, shall be deemed to fall on the date on which such change of control becomes effective (**"implementation date"**); on the basis that the company must discharge its settlement obligation to participants pursuant to such acceleration of the release date of PSs by either:

2.7.2.1.1 paying to participants an amount equal to the Fair Market Value of the shares which would have been settled to participants on the implementation date; or

2.7.2.1.2 the delivery of shares to such participant.

It will be assumed that the company has performed at the full performance criteria over the period between the award date and the release date.

2.7.3 Notwithstanding 2.7.2, if the company undergoes a change of control pursuant to a transaction which makes provision for participants' rights under the PSP to be substituted for other rights or to be otherwise accommodated, on a basis determined by an independent merchant bank to be fair and reasonable to participants, participants shall not be entitled to the rights articulated in 2.7.2; provided that if such participant's employment within the group is terminated for any reason whatsoever (including his resignation) within a period of 12 months following the implementation date, he shall be entitled to be settled on the same basis that would have applied had the provisions of 2.7.2 been applicable, the effective date of such determination being the implementation date.

2.7.4 The company shall apply for a listing on the JSE of all shares issued to a participant under the PSP as soon as possible after the issue (if applicable) thereof.

2.7.5 The board and the trustees may amend the PSP, with the approval (if required) of every stock exchange on which shares are, at the relevant time, listed. In addition, no amendments affecting any of the following matters shall be competent unless sanctioned by the company in general meeting:

2.7.5.1 the eligibility of participants;

2.7.5.2 the definition of Fair Market Value;

2.7.5.3 the maximum number of shares subject to the PSP and the maximum number of shares which may be acquired by a single participant.

2.7.6 On the winding-up of the trust, any surplus shall be paid to the company and any deficit arising will be borne by the company.

3. THE NAMPAK LIMITED SHARE APPRECIATION PLAN ("SAP")

3.1 Purpose, participants and manner of participation

3.1.1 The purpose of the SAP is to attract, retain, motivate and reward employees of the Nampak Limited Group of Companies (**"group"**) who are able to influence the performance of the group, on a basis which aligns the interests of such participants with those of the company's share owners.

3.1.2 Participants in the SAP will be employees of the group, as selected by Remco from time to time (collectively **"participants"**).

3.1.3 The SAP empowers Remco to offer participants a conditional right, from time to time, to receive share appreciation rights (each a "SAR") on the terms and conditions described more fully below.

3.2 Share appreciation rights

3.2.1 A participant is, if Remco so resolves, offered the right to receive a number of SARs upon the terms summarised below, for which no consideration is payable.

3.2.2 SARs may not be exercised by a participant until the date (**"the determination date"**) which falls three years after that date on which the SARs are allocated to the participant (**"the allocation date"**); provided that such three-year period will be extended by Remco if and to the extent applicable law or company policy in force from time to time prevents the company from settling SARs or the participant from dealing in shares on the release date.

3.2.3 The number of SARs that a participant will be able to exercise is dependent upon the meeting by the company of performance criteria determined by the board at or prior to the award date (**"the performance criteria"**) on the basis that the maximum number of SARs determined as capable of being exercised to be released on the determination date will be adjusted if and to the extent the performance criteria are not satisfied over the three-year period (whether in whole or in part). It is anticipated that the initial performance criteria will be based on compounded earnings growth over the consumer price index and any other performance criteria deemed appropriate at the allocation date.

3.3 Termination of employment

3.3.1 If a participant's employment with the group terminates by reason of death a pro-rated portion of his SARs will be immediately exercisable by his heirs, executor, trustee or other representative. The pro-rated portion of his SARs will be determined as if the company had achieved the target performance criteria.

3.3.2 If a participant's employment with the group terminates by reason of dismissal for operational reasons, his allocation will cease to be effective.

3.3.3 If a participant's employment with the group terminates by reason of retirement the number of SARs capable of being exercised will be determined on their normal determination date.

3.3.4 If a participant's employment with the group terminates by reason of:

3.3.4.1 the company by which he is employed ceasing to be a member of the group; or

3.3.4.2 the undertaking in which he is employed being transferred to a transferee which is not a member of the group,

a pro-rated number of his SARs that are capable of being exercised shall be determined on the date his employment with the Group terminates.

3.3.5 If a participant's employment with the group terminates by reason of:

3.3.5.1 retirement due to injury, disability or ill health; or

3.3.5.2 early retirement with the consent of the board,

a pro-rated number of SARs that are capable of being exercised shall be determined on the normal determination date.

3.3.6 If a participant's employment with the group terminates for any reason other than one of those contemplated in 3.3.1, his award shall no longer be effective unless the board determines otherwise.

3.4 Exercise of SARs

3.4.1 One third of SARs that are determined capable of being exercised may be exercised on expiry of three years from the allocation date, another third upon expiry of four years from the allocation date and the final third upon expiry of five years from the allocation date, on the basis that such participant shall, in respect of each SAR so exercised, receive such number of shares as is calculated in accordance with the following formula:

$(A = (B - C) \div B$

where:

A = the number of shares to which a participant is entitled in respect of each SAR which has been exercised;

B = the Fair Market Value of a share on the date on which such SAR is exercised;

C = the price attributable to a SAR on the allocation date, being the Fair Market Value of a share on such date (the **"Allocation Price"**).

3.4.2 The company may discharge its obligation to settle a SAR, at its election by (a) way of allotment and issue; or (b) the company or the trust procuring the transfer of such shares to the participant; provided that, as opposed to settling SARs in equity, the participant may, at the company's election, be paid a cash bonus equal to the Fair Market Value of the shares to which the participant becomes entitled on the exercise of his SARs.

3.4.3 All SARs which are determined capable of being exercised by a participant and are not exercised by a participant will cease to be effective if and to the extent they have not been exercised by a participant upon expiry of the period commencing on the allocation date and terminating on the tenth anniversary thereafter; provided that such ten-year period:

3.4.3.1 will be extended by the board if and to the extent that applicable law or company policy in force from time to time prevents the company from settling a participant's entitlement to shares or a participant from receiving or otherwise dealing in shares on expiry of such period;

3.4.3.2 may be extended by the board, in its discretion, if and to the extent that any category of participant has, in any 12-month period preceding the expiry of such period, been precluded from receiving or otherwise dealing in shares for five or more months in the aggregate.

3.5 General provisions

3.5.1 Provision is made for appropriate adjustments in the event of alterations to the company's capital, including by way of special distributions, rights offers, corporate reorganisations, subdivisions and consolidations. Furthermore, provision is made for the appropriate treatment of participants in the event of certain reconstructions of the company, including by way of certain merger and take-over events.

3.5.2 The company will apply for a listing on the JSE of all shares issued to a participant under the SAP as soon as possible after the issue (if applicable) thereof.

3.5.3 A participant may not cede any of his rights or delegate any of his obligations under the plan.

3.5.4 The board and the trustees may amend the SAP with the approval (if required) of every stock exchange on which shares are, at the relevant time, listed. In addition, no amendments affecting any of the following matters shall be competent unless sanctioned by the company in general meeting:

3.5.4.1 the eligibility of participants;

3.5.4.2 the definition of Allocation Price;

3.5.4.3 the definition of Fair Market Value;

3.5.4.4 the maximum number of shares subject to the SAP and the maximum number of shares which may be acquired by a single participant.

3.5.5 On the winding-up of the trust, any surplus will be paid to the company and any deficit arising will be borne by the company.

Annual general meeting	8 February 2006
Interim statement and dividend announcement for the half year ending 31 March 2006	May 2006
Group results and ordinary dividend announcement for the year ending 30 September 2006	November 2006

DIVIDENDS

Ordinary

Final for the year ended 30 September 2005	To be paid on 16 January 2006
Interim for the half-year ending 31 March 2006	To be paid July 2006

Preference

6.5% and 6% cumulative	Payable twice per annum during February and August

NAMPAK LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1968/008070/06)
(Share code: NPK ISIN: ZAE000071676)
("Nampak" or the "company")

FORM OF PROXY

38th annual general meeting

For use by the registered holders of certificated Nampak shares and the holders of dematerialised Nampak shares in their own name at the annual general meeting of the company to be held at Nampak Centre, 114 Dennis Road, Atholl Gardens, Sandton on Wednesday 8 February 2006 at 12.00 ("the annual general meeting").

Holders of Nampak shares (whether certificated or dematerialised) through a nominee must not complete this form of proxy, but should timeously make the necessary arrangements with that nominee or, if applicable, Central Securities Depository Participant or broker to enable them to attend and vote at the annual general meeting or to enable their votes in respect of their Nampak shares to be cast at the annual general meeting by that nominee or a proxy or a representative.

I/We ____
(BLOCK LETTERS PLEASE)

of ____

telephone (work) (   ) ____________________ (home) (   ) ____________________

being the holder(s) of ____________________ ordinary shares in the company, hereby appoint (see note 1):

____ or failing him/her

____ or failing him/her

the chairman of the annual general meeting as my/our proxy to vote on my/our behalf at the annual general meeting which will be held for the purpose of considering and, if deemed fit, passing, with or without modification, the special and ordinary resolutions to be proposed at the annual general meeting and at each adjournment of the annual general meeting and to vote for or against the special and ordinary resolutions or to abstain from voting in respect of the shares in the issued share capital of the company registered in my/our name/s, in accordance with the following instructions (see note 2).

INSERT AN 'X' OR THE NUMBER OF ORDINARY SHARES HELD IN THE COMPANY (see note 2)

Proposed resolutions	**For**	**Against**	**Abstain**
To elect T N Jacobs			
To elect R J Khoza			
To re-elect N Cumming			
To re-elect P L Campbell			
To re-elect M H Visser			
To approve the allotment and issue of shares to four executive directors			
To increase the fees payable to the non-executive directors			
To adopt The Nampak Limited Performance Share Plan			
To place unissued shares under the control of directors for the purpose of The Nampak Limited Performance Share Plan			
To adopt The Nampak Limited Share Appreciation Plan			
To place unissued shares under the control of directors for the purpose of The Nampak Limited Share Appreciation Plan			
Special resolution to authorise the directors of the company to acquire or purchase shares issued by the company on the JSE Limited			

Insert an 'X" in the relevant spaces above according to how you wish your votes to be cast. However, if you wish to cast your votes in respect of a lesser number of shares than you own in the company, insert the number of shares held in respect of which you wish to vote (see note 2).

Signed at ____________________ on ____________________ 2005/6

Signature ____

Assisted by me (where applicable) ____

Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

Please read the notes on the reverse side hereof.

NOTES

1. A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space/s provided, with or without deleting "the chairman of the annual general meeting", but any such deletion must be initialled by the member. The person whose name appears first on the form of proxy and who is present at the annual general meeting will be entitled to act as proxy to the exclusion of those whose names follow.
2. A member's instructions to the proxy must be indicated in the appropriate box provided. Failure to comply with the above will be deemed to authorise the proxy to vote or abstain from voting at the annual general meeting as he/she deems fit. A member may instruct the proxy to vote less than the total number of shares held by inserting the relevant number of shares in the appropriate box provided. A member who fails to do so will be deemed to have authorised the proxy to vote or abstain from voting, as the case may be, in respect of all the member's votes exercisable at the annual general meeting.
3. Forms of proxy must be lodged with or posted to the company's share registrar, Computershare Investor Services 2004 (Pty) Limited, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), to be received by no later than 12:00 on Monday, 6 February 2006.
4. The completion and lodging of this form of proxy will not preclude the member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms thereof, should such member wish to do so.
5. Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity (e.g. for a company, close corporation, trust, pension fund, deceased estate, etc.) must be attached to this form of proxy unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.
6. Any alteration or correction made to this form of proxy must be initialled by the signatory/ies.
7. A minor must be assisted by the minor's parent or guardian unless the relevant documents establishing the minor's legal capacity are produced or have been registered by the transfer secretaries of the company.
8. Where there are joint holders of shares in the company, any one of such persons may alone sign this form of proxy in respect of such shares as if such person was the sole holder, but if more than one of such joint holders submits a form of proxy, the form of proxy, if accepted by the chairman of the annual general meeting, submitted by the holder whose name appears first in the company's share register will be accepted to the exclusion of any other form of proxy submitted by any other joint holder(s).
9. The chairman of the annual general meeting may accept any form of proxy which is completed other than in accordance with these notes if the chairman of the annual general meeting is satisfied as to the manner in which the member wishes to vote.

SENIOR DIVISIONAL MANAGEMENT

AFRICA

Bevcan
John Moyes (57)

Bevcap
Chris Brink (43)

Nampak Cartons & Labels
Rob Morris (43)
Pr Eng, BSc Eng (Chem), BComm (Hons)

Nampak Corrugated
Willie Wiese (44)
Mast. Elect Eng, Msc Indus Eng, MBA (Wits)

Disaki Cores & Tubes
Peter Davies (49)
BComm

Divfood
Roy Douglas (48)
BSoc Sci, MBA

Finance director – Africa Region
Mark Kathan (35)
CA(SA)

Flexibles Cluster
Robin Moore (46)
BComm

Nampak Flexibles
Chris McLaughlin (43)
MBA

Nampak Flexpak
Rizwan Ahmed-Hassen (51)
BCompt (Hons), CA(SA)

Human resources director – Africa Region
Fezekile Tshiqi (51)
BA PGDHRM

Nampak L & CP
Rob Francois (44)
BComm

Megapak
Peter van Lienden (59)
BSc (Hons), MSc (cum laude)

Petpak
Ephraim Msane (43)
BSc (Chem Eng)

Non-packaging
Charles Bromley (42)
BSc Eng (Chem)

Rigid Plastics Cluster
Philip De Weerdt (51)
BSc Eng MBA, SEP (Stanford)

Nampak Tubes & Tubs
Mlungisi J Mathonsi (36)
BSc (Hons), MBA (Scotland)

Redibox
Deon Breedt (51)
BMil (Comm), BComm (Hons)

Nampak Sacks
Tim Elliott (52)
BComm

Nampak Weigand Glass
Alastair Lang (59)
CA, EDP (Columbia)

EUROPE

Nampak Cartons Europe
Mark Collet (54)
BEcon

M.Y. Healthcare Division
Malcolm Ward (54)
M I Biol

Nampak Plastics Europe
Tom Reid (43)
HND Mech Eng, BComm

Finance director Europe
Leon Taviansky (35)
CA(SA)

Director
Stuart Goode (55)
MBA, FCCA, SMP (Cranfield)

SENIOR CORPORATE MANAGEMENT

Company secretary and group legal advisor
Neill O'Brien (51)
BProc

Group human resource executive
Lynne Kidd (45)
BA (Hons)

Chief information officer
Armindo Morais (51)
BComm, HDip Acc, CA(SA)
MBA, SEP (Stanford)

Group information technology manager
Paddy Slattery (62)
BComm, MBA

www.nampak.com